   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1995


                                                       REGISTRATION NO. 33-87482
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------


                            THE TIMES MIRROR COMPANY

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                  2711, 2721, 2731, 2741,                  95-4481525
 (STATE OR OTHER JURISDICTION            2752, 7383, 8741                  (I.R.S. EMPLOYER
     OF INCORPORATION OR           (PRIMARY STANDARD INDUSTRIAL          IDENTIFICATION NO.)
         ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053
                                 (213) 237-3700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                ROBERT F. ERBURU
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER

                            THE TIMES MIRROR COMPANY

                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053
                                 (213) 237-3700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)

                            ------------------------

                                   COPIES TO:
                             PETER F. ZIEGLER, ESQ.
                            GIBSON, DUNN & CRUTCHER
                             333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-7000
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO EXCHANGE:


     As soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer (the "Exchange Offer") described in the enclosed Prospectus have been satisfied or waived.


     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box.     / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            THE TIMES MIRROR COMPANY

                            ------------------------

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-4


              S-4 ITEM NUMBER AND HEADING                   CAPTION OR LOCATION IN PROSPECTUS
- --------------------------------------------------------  -------------------------------------
  1.  Forepart of Registration Statement and Outside
        Front Cover Page of Prospectus..................  Facing Page; Cross Reference Sheet;
                                                            Outside Front Cover Page of
                                                            Prospectus.
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus......................................  Available Information; Table of
                                                          Contents.
  3.  Risk Factors, Ratio of Earnings to Fixed Charges
        and Other Information...........................  Summary; Investment Considerations;
                                                            Business; Price Range and Dividend
                                                            Data.
  4.  Terms of the Transaction..........................  Summary; Investment Considerations;
                                                            The Pre-Exchange Offer
                                                            Transactions; The Exchange Offers;
                                                            Certain Federal Income Tax
                                                            Consequences.
  5.  Pro Forma Financial Information...................  Unaudited Pro Forma Financial Data.
  6.  Material Contracts With the Company Being
        Acquired........................................  Summary; The Pre-Exchange Offer
                                                            Transactions.
  7.  Additional Information Required for Reoffering by
        Persons and Parties Deemed to be Underwriters...  Not Applicable.
  8.  Interests of Named Experts and Counsel............  Legal Matters; Experts.
  9.  Disclosure of Commission Position on
        Indemnification For Securities Act
        Liabilities.....................................  Not Applicable.
 10.  Information with Respect to S-3 Registrants.......  Not Applicable.
 11.  Incorporation of Certain Information by
        Reference.......................................  Not Applicable.
 12.  Information with Respect to S-2 or S-3
        Registrants.....................................  Not Applicable.
 13.  Incorporation of Certain Information by
        Reference.......................................  Not Applicable.
 14.  Information with Respect to Registrants Other than
        S-2 or S-3 Registrants..........................  Summary; Price Range and Dividend
                                                            Data; Business; Selected
                                                            Consolidated Financial Data;
                                                            Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations.
 15.  Information with Respect to S-3 Companies.........  Not Applicable.
 16.  Information with Respect to S-2 or S-3
        Companies.......................................  Not Applicable.
 17.  Information with Respect to Companies Other than
        S-2 or S-3 Companies............................  Not Applicable.
 18.  Information if Proxies, Consents or Authorizations
        are to be Solicited.............................  Not Applicable.
 19.  Information if Proxies, Consents or Authorizations
        are not to be Solicited, or in an Exchange
        Offer...........................................  Summary; Business.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1995


PROSPECTUS

                            THE TIMES MIRROR COMPANY

                               OFFER TO EXCHANGE

                           UP TO 16,563,343 SHARES OF

              ITS SERIES A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                      AND
              ITS SERIES C COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                 FOR SHARES OF
        CONVERSION PREFERRED STOCK, SERIES B, PAR VALUE $1.00 PER SHARE
          (PREFERRED EQUITY REDEMPTION CUMULATIVE STOCKTM -- PERCSTM)
          (SUBJECT TO CONVERSION INTO SHARES OF SERIES A COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE)


    The Times Mirror Company, a Delaware corporation formerly named New TMC Inc. (the "Company" or "New Times Mirror"), hereby offers its stockholders the opportunity to exchange, upon the terms and subject to the conditions contained in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer") up to 16,563,343 shares of its Series A Common Stock, par value $1.00 per share ("Series A Common Stock"), and Series C Common Stock, par value $1.00 per share ("Series C Common Stock" and collectively with the Series A Common Stock, the "Common Stock"), for shares of the Company's Conversion Preferred Stock, Series B, par value $1.00 per share ("Series B Preferred Stock"), at the rate of one share of Series B Preferred Stock for each share of Common Stock tendered and accepted. The Series B Preferred Stock will be issued in an amount having an aggregate stated value of $350 million and each share of Series B Preferred Stock will have a stated value of $21.131 (the "Series B Price"). If more than 16,563,343 shares of Common Stock are validly tendered and not withdrawn, the Company will accept such shares for exchange on a pro rata basis. The procedures for tendering shares of Common Stock are described in "The Exchange Offer -- Procedure for Tender."



    On February 1, 1995, the Company's predecessor ("Old Times Mirror") merged (the "Merger") with and into Cox Communications, Inc. ("Cox"). Certificates that prior to the Merger evidenced shares of Old Times Mirror common stock are now deemed to evidence shares of Cox common stock and shares of New Times Mirror Common Stock that were issued in the Merger. However, it is necessary to surrender those Old Times Mirror certificates to receive new certificates from Cox and New Times Mirror. WHETHER OR NOT YOU INTEND TO PARTICIPATE IN THE EXCHANGE OFFER, IF YOU HOLD OLD TIMES MIRROR STOCK CERTIFICATES, YOU MUST FOLLOW THE PROCEDURES SET FORTH IN THIS PROSPECTUS AND THE ACCOMPANYING LETTERS OF TRANSMITTAL TO SURRENDER YOUR OLD TIMES MIRROR STOCK CERTIFICATES AND RECEIVE NEW STOCK CERTIFICATES FROM COX AND NEW TIMES MIRROR.



     The Series B Preferred Stock, which is described more fully herein, (i) provides for cumulative annual cash dividends at the rate of $1.374 per share (6.5% of the Series B Price) until March 31, 1998, payable quarterly, (ii) has one vote per share, subject to certain adjustments, on all matters to be submitted to a vote of stockholders of the Company, voting together with the outstanding shares of Common Stock and (iii) has a liquidation preference equal to the Series B Price. The Series B Preferred Stock will mandatorily convert on March 31, 1998, or upon the prior occurrence of certain mergers, consolidations or similar extraordinary transactions involving the Series A Common Stock, into one share of Series A Common Stock for each share of Series B Preferred Stock, subject to certain adjustments, plus all accrued and unpaid dividends, and, if conversion occurs upon the occurrence of any such extraordinary transaction, a premium. The Series B Preferred Stock is redeemable at the option of the Company at any time, and from time to time, prior to March 31, 1998, in whole or in part, at a price (the "Call Price") (initially equal to $31.92885 per share and
thereafter declining at a rate of $       per day on each day following March
  , 1995 to $       on January 30, 1998 and equal to $28.52685 thereafter)
payable in shares of Series A Common Stock plus cash equal to dividends accrued and unpaid to the redemption date. Because the Company may redeem shares of Series B Preferred Stock at any time at the Call Price, the opportunity for equity appreciation afforded by an investment in shares of Series B Preferred Stock is effectively limited. See "Description of Preferred Stock." The Series B Preferred Stock has been approved for listing on the New York Stock Exchange (the "NYSE") subject to satisfaction of the NYSE's requirements as to minimum numbers of shares outstanding and record holders of the Series B Preferred Stock following the Exchange Offer.


     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE EXCHANGE OFFER.

- --------------------------------------------------------------------------------
        THIS EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
   TIME, ON                  , 1995, UNLESS EXTENDED (THE "EXPIRATION DATE").
         SHARES OF COMMON STOCK TENDERED FOR EXCHANGE MAY BE WITHDRAWN
                   AT ANY TIME PRIOR TO THE EXPIRATION DATE.
- --------------------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            THE DATE OF THIS PROSPECTUS IS                  , 1995.

     No person is authorized to give any information or to make any representation with respect to the matters described in this Prospectus other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares to be issued in connection with the Exchange Offer. Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act of 1934, as amended (the "Exchange Act"), the Company will file with the Commission an Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4"), together with exhibits, furnishing certain additional information with respect to the Exchange Offer. Such registration statement, Schedule 13E-4 and the other reports and information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Securities of New Times Mirror are listed on the NYSE and the Pacific Stock Exchange and reports and other information concerning New Times Mirror can be inspected at such exchanges.

                            ------------------------

     Until             all dealers effecting transactions in the registered
securities whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2


SUMMARY...............................................................................     3
INVESTMENT CONSIDERATIONS.............................................................    11
PRE-EXCHANGE OFFER TRANSACTIONS.......................................................    12
THE EXCHANGE OFFER....................................................................    14
DESCRIPTION OF PREFERRED STOCK........................................................    20
DESCRIPTION OF COMMON STOCK...........................................................    25
PRICE RANGE AND DIVIDEND DATA.........................................................    30
CERTAIN PROVISIONS IN THE RESTATED CERTIFICATE........................................    31
BUSINESS..............................................................................    33
CAPITALIZATION AND PRO FORMA CAPITALIZATION...........................................    38
SELECTED CONSOLIDATED FINANCIAL DATA..................................................    39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................    41
UNAUDITED PRO FORMA FINANCIAL DATA....................................................    52
DIVIDEND POLICY.......................................................................    55
EXECUTIVE OFFICERS AND DIRECTORS......................................................    56
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.............................................    65
FEES AND EXPENSES.....................................................................    70
MISCELLANEOUS.........................................................................    70
LEGAL MATTERS.........................................................................    70
EXPERTS...............................................................................    70
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1



     "Preferred Equity Redemption Cumulative Stock" and "PERCS" are trademarks of Morgan Stanley & Co. Incorporated.

                                    SUMMARY


     The following is a summary of certain information included in this Prospectus or in documents referred to herein. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information found elsewhere in this Prospectus, all of which should be reviewed carefully. All references herein to "Times Mirror" shall mean Old Times Mirror and New Times Mirror, as the successor to Old Times Mirror, collectively.



                                  THE COMPANY



     The Company, as the successor to Old Times Mirror, is engaged principally in the newspaper publishing, professional information and consumer media businesses. The Company publishes the Los Angeles Times, Newsday and New York Newsday, The Baltimore Sun newspapers, The Hartford Courant, The Morning Call, The Advocate and the Greenwich Times. In addition, the Company publishes several smaller newspapers. Prior to the consummation of the Merger and the other transactions described below (collectively, the "Transactions"), these businesses (the "Publishing Business") were conducted by Old Times Mirror, which was also engaged in the ownership and operation of cable television systems. The Company was incorporated in the State of Delaware in June 1994 for the purpose of owning and operating the Publishing Business after the consummation of the Transactions. Old Times Mirror's cable television systems were acquired by Cox in the Merger on February 1, 1995. Old Times Mirror was incorporated in 1884 in the State of California and was reincorporated in the State of Delaware in 1986. The Company was originally incorporated under the name "New TMC Inc." but changed its name to "The Times Mirror Company" immediately after the Merger.



     The Company's principal executive offices are located at Times Mirror Square, Los Angeles, California 90053 and its telephone number is (213) 237-3700.


                        PRE-EXCHANGE OFFER TRANSACTIONS


     Old Times Mirror, New Times Mirror, Cox and Cox Enterprises, Inc. are parties to that certain Agreement and Plan of Merger dated as of June 5, 1994, as amended (the "Merger Agreement"), pursuant to which Cox acquired Old Times Mirror's cable television business and the Company became the successor to Old Times Mirror. This was accomplished through the Transactions, which consisted of, among other things, (i) the contribution of the Publishing Business by Old Times Mirror to the Company, (ii) the assumption by the Company of all of the liabilities of Old Times Mirror other than those related to Old Times Mirror's cable television business and certain other liabilities, (iii) the exchange (the "Chandler Exchange") by Old Times Mirror's controlling stockholders, Chandler Trust No. 1, Chandler Trust No. 2 and Chandis Securities Company (collectively, the "Chandler Trusts"), of all of their Old Times Mirror Series A Common Stock, par value $1.00 per share ("Old Times Mirror Series A Common Stock") and Old Times Mirror Series C Common Stock, par value $1.00 per share ("Old Times Mirror Series C Common Stock" and together with the Old Times Mirror Series A Common Stock, the "Old Times Mirror Common Stock"), for the same number of shares of Series A Common Stock and Series C Common Stock and the commitment by the Company to issue to the Chandler Trust shares of the Company's Cumulative Redeemable Preferred Stock, Series A, par value $1.00 per share (the "Series A Preferred Stock"), and, under certain circumstances, additional shares of Series A Common Stock (such shares of Series A Preferred Stock and additional shares of Series A Common Stock, if any, are hereinafter referred to as the "Additional Chandler Shares"), and (iv) the Merger, in which Old Times Mirror (then consisting only of its cable television business) was merged with and into Cox. Upon the effectiveness of the Merger on February 1, 1995, each share of Old Times Mirror Series A Common Stock outstanding immediately prior to the Merger was converted into one share of Series A Common Stock and a portion of a share of Cox's Class A Common Stock, par value $1.00 per share ("Cox Class A Common Stock"), and each share of Old Times Mirror Series C Common Stock outstanding immediately prior to the Merger was converted into one share of Series C Common Stock and a portion of a share of Cox Class A Common Stock. As a result of the Chandler Exchange, the Chandler Trusts were not stockholders of Old Times Mirror at the time the Merger was consummated and therefore did not receive any of the securities issued in the Merger. The Additional Chandler Shares will be issued on an as yet undetermined date sometime between March 20, 1995 and May 3, 1995.



     The value of the Cox Class A Common Stock issued to the stockholders of Old Times Mirror other than the Chandler Trusts (the "Other Stockholders") (based on the average of the closing prices of a share of Cox Class A Common Stock on the NYSE for the five trading days ending on the Valuation Date (as defined below)) will be $932 million, or $10.45 per share of Old Times Mirror Common Stock held by the Other Stockholders, provided that the average closing price of the Cox Class A Common Stock during such five trading day period (the "Trading Value") is not less than $15.624 or greater than $19.096. Based on this valuation, the Additional Chandler Shares to be issued to the Chandler Trusts will have an estimated value of $412 million, or $10.45 per share of Old Times Mirror Common Stock held by the Chandler Trusts. There can be no assurance that prior to or after the Valuation Date the Cox Class A Common Stock will have a Trading Value within the range from $15.624 to $19.096 per share. If the Trading Value during the five trading day period is less than $15.624, the value of the Cox Class A Common Stock received by the Other Stockholders would be less than $932 million, which would mean that an Other Stockholder would receive Cox Class A Common Stock with a value of less than $10.45 per share of Old Times Mirror Common Stock. If the value of the Other Stockholders' Cox Class A Common Stock is less than $932 million, the number of Additional Chandler Shares to be issued would be reduced so that the value of the Additional Chandler Shares to be issued with respect to each share of Old Times Mirror Common Stock owned by the Chandler Trusts would remain substantially equivalent to the value of the Cox Class A Common Stock to be issued with respect to each share of Old Times Mirror Common Stock owned by the Other Stockholders. The "Valuation Date" will be a date to be selected by Cox that is no earlier than March 17, 1995 and no later than May 1, 1995.



                     SETTLEMENT OF STOCKHOLDERS' LITIGATION



     Following Times Mirror's announcement of the Transactions, a series of lawsuits were filed in Delaware Chancery Court, California Superior Court and United States Federal District Court (the "Stockholders' Litigation") challenging the terms of the Transactions and alleging that the defendants in such lawsuits had engaged in certain improper conduct. As part of the settlement of the Stockholders' Litigation, New Times Mirror has agreed to conduct the Exchange Offer as soon as practicable after the Merger. The Chandler Trusts have agreed that they will not participate in the Exchange Offer. As part of the settlement of the Stockholders' Litigation, the Board of Directors of the Company adopted an initial dividend policy for New Times Mirror (the "Initial New Times Mirror Dividend Policy") that provides that the annual dividend on the Common Stock, beginning in June 1995 and continuing for a period of three years, will be set at no less than $.24 per share. The Initial New Times Mirror Dividend Policy is subject to the exercise by the Company's Board of Directors of its fiduciary obligations and the exercise of the Board's business judgment in connection with, among other things, the declaration of future dividends, as well as to any and all requirements of Delaware law or any other applicable law, and to any and all covenants, restrictions or limitations in connection with any financing. Following the expiration of the Initial New Times Mirror Dividend Policy, any policy of the Company regarding the payment of common dividends will depend on the Company's future earnings, capital requirements, financial condition and other factors. For more information regarding the Stockholders' Litigation and the settlement, see "Pre-Exchange Offer
Transactions -- Stockholders' Litigation."


                               THE EXCHANGE OFFER

EXPIRATION......................   12:00 Midnight, New York City time, on
                                               , 1995 unless extended (the
                                   "Expiration Date").


TERMS OF EXCHANGE...............   One share of Series B Preferred Stock for
                                   each share of Common Stock properly tendered and not withdrawn prior to the Expiration
                                   Date. See "The Exchange Offer -- Terms of the
                                   Exchange Offer." The Chandler Trusts have agreed not to participate in the Exchange
                                   Offer.

SERIES B PREFERRED STOCK

       GENERAL; RANKING.........   The Series B Preferred Stock will be a new
                                   series of Preferred Equity Redemption
                                   Cumulative Stock(TM) of the Company and will rank prior to the Common Stock and on parity with the Series A Preferred Stock to be issued to the Chandler Trusts with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company.


MANDATORY CONVERSION............   Shares of Series B Preferred Stock will
                                   convert automatically into shares of Series A
                                   Common Stock on March 31, 1998 (the
                                   "Mandatory Conversion Date") or earlier upon certain mergers, consolidations or similar extraordinary transactions involving the
                                   Series A Common Stock.



       OPTIONAL REDEMPTION......   The Company will have the option to call the
                                   Series B Preferred Stock for redemption, in
                                   whole or in part, at any time or from time to
                                   time prior to the Mandatory Conversion Date
                                   at the Call Price payable in shares of Series
                                   A Common Stock plus cash in an amount equal
                                   to all accrued and unpaid dividends on the
                                   Series B Preferred Stock to the date of
                                   redemption. The Call Price will be $31.92885
                                   per share initially and thereafter will
                                   decline at a rate of $   per day on each day
                                   following March   , 1995 to $     on January
                                   30, 1998 and equal to $28.52685 thereafter.



       STATED VALUE.............   Shares of Series B Preferred Stock will be
                                   issued in an amount having an aggregate
                                   stated value of up to $350 million and each share of Series B Preferred Stock will have a stated value of $21.131 (i.e., the Series B
                                   Price). The Series B Price is equal to (i) the average closing price of a share of Old
                                   Times Mirror Series A Common Stock on the
                                   NYSE during a designated 20 day period within the 90 days preceding the Merger minus (ii)
                                   $10.45.



       DIVIDENDS................   The Series B Preferred Stock provides for
                                   cumulative annual cash dividends at the rate of $1.374 per share (6.5% of the Series B
                                   Price) until March 31, 1998, payable
                                   quarterly, commencing June 15, 1995.



NUMBER OF SHARES................   Subject to certain conditions, the Company
                                   will accept up to 16,563,343 shares of Common
                                   Stock validly tendered and not withdrawn prior to the Expiration Date.



MARKET FOR SERIES B PREFERRED
STOCK...........................   The shares of Series B Preferred Stock will
                                   be newly issued. There is no current market for shares of Series B Preferred Stock. The
                                   Series B Preferred Stock has been approved for listing on the NYSE subject to satisfaction of the NYSE's requirements as to minimum numbers of shares outstanding and record holders of the Series B Preferred
                                   Stock following the Exchange Offer. See
                                   "Investment Considerations -- No Prior Public
                                   Market for Series B Preferred Stock; Possible
                                   Withdrawal of Listing on NYSE."



TENDER PROCEDURES...............   Enclosed with this Prospectus are three
                                   colored Letters of Transmittal to be used as follows:



                                   BLUE -- The BLUE Letter of Transmittal is to be used by a stockholder ONLY if such stockholder both (i) holds Old Times Mirror stock certificates and (ii) intends to participate in the Exchange Offer. The BLUE Letter of Transmittal permits such a stockholder to surrender Old Times Mirror stock certificates to receive New Times Mirror and Cox stock certificates and to designate how many of his or her shares of Common Stock are being tendered in the Exchange Offer.



                                   YELLOW -- The YELLOW Letter of Transmittal is to be used by a stockholder ONLY if such stockholder intends to participate in the Exchange Offer and does not hold Old Times Mirror stock certificates (i.e., the stockholder's shares of Common Stock are either evidenced by New Times Mirror stock certificates or are held in book-entry form). If a stockholder intends to tender shares of Common Stock evidenced by a New Times Mirror stock certificate or held in book-entry form and also intends to tender shares of Common Stock deemed to be evidenced by an Old Times Mirror stock certificate, such stockholder must use a YELLOW Letter of Transmittal with respect to the former and a BLUE Letter of Transmittal with respect to the latter.



                                   PINK -- The PINK Letter of Transmittal is to be used by a stockholder ONLY if such stockholder does not intend to participate in the Exchange Offer but holds Old Times Mirror stock certificates. The PINK Letter of Transmittal permits a stockholder who elects not to participate in the Exchange Offer to surrender his or her Old Times Mirror stock certificates to receive New Times Mirror and Cox stock certificates.



                                   WHETHER OR NOT YOU INTEND TO PARTICIPATE IN
                                   THE EXCHANGE OFFER, IF YOU HOLD OLD TIMES
                                   MIRROR STOCK CERTIFICATES, YOU MUST COMPLETE
                                   AND SIGN EITHER THE BLUE LETTER OF
                                   TRANSMITTAL (IF YOU ELECT TO PARTICIPATE) OR
                                   THE PINK LETTER OF TRANSMITTAL (IF YOU ELECT
                                   NOT TO PARTICIPATE) AND DELIVER SUCH LETTER
                                   OF TRANSMITTAL, SUCH OLD TIMES MIRROR STOCK
                                   CERTIFICATES AND ANY OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IN ORDER TO RECEIVE CERTIFICATES EVIDENCING SHARES OF COMMON STOCK AND/OR SERIES B PREFERRED STOCK AND CERTIFICATES EVIDENCING SHARES OF COX CLASS A COMMON STOCK.



                                   A stockholder whose shares of Common Stock are evidenced by New Times Mirror stock certificates or are held in book-entry form does not need to take any action if such stockholder does not intend to participate in the Exchange Offer.



                                   STOCKHOLDERS ARE URGED TO TAKE SPECIAL CARE
                                   TO ENSURE THAT THEY ARE USING THE CORRECT
                                   FORM OF LETTER OF TRANSMITTAL.



                                   If a stockholder holds shares of Common Stock in book-entry form, such stockholder may participate in the Exchange Offer by complying with the procedures for book-entry transfer set forth under "The Exchange
                                   Offer -- Procedure for Tender." A stockholder may also request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he tenders shares.


                                   Stockholders whose certificates are not
                                   immediately available or who cannot deliver the Letter of Transmittal or other documents required to be delivered to the Exchange Agent prior to the expiration of the Exchange Offer may nevertheless tender shares of Common Stock in accordance with the guaranteed delivery procedures described herein. See "The Exchange Offer -- Procedure for Tender."


PRORATION.......................   If more than 16,563,343 shares of Common
                                   Stock have been properly tendered and not withdrawn prior to the Expiration Date, the shares of Series B Preferred Stock to be issued will be allotted on a pro rata basis.
                                   See "The Exchange Offer -- Proration in Case of Oversubscription."


TAX CONSEQUENCES................   Times Mirror has received a ruling from the
                                   Internal Revenue Service to the effect that the receipt of shares of Series B Preferred
                                   Stock by tendering holders pursuant to the Exchange Offer will be treated as part of a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended
                                   (the "Code"), so that holders tendering
                                   shares of Common Stock generally will not incur income tax liability in connection with the Exchange Offer. See "Certain Federal
                                   Income Tax Considerations."


WITHDRAWAL RIGHTS...............   Tenders may be withdrawn prior to the
                                   Expiration Date. To be effective, a written, telegraphic or facsimile notice of withdrawal must be received in a timely manner by the Exchange Agent. See "The Exchange
                                   Offer -- Withdrawal of Tendered Common
                                   Shares."


EXCHANGE AGENT..................   First Interstate Bank of California is the
                                   exchange agent (the "Exchange Agent") for the Exchange Offer.

INFORMATION AGENT...............   D.F. King & Co., Inc. is the information
                                   agent (the "Information Agent") for the
                                   Exchange Offer.


QUESTIONS.......................   Any questions regarding the Exchange Offer,
                                   including the procedure for tendering shares in the Exchange Offer and/or surrendering Old
                                   Times Mirror stock certificates, should be directed to the Information Agent at (800)
                                   207-2872.


NO RIGHTS OF DISSENTING
STOCKHOLDERS....................   Stockholders of the Company will not have the
                                   right under the Delaware General Corporation
                                   Law to seek an appraisal of their shares of Common Stock in connection with the Exchange
                                   Offer.


     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION THAT STOCKHOLDERS TENDER OR REFRAIN FROM TENDERING THEIR SHARES, AND NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THIS IS A MATTER FOR EACH STOCKHOLDER TO DETERMINE AFTER CONSULTATION WITH HIS OR HER ADVISORS, INCLUDING TAX COUNSEL, ON THE BASIS OF HIS OR HER OWN FINANCIAL POSITION AND REQUIREMENTS. SEE "INVESTMENT CONSIDERATIONS" AND "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

SUMMARY FINANCIAL DATA


                                                                                      NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31                  ---------------------------
                          ----------------------------------------------------   SEPTEMBER 26   SEPTEMBER 25
                            1989       1990       1991       1992       1993         1993           1994
                          --------   --------   --------   --------   --------   ------------   ------------
                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIO)
INCOME STATEMENT
  DATA(A):
Revenues................  $3,082.3   $3,146.3   $3,117.2   $3,155.4   $3,243.7     $2,346.7       $2,400.1
Restructuring charges...     --         --          42.3      202.7       80.2          3.8         --
Operating profit........     440.4      268.1      208.7       63.8      189.0        163.8          186.8
Nonrecurring gains
  (charges).............       9.2      --         (85.6)     --         --          --               22.1
Interest expense........      53.9       74.8       76.7       74.3       84.1         64.8           51.8
Income (loss) from
  continuing operations
  before income taxes...     395.7      204.4       55.3       (7.1)     109.8        101.3          159.2
Income (loss) from
  continuing
  operations............     235.0      112.2       14.3      (18.4)      51.7         47.3           79.4
Income (loss) per common
  share from continuing
  operations............     $1.82       $.87       $.11      $(.14)      $.40         $.37           $.61
Ratio of earnings to
  fixed charges(b)......       4.6x       2.6x       1.3x       (c)        2.0x                        3.3x

                                              DECEMBER 31
                          ----------------------------------------------------         SEPTEMBER 25
                            1989       1990       1991       1992       1993               1994
                          --------   --------   --------   --------   --------         ------------
                                                           (IN MILLIONS)
BALANCE SHEET DATA:
Total assets(d).........  $3,874.3   $4,120.1   $4,006.1   $4,233.3   $4,499.9           $4,212.8
Long-term debt..........     883.5    1,065.7      978.4    1,114.4      795.5              749.0
Shareholders' equity....   1,877.2    1,917.4    1,884.0    1,700.6    1,899.3            1,919.0

- ---------------

(a) Amounts have been restated from previously issued financial statements to reclassify the cable television operations to discontinued operations.

(b) The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges, equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the years indicated. Fixed charges include interest incurred on long-term debt and other debt, the interest factor deemed to be included in rental expense, and certain amortization.

(c) Earnings are approximately $7 million lower than the amount needed to cover fixed charges in this year, as earnings in 1992 were impacted by over $200 million in restructuring charges.

(d) Includes amounts for the cable television operations as follows:

                                              DECEMBER 31
                          ----------------------------------------------------         SEPTEMBER 25
                            1989       1990       1991       1992       1993               1994
                          --------   --------   --------   --------   --------         ------------
                                                           (IN MILLIONS)
          Net assets....   $439.2     $484.6     $509.9     $495.0     $606.7              $626.1

SUMMARY PRO FORMA FINANCIAL DATA


     The following information has been derived from the unaudited pro forma condensed consolidated balance sheet and statements of income included elsewhere herein. The pro forma results are not necessarily indicative of the results of operations that would have actually been obtained had the Transactions been consummated as of the dates indicated in the pro forma balance sheet and statements of income.

                                                                                       NINE MONTHS
                                                                       YEAR ENDED         ENDED
                                                                      DECEMBER 31     SEPTEMBER 25
                                                                          1993            1994
                                                                      ------------    -------------
                                                                        (IN MILLIONS, EXCEPT PER
                                                                        SHARE AMOUNTS AND RATIO)
PRO FORMA INCOME STATEMENT DATA:
Revenues............................................................    $3,243.7        $ 2,400.1
Restructuring charges...............................................        80.2
Operating profit....................................................       189.0            186.8
Interest expense....................................................        34.0             17.8
Income from continuing operations before income taxes...............       159.8            193.1
Income from continuing operations...................................        81.2             99.4
Earnings per common share from continuing operations................        $.19             $.49
Pro forma ratio of earnings to combined fixed charges and
  preferred stock dividends(a)......................................         1.3x             1.9x


                                                                                   SEPTEMBER 25
                                                                                       1994
                                                                                  --------------
                                                                                  (IN MILLIONS)
PRO FORMA BALANCE SHEET DATA:
Total assets....................................................................     $4,279.9
Long-term debt..................................................................        247.0
Shareholders' equity............................................................      2,592.7


- ---------------

(a) The pro forma ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing pro forma earnings (income from continuing operations before income taxes, adjusted for pro forma fixed charges, distributed income and equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by pro forma fixed charges combined with the assumed preferred stock dividends for the periods indicated. Pro forma fixed charges include interest incurred on long-term debt and other debt, the interest factor deemed to be included in rental expense, and certain amortization. Preferred stock dividends assume that shares of Series A Preferred Stock and Series B Preferred Stock were outstanding during the periods.

RECENT OPERATING RESULTS



     Set forth below are Times Mirror's summary operating results for the three months and year ended December 31, 1994 which were publicly released by Times Mirror on February 2, 1995. For more information regarding Times Mirror's operating results for the three months and year ended December 31, 1994, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results." The income statement data for the year ended December 31, 1993 has been derived from the audited consolidated financial statements of Times Mirror. The income statement data for the year ended December 31, 1994 and the three months ended December 31, 1993 and 1994 have been derived from the unaudited consolidated financial statements of Times Mirror which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods.



                                                                                   THREE MONTHS
                                                            YEAR ENDED                 ENDED
                                                           DECEMBER 31,            DECEMBER 31,
                                                       ---------------------     -----------------
                                                         1993         1994        1993       1994
                                                       --------     --------     ------     ------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND
                                                                         RATIO)
Revenues.............................................  $3,243.7     $3,357.5     $897.1     $957.4
Restructuring charges................................      80.2                    76.4
Operating profit.....................................     189.0        294.3       25.3      107.6
Nonrecurring gains...................................                   22.1
Interest expense.....................................      84.1         69.5       19.3       17.7
Income from continuing operations before income
  taxes..............................................     109.8        247.7        8.5       88.6
Income from continuing operations....................      51.7        126.2        4.4       46.9
Income per share from continuing operations..........      $.40         $.98       $.04       $.36
Ratio of earnings to fixed charges(a)................       2.0x         3.7x


- ---------------


(a) The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges, equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the years indicated. Fixed charges include interest incurred on long-term debt and other debt, the interest factor deemed to be included in rental expense, and certain amortization.

                           INVESTMENT CONSIDERATIONS

SERIES B PRICING MECHANISM


     The Series B Price of $21.131 is equal to (i) the average closing price of a share of Old Times Mirror Series A Common Stock on the NYSE during a designated 20 trading day period within the 90 days preceding the Merger minus
(ii) $10.45. This pricing mechanism is designed to estimate the trading value of a share of Series B Preferred Stock after the Transactions. However, no assurance can be given that the actual trading value of a share of Series B
Preferred Stock will equal the Series B Price. On February   , 1995, the last
trading day before the commencement of the Exchange Offer, the closing price on
the NYSE for a share of Series A Common Stock was $          .


NO PRIOR PUBLIC MARKET FOR SERIES B PREFERRED STOCK; POSSIBLE WITHDRAWAL OF LISTING ON NYSE


     At the time of the Exchange Offer, there will be no public market for the Series B Preferred Stock. The Series B Preferred Stock has been approved for listing on the NYSE. However, such approval is conditioned on satisfaction of the NYSE's requirements that following the consummation of the Exchange Offer there be at least 100,000 shares of Series B Preferred Stock with a minimum aggregate market value of $2 million issued and outstanding and held of record by at least 100 stockholders. If any of these requirements are not satisfied, the Series B Preferred Stock would not be eligible for listing on the NYSE and the Company would be required to withdraw the listing. Withdrawal of the listing of the Series B Preferred Stock on the NYSE could have a material adverse effect on the liquidity of the Series B Preferred Stock. No assurance can be given that the NYSE's listing requirements will be satisfied upon consummation of the Exchange Offer. If the Series B Preferred Stock could not be listed on the NYSE, the Company would use its best efforts to cause the Series B Preferred Stock to be listed on another securities exchange or included in the National Association of Securities Dealers Automated Quotation System, although no assurance can be given that the Company would be successful in these efforts.



POSSIBLE VOLATILITY OF COMMON STOCK PRICE



     Upon conversion or redemption of the shares of Series B Preferred Stock, the holder thereof will receive shares of Series A Common Stock. Prices for the Series A Common Stock will be determined in the marketplace and may be influenced by many factors, including the operating performance of the Company, the depth and liquidity of the market for the Series A Common Stock, investor perception of the Company and general economic and market conditions. The Series A Common Stock is listed on the NYSE and the Pacific Stock Exchange.


POTENTIAL CONSOLIDATION OF VOTING POWER


     If holders of shares of Series C Common Stock, which are entitled to ten votes per share, elect to participate in the Exchange Offer, the voting power of the Other Stockholders will be reduced and the voting power of the Chandler Trusts, who will not participate in the Exchange Offer, will be correspondingly increased. Upon the conversion or redemption of the Series B Preferred Stock, a stockholder will receive shares of Series A Common Stock even though such stockholder may have tendered Series C Common Stock for such Series B Preferred Stock in the Exchange Offer.



FEDERAL INCOME TAX CONSIDERATIONS



     It is possible that the Series B Preferred Stock will be "Section 306 stock" for federal income tax purposes, with the result that all or a portion of the proceeds received by a stockholder from the disposition or redemption of such shares will be taxable as ordinary income, and a stockholder may not recognize any loss from such disposition or redemption. See "Certain Federal Income Tax Considerations."

REDUCTION IN COMMON STOCK DIVIDEND PAYMENT; DIVIDEND PREFERENCE OF SERIES A AND SERIES B PREFERRED STOCK



     On March 10, 1995, the Company will pay a cash dividend of $.27 per share of Common Stock to holders of record as of February 22, 1995. However, the Company expects that thereafter it will pay quarterly dividends on its Common Stock at a rate below the rate previously paid with respect to Old Times Mirror Common Stock. Although the future dividend rate for the Common Stock has not yet been established, management's review of factors being considered in recommending a new dividend level to the Board of Directors would suggest that it would be appropriate to reduce the dividend level by between 66 2/3% and 80% from the dividend paid on Old Times Mirror Common Stock to an annual dividend of between $.22 and $.36 per share compared to the $1.08 paid by Old Times Mirror. The dividend reduction is intended to bring the dividend policy more in line with the policy of other publicly traded publishing companies and to provide additional funds for investment in new business opportunities. As part of the settlement of the Stockholders' Litigation, the Board of Directors of the Company adopted the Initial New Times Mirror Dividend Policy, which provides that the annual dividend on the Common Stock, beginning in June 1995 and continuing for a period of three years, will be set at no less than $.24 per share. The Initial New Times Mirror Dividend Policy is subject to the exercise by the Company's Board of Directors of its fiduciary obligations and the exercise of the Board's business judgment in connection with, among other things, the declaration of future dividends, as well as to any and all requirements of Delaware law or any other applicable law, and to any and all covenants, restrictions or limitations in connection with any financing. Following the expiration of the Initial New Times Mirror Dividend Policy, any policy of the Company regarding the payment of common dividends will depend on the Company's future earnings, capital requirements, financial condition and other factors.



     The shares of Series A Preferred Stock, all of which will be held by the Chandler Trusts, will be entitled to quarterly dividends at a rate which will be established at the time of issuance such that shares of Series A Preferred Stock would trade at par on that date on a fully distributed basis. The holders of Series B Preferred Stock will be entitled to cumulative quarterly dividends at an annual rate per share equal to 6.5% of the Series B Price. See "Description of Preferred Stock."



DILUTION OF COMMON EQUITY UPON CONVERSION OR REDEMPTION OF SERIES B PREFERRED STOCK



     Each share of the Series B Preferred Stock will mandatorily convert on March 31, 1998, or upon the prior occurrence of certain extraordinary transactions, into one share of Series A Common Stock (subject to certain adjustments) plus accrued but unpaid dividends plus, if the conversion occurs early due to the occurrence of certain extraordinary transactions, a premium. In the case of an early conversion, the Company may elect to pay the accrued but unpaid dividends and the premium by issuing additional shares of Series A Common Stock. In addition, the Series B Preferred Stock may be called for redemption prior to March 31, 1998 at the Call Price then in effect plus accrued but unpaid dividends, with the Call Price to be paid in shares of Series A Common Stock. Therefore, the conversion or redemption of the Series B Preferred Stock will result in the dilution of the percentage common equity interest of all common stockholders.


                        PRE-EXCHANGE OFFER TRANSACTIONS

TRANSACTIONS


     Old Times Mirror, New Times Mirror, Cox and Cox Enterprises, Inc. are parties to the Merger Agreement, pursuant to which Cox acquired Old Times Mirror's cable television business and the Company became the successor to Old Times Mirror. This was accomplished through the Transactions, which consisted of, among other things, (i) the contribution of the Publishing Business by Old Times Mirror to the Company, (ii) the assumption by the Company of all of the liabilities of Old Times Mirror other than those related to Old Times Mirror's cable television business and certain other liabilities, (iii) the Chandler Exchange, in which the Chandler Trusts exchanged all of their Old Times Mirror Series A Common Stock and Old Times Mirror Series C Common Stock for the same number of shares of Series A Common Stock and Series C Common Stock and the commitment by the Company to issue to the Chandler Trust shares of the Series A

Preferred Stock and, under certain circumstances, additional shares of Series A Common Stock, and (iv) the Merger, in which Old Times Mirror (then consisting only of its cable television business) was merged with and into Cox. Upon the effectiveness of the Merger on February 1, 1995, each share of Old Times Mirror Series A Common Stock outstanding immediately prior to the Merger was converted into one share of Series A Common Stock and a portion of a share of Cox Class A Common Stock, and each share of Old Times Mirror Series C Common Stock outstanding immediately prior to the Merger was converted into one share of Series C Common Stock and a portion of a share of Cox Class A Common Stock. As a result of the Chandler Exchange, the Chandler Trusts were not stockholders of Old Times Mirror at the time the Merger was consummated and therefore did not receive any of the securities issued in the Merger. The Additional Chandler Shares will be issued on an as yet undetermined date sometime between March 20, 1995 and May 3, 1995.



     The value of the Cox Class A Common Stock issued to the Other Stockholders (based on the average of the closing prices of a share of Cox Class A Common Stock on the NYSE for the five trading days ending on the Valuation Date) will be $932 million, or $10.45 per share of Old Times Mirror Common Stock held by the Other Stockholders, provided that the Trading Value is not less than $15.624 or greater than $19.096. Based on this valuation, the Additional Chandler Shares to be issued to the Chandler Trusts will have an estimated value of $412 million, or $10.45 per share of Old Times Mirror Common Stock held by the Chandler Trusts. There can be no assurance that prior to or after the Valuation Date the Cox Class A Common Stock will have a Trading Value within the range from $15.624 to $19.096 per share. If the Trading Value during the five trading day period is less than $15.624, the value of the Cox Class A Common Stock received by the Other Stockholders would be less than $932 million, which would mean that an Other Stockholder would receive Cox Class A Common Stock with a value of less than $10.45 per share of Old Times Mirror Common Stock. If the value of the Other Stockholders' Cox Class A Common Stock is less than $932 million, the number of Additional Chandler Shares to be issued would be reduced so that the value of the Additional Chandler Shares to be issued with respect to each share of Old Times Mirror Common Stock owned by the Chandler Trusts would remain substantially equivalent to the value of the Cox Class A Common Stock to be issued with respect to each share of Old Times Mirror Common Stock owned by the Other Stockholders. The Valuation Date will be a date to be selected by Cox that is no earlier than March 17, 1995 and no later than May 1, 1995.



STOCKHOLDERS' LITIGATION



     Following Times Mirror's announcement of the Transactions, a series of lawsuits were filed in Delaware Chancery Court, California Superior Court and United States Federal District Court challenging the terms of the Transactions and alleging that the defendants in such lawsuits had engaged in certain improper conduct. The plaintiff class in the consolidated Delaware actions consisted of all stockholders of Old Times Mirror (other than the defendants in such actions and their affiliates) who owned shares of Old Times Mirror Common Stock between June 3, 1994 and the date upon which a judgment in such actions as to certain matters was to be entered and become final. The California litigation purported to be a stockholders' derivative action on behalf of Old Times Mirror and a class action on behalf of the same class as in the consolidated Delaware actions.



     Following a series of negotiations between representatives of Old Times Mirror and counsel for the plaintiffs in the Stockholders' Litigation, on October 10, 1994, the parties entered into a stipulation (the "Stipulation") with respect to the Stockholders' Litigation. Pursuant to the Stipulation, (i) New Times Mirror agreed to issue shares of Series B Preferred Stock in the Exchange Offer, (ii) the Board of Directors of New Times Mirror approved the initial New Times Mirror Dividend Policy and (iii) New Times Mirror paid (on behalf of Times Mirror as well as each of the other defendants in the Stockholders' Litigation who are past or present officers or directors of Old Times Mirror) the attorneys' fees and expenses of counsel for the plaintiffs in an aggregate amount of $6 million. The Stipulation was approved by the Delaware Chancery Court and the California Superior Court. The litigation in the United States Federal District Court was dismissed.

     The orders and final judgments entered by the Delaware Chancery Court and California Superior Court, among other things, (i) dismissed the complaints in each respective action with prejudice as to all defendants and (ii) on behalf of the plaintiffs and all class members, released and discharged all defendants and certain other parties from all claims in each respective action. In addition, the order and judgment entered by the California Superior Court, on behalf of the plaintiffs in the California litigation, Old Times Mirror and all then-current holders of Old Times Mirror Common Stock, released and discharged certain defendants from any cause of action or claim by Old Times Mirror or derivatively by Old Times Mirror that has been or could have been asserted in the California litigation. As a result, stockholders may not challenge the Transactions in litigation.


     As part of the settlement of the Stockholders' Litigation, New Times Mirror has agreed to conduct the Exchange Offer as soon as practicable after the Merger. The Chandler Trusts have agreed that they will not participate in the Series B Exchange Offer.


     As part of the settlement of the Stockholders' Litigation, the Board of Directors of the Company adopted the Initial New Times Mirror Dividend Policy, which provides that the annual dividend on the Common Stock, beginning in June 1995 and continuing for a period of three years, will be set at no less than $.24 per share. The Initial New Times Mirror Dividend Policy is subject to the exercise by the Company's Board of Directors of its fiduciary obligations and the exercise of the Board's business judgment in connection with, among other things, the declaration of future dividends, as well as to any and all requirements of Delaware law or any other applicable law, and to any and all covenants, restrictions or limitations in connection with any financing. Following the expiration of the Initial New Times Mirror Dividend Policy, any policy of the Company regarding the payment of common dividends will depend on the Company's future earnings, capital requirements, financial condition and other factors.


                               THE EXCHANGE OFFER


     Upon the terms and subject to the conditions described herein and in the Letters of Transmittal, the Company hereby offers to exchange one share of Series B Preferred Stock for one share of Common Stock, up to a maximum of 16,563,343 shares of Common Stock. The Company reserves the right, in its sole discretion, to increase the number of shares of Series B Preferred Stock offered in the Exchange Offer, subject to compliance with applicable securities regulations.


THIS EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON            , 1995, UNLESS EXTENDED. SHARES OF COMMON STOCK TENDERED FOR
EXCHANGE MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.


     Any questions regarding the Exchange Offer, including the procedure for tendering shares in the Exchange Offer and/or surrendering Old Times Mirror stock certificates, should be directed to the Information Agent at (800) 207-2872.


PURPOSE AND EFFECT OF THE EXCHANGE OFFER


     As part of the settlement of the Stockholders' Litigation, the Company has agreed to make an offer to the holders of shares of Common Stock (including stockholders who are officers, directors or affiliates) as soon as practicable after the Merger. The Chandler Trusts have agreed not to participate in the Exchange Offer. The Exchange Offer provides holders of shares of Common Stock with the opportunity to exchange their shares for shares of Series B Preferred Stock, which will receive a higher dividend than the dividend expected to be paid on shares of Common Stock. However, because the Company may redeem shares of Series B Preferred Stock at any time at the Call Price then in effect (payable in shares of Series A Common Stock), which may, at the time of such redemption, be less than the then existing market price of shares of Series A Common Stock, an investment in shares of Series B Preferred Stock does not provide the holder with the same opportunity for equity appreciation afforded by an investment in shares of Common Stock. The Call Price will initially equal
$31.92885 per share and will decline by $          per day on each day following
March   , 1995 to $          on January 30, 1998 and thereafter will equal
$28.52685.

     If 16,563,343 shares of Common Stock are exchanged, the number of outstanding shares of Common Stock will be reduced by approximately 12.9% from approximately 128,659,000 to approximately 112,096,000 shares. This change would result in a proportionally greater interest in the common equity of the Company for each then outstanding share of Common Stock. If holders of shares of Series C Common Stock elect to participate in the Exchange Offer, the voting power of the Other Stockholders will be reduced and the voting power of the Chandler Trusts will be correspondingly increased. All shares of Common Stock accepted under the Exchange Offer will, in the Company's discretion, be retired or held by the Company as treasury shares. In either case, shares accepted for exchange could subsequently be reissued by the Company.



     There were 97,899,095 shares of Series A Common Stock issued and outstanding as of the start of business on February 1, 1995, of which 18,668,546 shares were owned by the Chandler Trusts. There were 30,759,971 shares of Series C Common Stock issued and outstanding as of the start of business on February 1, 1995, of which 20,757,246 shares were owned by the Chandler Trusts.



     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION THAT STOCKHOLDERS TENDER OR REFRAIN FROM TENDERING THEIR SHARES, AND NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THIS IS A MATTER FOR EACH STOCKHOLDER TO DETERMINE AFTER CONSULTATION WITH HIS OR HER ADVISORS, INCLUDING TAX COUNSEL, ON THE BASIS OF HIS OR HER OWN FINANCIAL POSITION AND REQUIREMENTS. SEE "INVESTMENT CONSIDERATIONS" AND "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."


     For further information on the Series B Preferred Stock and the Common Stock, see "Description of Preferred Stock" and "Description of Common Stock."

TERMS OF THE EXCHANGE OFFER


     The Company is offering to exchange up to 16,563,343 shares of its Common Stock upon the terms and subject to the conditions set forth herein and in the related Letters of Transmittal (which together constitute the Exchange Offer) for shares of Series B Preferred Stock at a rate of one share of Series B Preferred Stock for each share of Common Stock validly tendered prior to the Expiration Date and not withdrawn as described under the caption, "Withdrawal of Tendered Common Stock" below. The term "Expiration Date" shall mean 12:00
Midnight, New York City time, on      , 1995, unless and until the Company shall
have extended the period of time for which the Exchange Offer is open, in which event "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by the Company, shall expire.



     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the instructions to the Letters of Transmittal, stock transfer taxes on the exchange of shares of Common Stock by the Company pursuant to the Exchange Offer. The Company will pay all charges and expenses of the Exchange Agent and the Information Agent in connection with the Exchange Offer. The Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Common Stock.



     The Company shall not be obligated to accept for exchange more than 16,563,343 shares of Common Stock. In the case of oversubscription, shares of Common Stock properly tendered and not withdrawn will be accepted on a pro rata basis, after accepting tenders from holders of 99 or fewer shares of Common Stock who tender all their shares, in conformity with Rule 13e-4 of the rules of the Commission promulgated under the Exchange Act. Any shares of Common Stock acquired by the Company pursuant to the Exchange Offer will be held as treasury shares or retired.


     The Company expressly reserves the right in its sole discretion at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of, or exchange of any shares of Common Stock, by giving oral or written notice of such extension to the Exchange Agent.


     The Exchange Offer, the Letters of Transmittal and other relevant materials are being mailed to record holders of shares of Common Stock and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares of Common Stock.

     If the Company makes a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or if it waives a material condition of the Exchange Offer, the Company will extend the Exchange Offer consistent with Rule 13e-4 under the Exchange Act. The Commission has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.


     The Company also expressly reserves the right (i) to delay acceptance for exchange of or exchange for any shares of Common Stock to be exchanged by it pursuant to the Exchange Offer, regardless of whether such shares of Common Stock were theretofore accepted for exchange, and (ii) at any time, or from time to time, to amend the Exchange Offer in any manner which would not adversely affect the holders of the Common Stock. The Company's reservation of the right to delay exchange of shares of Common Stock which it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any exchange offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.


PROCEDURE FOR TENDER


     After the effective time of the Merger, each certificate that theretofore represented shares of Old Times Mirror Common Stock is deemed for all purposes to evidence ownership of the number of shares of Common Stock and full shares of Cox Class A Common Stock into which such shares of Old Times Mirror Common Stock were converted in the Merger. Such certificates must be surrendered to the Exchange Agent and the Exchange Agent will deliver certificates issued by the Company and Cox to evidence such shares of Common Stock and Cox Class A Common Stock, respectively. However, because it will not be possible for this process to be completed prior to the Expiration Date, the surrender of Old Times Mirror Common Stock certificates and the tender of Common Stock in the Exchange Offer will have to be effected at the same time. Enclosed with this Prospectus are three colored Letters of Transmittal to be used as follows:



          BLUE -- The BLUE Letter of Transmittal is to be used by a stockholder ONLY if such stockholder both (i) holds Old Times Mirror stock certificates and (ii) intends to participate in the Exchange Offer. The BLUE Letter of Transmittal permits such a stockholder to surrender Old Times Mirror stock certificates to receive New Times Mirror and Cox stock certificates and to designate how many of his or her shares of Common Stock are being tendered in the Exchange Offer.



          YELLOW -- The YELLOW Letter of Transmittal is to be used by a stockholder ONLY if such stockholder intends to participate in the Exchange Offer and does not hold Old Times Mirror stock certificates (i.e., the stockholder's shares of Common Stock are either evidenced by New Times Mirror stock certificates or are held in book-entry form). If a stockholder intends to tender shares of Common Stock evidenced by a New Times Mirror stock certificate or held in book-entry form and also intends to tender shares of Common Stock deemed to be evidenced by an Old Times Mirror stock certificate, such stockholder must use a YELLOW Letter of Transmittal with respect to the former and a BLUE Letter of Transmittal with respect to the latter.

          PINK -- The PINK Letter of Transmittal is to be used by a stockholder ONLY if such stockholder does not intend to participate in the Exchange Offer but holds Old Times Mirror stock certificates. The PINK Letter of Transmittal permits a stockholder who elects not to participate in the Exchange Offer to surrender his or her Old Times Mirror stock certificates to receive New Times Mirror and Cox stock certificates.



     WHETHER OR NOT YOU INTEND TO PARTICIPATE IN THE EXCHANGE OFFER, IF YOU HOLD OLD TIMES MIRROR STOCK CERTIFICATES, YOU MUST COMPLETE AND SIGN EITHER THE BLUE LETTER OF TRANSMITTAL (IF YOU ELECT TO PARTICIPATE) OR THE PINK LETTER OF TRANSMITTAL (IF YOU ELECT NOT TO PARTICIPATE) AND DELIVER SUCH LETTER OF TRANSMITTAL, SUCH OLD TIMES MIRROR STOCK CERTIFICATES AND ANY OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IN ORDER TO RECEIVE CERTIFICATES EVIDENCING SHARES OF COMMON STOCK AND/OR SERIES B PREFERRED STOCK AND CERTIFICATES EVIDENCING SHARES OF COX CLASS A COMMON STOCK.



     A stockholder whose shares of Common Stock are evidenced by New Times Mirror stock certificates or are held in book-entry form does not need to take any action if such stockholder does not intend to participate in the Exchange Offer.



     STOCKHOLDERS ARE URGED TO TAKE SPECIAL CARE TO ENSURE THAT THEY ARE USING THE CORRECT FORM OF LETTER OF TRANSMITTAL.



     In order to participate in the Exchange Offer, stockholders should, prior to the expiration of the Exchange Offer, promptly deliver to the Exchange Agent at its address indicated elsewhere herein, the proper form of Letter of Transmittal (or facsimile thereof) properly completed and duly executed with any required signature guarantees and any other documents required in the Letter of Transmittal in the prescribed form enclosed herewith and any other required documents and either (i) (a) Old Times Mirror stock certificates or New Times Mirror stock certificates must be received by the Exchange Agent at one of the addresses set forth herein or (b) if shares of Common Stock are held in book-entry form such shares must be tendered pursuant to the procedures for book-entry transfer set forth below (and a book-entry confirmation of receipt for such tender received), or (ii) the guaranteed delivery procedure set forth below must be complied with. Delivery may be made by hand or by mail so as to be received by the Exchange Agent on or before the date on which the Exchange Offer terminates. Stockholders who wish to participate in the Exchange Offer should clearly complete the proper form of Letter of Transmittal and indicate thereon the number of shares of Common Stock that are being tendered pursuant to the Exchange Offer.



     The Exchange Agent will establish accounts with respect to the Common Stock at The Depository Trust Company ("DTC") for purposes of the Exchange Offer within two business days after the date of this Exchange Offer and any financial institution that is a participant in DTC may make book-entry delivery of the Common Stock by causing DTC to transfer such Common Stock into the Exchange Agent's account in accordance with DTC's procedure for such transfer. However, although delivery of Common Stock may be effected through book-entry transfer into the Exchange Agent's account at DTC, the YELLOW Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth in this Exchange Offer prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with prior to the Expiration Date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent.



     No signature guarantee is required (i) if the Letter of Transmittal is signed by the registered holder of the shares of Common Stock tendered therewith and the shares of Common Stock and/or Series B Preferred Stock are to be delivered directly to such registered holder or (ii) if such shares of Common Stock are tendered for the account of an Eligible Institution (as defined below). In all other cases all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. An "Eligible Institution" is a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, governmental securities dealer and governmental securities broker; (iii) a credit union; (iv) a national securities exchange, a registered securities association or clearing agency; or
(v) a savings institution that is a participant in a Securities Transfer Association recognized program. See the Instructions to the Letter of Transmittal.

     If a stockholder desires to tender shares of Common Stock pursuant to the Exchange Offer and Old Times Mirror stock certificates deemed to evidence such shares of Common Stock or New Times Mirror stock certificates evidencing such shares of Common Stock are not immediately available or time will not permit all required documents to reach the Exchange Agent on or prior to the desired date of tender, or the procedure for book-entry tender cannot be completed on a timely basis, tender may be effected if all the following conditions are met:
(i) such tender is made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Exchange Agent, as provided below, prior to the desired date of tender, and (iii) Old Times Mirror stock certificates or New Times Mirror stock certificates (or a confirmation of the book-entry transfer of such shares of Common Stock into the Exchange Agent's account at DTC as described above ("Book-Entry Confirmation")), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) in the proper form and any required signature guarantee and any other documents required by the proper Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.


     The Notice of Guaranteed Delivery may be delivered by hand to the Exchange Agent or transmitted by telegram, telex, facsimile transmission or letter to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice and a representation that the stockholder on whose behalf the tender is being made is deemed to own the shares of Common Stock being tendered within the meaning of Rule 10b-4 under the Exchange Act.


     Notwithstanding any other provision hereof, shares of Series B Preferred Stock will be exchanged for shares of Common Stock tendered and accepted for exchange pursuant to the Exchange Offer only after timely receipt by the Exchange Agent of Old Times Mirror stock certificates deemed to evidence such shares of Common Stock or New Times Mirror stock certificates evidencing such shares of Common Stock (or a timely Book-Entry Confirmation), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.


     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES REPRESENTING SHARES OF COMMON STOCK, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED AND SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     The valid tender of shares of Common Stock pursuant to one of the procedures described above will constitute an agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Exchange Offer.


     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Common Stock and all questions as to the interpretation of the terms and conditions of the Exchange Offer will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any shares of Common Stock. None of the Company, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such information.



     Any questions regarding the Exchange Offer, including the procedure for tendering shares in the Exchange Offer and/or surrendering Old Times Mirror stock certificates, should be directed to the Information Agent at (800) 207-2872.

EXCHANGE AGENT

     All correspondence in connection with the Exchange Offer and Letter of Transmittal should be addressed to the Exchange Agent, as follows:

                      FIRST INTERSTATE BANK OF CALIFORNIA

By Hand:                     By Mail:                     By Facsimile             By Telex (Information
                                                          Transmission:            Only):
First Interstate Bank        First Interstate Bank        First Interstate Bank    First Interstate Bank
Special Services             Special Services             (800) 522-6645           Fical/Trust
  Department                 Department                   (818) 971-4745           ABA 122000218
Encino Terrace Center        P.O. Box 4177                                         Attention: Times Mirror
Suite 670                    Woodland Hills,                                       Special Services
15821 Ventura Boulevard      CA 91365-4177                                         Department
Encino, CA 91436-2946

WITHDRAWAL OF TENDERED SHARES OF TIMES MIRROR COMMON STOCK


     Shares of Common Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its addresses set forth above. Any such notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, the number of shares of Common Stock tendered, the number of shares of Common Stock to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares. If Old Times Mirror stock certificates or New Times Mirror stock certificates have been delivered or otherwise identified to the Exchange Agent, prior to the delivery of New Times Mirror stock certificates in place of such Old Times Mirror stock certificates or the release of such New Times Mirror stock certificates, the serial numbers of the particular certificates evidencing the shares of Common Stock to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, except in the case of shares of Common Stock tendered for the account of an Eligible Institution, must also be furnished to the Exchange Agent as described above. If shares of Common Stock have been delivered pursuant to the procedures for book-entry transfer as set forth under the caption, "Procedure for Tender," any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares.


     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, which determination will be final and binding. None of the Company, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any shares of Common Stock withdrawn will be deemed to be not validly tendered for purposes of the Exchange Offer. However, tendered shares of Common Stock withdrawn pursuant to the withdrawal rights described above may be retendered by again following one of the procedures described under the caption, "Procedure for Tender" at any time on or prior to the Expiration Date.

     If the Company extends the Exchange Offer, is delayed in its acceptance of shares of Common Stock for exchange or is unable to accept shares of Common Stock for any reason, then, without prejudice to the Company's rights under the Exchange Offer, tendered shares of Common Stock may be retained by the Exchange Agent on behalf of the Company and may not be withdrawn except to the extent that tendered stockholders are entitled to withdrawal rights as set forth in this section.

PRORATION IN CASE OF OVERSUBSCRIPTION


     If at the Expiration Date more than 16,563,343 shares of Common Stock have been tendered for exchange pursuant to the Exchange Offer and not withdrawn, then the Exchange Agent will allot the shares of Series B Preferred Stock to be issued among the tendering stockholders on a pro rata basis, according to the number of shares of Common Stock tendered for exchange in accordance with Rule 13e-4 of the rules promulgated under the Exchange Act.

     Shares of Common Stock that are tendered for exchange pursuant to the Exchange Offer but not accepted will be returned by the Exchange Agent as soon as practicable following the expiration of the Exchange Offer. In the event of proration, because of the difficulty of determining the precise number of shares of Common Stock validly tendered and not withdrawn, the Company does not expect to be able to announce the final results of such proration until five NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as possible.



DELIVERY OF CERTIFICATES REPRESENTING SHARES OF SERIES B PREFERRED STOCK



     Delivery of certificates representing shares of Series B Preferred Stock to exchanging holders of shares of Common Stock will be made promptly after the Expiration Date. All deliveries will be made through the Exchange Agent. If any tendered shares of Common Stock are not accepted for exchange pursuant to the Exchange Offer for any reason, or if certificates representing more shares of Common Stock than are tendered are delivered to the Exchange Agent, New Times Mirror stock certificates representing such unaccepted or untendered shares of Common Stock will be sent without expense to the tendering stockholder (or, in the case of shares tendered by book-entry transfer with DTC as permitted by "Procedure for Tender," such shares of Common Stock will be credited to an account maintained with DTC) as promptly as practicable following the expiration, termination or withdrawal of the Exchange Offer.



CERTAIN CONDITIONS TO THE EXCHANGE OFFER



     The Exchange Offer is conditioned on no statute, rule, regulation, injunction or court order having been enacted or imposed against the Company that, in the sole judgment of the Company, would prohibit, restrict or delay consummation of the Exchange Offer.



NO RIGHTS OF DISSENTING STOCKHOLDERS



     Stockholders of the Company will not have the right under the Delaware General Corporation Law to seek an appraisal of their shares of Common Stock in connection with the Exchange Offer.


                         DESCRIPTION OF PREFERRED STOCK

GENERAL


     The Company is authorized to issue: (i) 500,000,000 shares of Series A Common Stock, of which 97,899,095 shares were issued and outstanding upon completion of the Transactions, subject to the issuance of the Additional Chandler Shares as described under "Pre-Exchange Offer Transactions"; (ii) 100,000,000 shares of Series B Common Stock, none of which is issued and outstanding; (iii) 300,000,000 shares of Series C Common Stock, of which 30,759,971 shares were issued and outstanding upon completion of the Transactions; and (iv) 33,000,000 shares of Preferred Stock, of which (A) 900,000 shares will be designated as Series A Preferred Stock for issuance as Additional Chandler Shares as described under "Pre-Exchange Offer Transactions" and (B) 25,000,000 shares will be designated as Series B Preferred Stock for issuance in the Exchange Offer.


     The following description of the Series A Preferred Stock and Series B Preferred Stock is summarized from, and is qualified in its entirety by reference to, the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate"), the Certificate of Designation of the Series A Preferred Stock (the "Series A Certificate of Designation") and the Certificate of Designation of the Series B Preferred Stock, which are filed as exhibits to the registration statement of which this Prospectus constitutes a part.

RANKING

     The Series B Preferred Stock will rank on a parity with the Series A Preferred Stock, and will rank prior to the Common Stock, with respect to dividend rights and rights on liquidation, winding up or dissolution of the Company, and to all other classes and series of equity securities of the Company hereafter issued, other than any class or series of equity securities of the Company expressly designated as being on a parity with (the

"Parity Stock") or senior to (the "Senior Stock") the Series A Preferred Stock and Series B Preferred Stock (the Series A Preferred Stock and Series B Preferred Stock are collectively referred to herein as the "Series A and Series B Preferred Stock"). Such other classes or series of equity securities of the Company not expressly designated as being on a parity with or senior to the Series A and Series B Preferred Stock are referred to hereinafter as "Junior Stock." The rights of holders of shares of Series A and Series B Preferred Stock will be subordinate to the rights of the Company's general creditors. The Series A and Series B Preferred Stock will be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Restated Certificate.

DIVIDEND RIGHTS

     Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, cumulative cash dividends at an annual rate (which will be established at the time of the issuance of the Additional Chandler Shares) such that the Series A Preferred Stock would trade at par on such issuance date on a fully distributed basis. Interest on the Series A Preferred Stock will effectively accrue from March 1, 1995 even though the Series A Preferred Stock will not be issued to the Chandler Trusts until some time later.


     Holders of Series B Preferred Stock will be entitled to receive, when, as and if dividends on the Series B Preferred Stock are declared by the Board of Directors of the Company out of funds legally available therefor, cumulative cash dividends, accruing at the rate of $1.374 per share (6.5% of the Series B Price) per annum. Interest on the Series B Preferred Stock will effectively accrue from March 1, 1995 even though the Series B Preferred Stock will not be issued until some time later. Dividends will cease to accrue in respect of the Series B Preferred Stock on the earliest to occur of (i) the Mandatory Conversion Date (i.e., March 31, 1998), (ii) the date of their redemption by the Company or (iii) in the event of an automatic conversion due to a Fundamental Transaction (as defined below), on the business day (the "Settlement Date") immediately preceding the effective date of the Fundamental Transaction.



     Dividends on the Series A and Series B Preferred Stock will be payable quarterly following each quarterly dividend period (a "Dividend Period"), or, if any such day is a non-business day, on the next business day (each a "Dividend Payment Date"). Dividends payable for any period less than a full Dividend Period shall be computed on the basis of a 360-day year with equal months of 30 days. Dividends shall be fully cumulative and shall accrue on a daily basis. Dividends declared will be payable to holders of record as they appear on the stock books of the Company as of the close of business on such record dates, not more than 60 calendar days preceding the applicable Dividend Payment Date therefor, as determined by the Board of Directors of the Company or a duly authorized committee thereof. Dividends will be payable on March 15, June 15, September 15 and December 15, commencing June 15, 1995.


     Dividends on the Series A and Series B Preferred Stock will accrue whether or not such dividends are declared and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Accumulated unpaid dividends will not bear interest. Holders of the Series A and Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative accrued dividends as described herein.

     No dividends in any form shall be declared or paid or set apart for payment on any Parity Stock or Junior Stock for any Dividend Period unless full dividends on the Series A and Series B Preferred Stock for the prior Dividend Period shall have been paid or declared and set aside. No cash dividends shall be declared or paid or set aside for payment on Parity Stock for any Divided Period unless full cash dividends on the Series A and Series B Preferred Stock for the prior Dividend Period shall have been paid or declared and set aside.

     The Company shall not declare or pay any dividend or other distribution (other than in Common Stock or other Junior Stock) with respect to any Junior Stock or Parity Stock, including Common Stock, or redeem or set apart funds for the purchase or redemption of any Junior Stock or Parity Stock through a sinking fund or otherwise, or purchase any shares of its Common Stock, unless and until
(i) the Company shall have paid full cash dividends on the Series A and Series B Preferred Stock for the most recent Dividend Period, or funds have been paid over to the dividend disbursing agent for the Company for payment of such dividends, and

(ii) the Company has declared a cash dividend on the Series A and Series B Preferred Stock at the annual dividend rate for the current Dividend Period, and sufficient funds have been paid over to the dividend disbursing agent of the Company for the payment of a cash dividend at the end of such Dividend Period.

     No dividend shall be paid or set aside for holders of the Series A and Series B Preferred Stock for any Dividend Period unless full dividends have been paid or set aside for the holders of each class or series of Senior Stock. Therefore, the Company's ability to pay dividends on the Series A and Series B Preferred Stock may be subject to prior and superior rights of holders of another class or series of equity securities of the Company. The Company does not currently have outstanding any class or series of Senior Stock.

LIQUIDATION PREFERENCE


     Holders of shares of Series A and Series B Preferred Stock shall be entitled to receive the liquidation preference of Preferred Stock, plus an amount per share equal to any dividends accrued but unpaid, without interest, in the event of any liquidation, dissolution or winding up of the Company whether voluntary or involuntary, out of or to the extent of the net assets of the Company legally available for such distribution, before any distributions are made with respect to any Common Stock or any other Junior Stock. If the net liquidation proceeds then available for distribution are insufficient to pay the liquidation preferences of the Series A and Series B Preferred Stock and any Parity Stock, such proceeds will be distributed on a pro rata basis to the Series A and Series B Preferred Stock and Parity Stock. Following payment of such liquidation preferences, the Series A and Series B Preferred Stock will not share in any additional net liquidation proceeds. The liquidation preference of the Series B Preferred Stock in the aggregate will be $350 million and the per share liquidation preference will equal $21.131 (i.e., the Series B Price).


     Upon any such liquidation, dissolution or winding up of the Company, such preferential amounts with respect to the Series A and Series B Preferred Stock and any class or series of Parity Stock if not paid in full shall be distributed pro rata in accordance with the aggregate preferential amounts of the Series A and Series B Preferred Stock and such other classes or series of stock, if any.

     The liquidation preferences of the Series A and Series B Preferred Stock are not indicative of the price at which the shares may actually trade at or after the date of issuance.

VOTING RIGHTS OF NEW TIMES MIRROR SERIES A PREFERRED STOCK

     The holders of shares of Series A Preferred Stock shall not be entitled to any voting rights, except as required by applicable law and as summarized below.

     So long as any shares of the Series A Preferred Stock are outstanding, New Times Mirror will not, without the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together with holders of shares of any Parity Stock upon which like voting votes have been conferred and are exercisable other than the Series B Preferred Stock (the "Voting Parity Stock"), voting together as a class, (i) amend, alter or repeal or otherwise change any provision of the Restated Certificate or the Series A Certificate of Designation so as to materially and adversely affect the rights, preferences, power or privileges of the Series A Preferred Stock, or (ii) authorize, create, issue or increase the authorized or issued amount of any class or series of any equity securities of New Times Mirror, or any warrants, options or other rights convertible or exchangeable into any class or series of any Senior Stock or Parity Stock of New Times Mirror. See "Ranking" and "Dividend Rights" above. The creation or issuance of Junior Stock with respect to the payment of dividends, or the distribution of assets upon liquidation, dissolution or winding-up of New Times Mirror, or a merger, consolidation, reorganization or other business combination in which New Times Mirror is not the surviving entity, or any amendment which increases the number of authorized shares of Series A Preferred Stock or Junior Stock with respect to the payment of dividends, or substitutes the surviving entity in a merger or consolidation for New Times Mirror, shall not be considered to be a material and adverse change requiring a separate vote of the holders of the Series A Preferred Stock and Voting Parity Stock.

     At any time that dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remain unpaid, holders of Series A Preferred Stock will have the right to a separate class vote to elect two directors to the Board of Directors of New Times Mirror (in addition to the then authorized number of directors and any directors elected by the holders of Series B Preferred Stock) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Series A Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remained unpaid. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

VOTING RIGHTS OF SERIES B PREFERRED STOCK

     The Series B Preferred Stock votes together with the Common Stock as a single class with respect to all matters submitted to the stockholders of the Company, except as otherwise required by law. Each share of Series B Preferred Stock will be entitled to one vote, provided that the number of votes per share will be adjusted in the event and to the extent that the Common Equivalent Rate (as defined below) is adjusted in the future. See "Mandatory Conversion of Series B Preferred Stock" below.

     In addition, upon the failure of the Company to pay dividends on the Series B Preferred Stock for six Dividend Periods, the holders of the Series B Preferred Stock will be entitled to a separate class vote to elect two additional directors to the Company's Board of Directors (in addition to the then authorized number of directors and any directors elected by the holders of Series A Preferred Stock) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Series B Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remained unpaid. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

     Any amendment of any of the provisions of the Restated Certificate or the Series B Certificate of Designation that would either (i) authorize or create any class of Senior Stock or (ii) alter or change the rights, preferences or limitations of the Series B Preferred Stock so as to affect such rights, preferences or limitations in any material respect prejudicial to the holders thereof would require the affirmative vote or written consent of the holders of at least two-thirds of the total number of outstanding shares of the Series B Preferred Stock. Any amendment of any of the provisions of the Restated Certificate that would either (A) increase the total number of authorized shares of the Preferred Stock or (B) authorize or create any class of Parity Stock would require the affirmative vote or written consent of the holders of a majority of the total number of outstanding shares of the Series B Preferred Stock; provided, however, that no such votes or affirmative consents of the holders of the shares of Series B Preferred Stock shall be required if, at or prior to the issuance of any Senior Stock or Parity Stock, provision is made for the redemption of all of the Series B Preferred Stock then outstanding. Any amendment that would authorize or create any series of Preferred Stock out of the existing authorized shares of Preferred Stock, or that would authorize or create any class of Junior Stock shall not be considered to affect adversely the rights, preferences or limitations of the outstanding shares of Series B Preferred Stock and will not require the consent of the holders of the Series B Preferred Stock voting as a separate class.

     Except as otherwise required by law, the Series A Preferred Stock and the Series B Preferred Stock will not vote together as a single class.

OPTIONAL CONVERSION OF NEW TIMES MIRROR SERIES A PREFERRED STOCK

     The Series A Preferred Stock may be converted into Common Stock by New Times Mirror or by the holders thereof after the later to occur of (i) the date on which the assets of either Chandler Trust No. 1 or Chandler Trust No. 2 are distributed to the beneficiaries thereof or (ii) the 30th anniversary of the effective date of the Merger (such later date being the "Redeemability Date") at a conversion price measured by the average market value of Series A Common Stock during the 20 trading days prior to the notice of the election to convert Series A Preferred Stock. In lieu of such conversion, each of the Chandler Trusts may elect to exchange shares of Series A Preferred Stock for shares of Series A Common Stock and Series C Common Stock, in the same proportion as its relative ownership of Series A Common Stock and Series C Common Stock immediately prior to such redemption; provided, however, that if the total votes represented by all shares of Common Stock owned by such holder immediately after such exchange (expressed as a percentage of the total voting power of New Times Mirror outstanding immediately after such exchange) exceed the greater of (i) the total votes represented by all Old Times Mirror Common Stock owned by such holder as of June 5, 1994 (expressed as a percentage of the total voting power of Old Times Mirror outstanding as of June 5, 1994) and (ii) the total votes represented by all New Times Mirror Common Stock owned by such holder immediately prior to such exchange (expressed as a percentage of the total voting power of New Times Mirror outstanding immediately prior to such exchange), then, with respect to all such excess votes, such holder has agreed that, to the extent any of such excess votes are voted, it will cause such excess votes to be cast on all matters proportionately on the same basis as the other votes cast at a meeting of stockholders of New Times Mirror.


MANDATORY CONVERSION OF SERIES B PREFERRED STOCK


     On the Mandatory Conversion Date (i.e., March 31, 1998), each outstanding share of Series B Preferred Stock will convert automatically into (i) Series A Common Stock at the Common Equivalent Rate and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends on such Series B Preferred Stock. The "Common Equivalent Rate" initially will be one share of Series A Common Stock for each share of Series B Preferred Stock, subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, issuances of certain rights or warrants or distributions of certain assets with respect to the Series A Common Stock.


     In addition, immediately prior to the effectiveness of a merger, consolidation or similar extraordinary transaction involving the Company that results in the conversion or exchange of Series A Common Stock into, or results in the holders of Series A Common Stock having the right to receive, other securities or other property (a "Fundamental Transaction"), each outstanding share of Series B Preferred Stock will convert automatically into (i) Series A Common Stock at the Common Equivalent Rate and (ii) the right to receive (A) an amount in cash equal to the accrued and unpaid dividends on such Series B Preferred Stock to and including the Settlement Date plus (B) an amount in cash equal to the Dividend Premium (as defined below).

     At the option of the Company, it may deliver on the Settlement Date, in lieu of some or all of the cash consideration described in clause (ii) of the preceding paragraph, a number of shares of Series A Common Stock to be determined by dividing (i) the amount of cash consideration that the Company has elected to pay in Series A Common Stock by (ii) the Current Market Price (as defined below) as of the end of the second trading day immediately preceding the date on which the Company gives notice regarding the Fundamental Transaction to the holders of Series B Preferred Stock.


     The term "Dividend Premium" with respect to a share of Series B Preferred Stock shall mean an amount initially equal to $3.402. The amount constituting the Dividend Premium shall be reduced following the issuance of the Series B
Preferred Stock by $          per day on each day following March   , 1995 to
$       on January 30, 1998 and thereafter will be equal to zero.


     The term "Current Market Price" on any date of determination means the average closing price of a share of Series A Common Stock on the NYSE for the five consecutive trading days ending on and including such date of determination; provided, however, that if the closing price of the Series A Common Stock on the NYSE on the trading day next following such five-day period (the "next-day closing price") is less than 95% of such average closing price, then the Current Market Price per share of Series A Common Stock on such date of determination will be the next-day closing price; and provided further that, with respect to any redemption or conversion of the Series B Preferred Stock, if any event that results in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such five-day period and ending on the applicable redemption or conversion date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event.

     The holders of Series B Preferred Stock do not have the right to require conversion of the Series B Preferred Stock.

OPTIONAL REDEMPTION OF SERIES B PREFERRED STOCK


     At any time or from time to time prior to the Mandatory Conversion Date, the Company shall have the right to call, in whole or in part, the outstanding shares of Series B Preferred Stock for redemption. Upon any such redemption, each holder of Series B Preferred Stock will receive in exchange for each share of Series B Preferred Stock so called (i) a number of shares of Series A Common Stock determined by dividing (A) the Call Price then in effect by (B) the Current Market Price as of the end of the second trading day immediately preceding the date on which the Company gives notice regarding the redemption to the holders of the Series B Preferred Stock and (ii) an amount in cash equal to accrued and unpaid dividends on such Series B Preferred Stock to and including the date of redemption (the "Redemption Date"). Notice of a redemption must be given to the holders of Series B Preferred Stock at least 30 but not more than 60 days prior to the Redemption Date.



     The Call Price will initially be $31.92885 and thereafter will decline at a
rate of $     per day on each day following March   , 1995 to $     on January
30, 1998 and thereafter will equal $28.52685. The Call Price in effect at any time is equal to the sum of (i) 135% of the Series B Price plus (ii) the Dividend Premium then in effect.


MARKET FOR SERIES B PREFERRED STOCK


     At the time of this Exchange Offer, there will be no public market for the Series B Preferred Stock. The Series B Preferred Stock has been approved for listing on the NYSE. However, such approval is conditioned on satisfaction of the NYSE's requirements that following the consummation of the Exchange Offer there be at least 100,000 shares of Series B Preferred Stock with a minimum aggregate market value of $2 million issued and outstanding and held of record by at least 100 stockholders. If any of these requirements are not satisfied, the Series B Preferred Stock would not be eligible for listing on the NYSE and the Company would be required to withdraw the listing. Withdrawal of the listing of the Series B Preferred Stock on the NYSE could have a material adverse effect on the liquidity of the Series B Preferred Stock. No assurance can be given that the NYSE's listing requirements will be satisfied upon consummation of the Exchange Offer. If the Series B Preferred Stock could not be listed on the NYSE, the Company would use its best efforts to cause the Series B Preferred Stock to be listed on another securities exchange or included in the National Association of Securities Dealers Automated Quotation System, although no assurance can be given that the Company would be successful in these efforts.


     The Transfer Agent and Registrar for the Series B Preferred Shares will be First Interstate Bank of California.

                          DESCRIPTION OF COMMON STOCK
GENERAL


     The following description of the Series A Common Stock and Series C Common Stock is summarized from, and qualified in its entirety by reference to, the Restated Certificate and the Certificate of Designation of the Series C Common Stock, filed as exhibits to the registration statement of which this Prospectus constitutes a part. Except with respect to transfer and voting, Series C Common Stock is identical in all respects to Series A Common Stock. Series C Common Stock is entitled to 10 votes per share and, as described below, will be subject to significant transfer restrictions.


RIGHTS TO DESIGNATE SERIES B COMMON STOCK


     Pursuant to the Restated Certificate, the Board of Directors of the Company is entitled to designate certain rights, powers and preferences of a class of Series B Common Stock, par value $1.00 per share ("Series B Common Stock"), in addition to the outstanding Series A Common Stock and the Series C Common Stock, as discussed below. First, the Board may determine the exact number of votes per share of Series B Common Stock at not less than 1/10 nor more than 1. Second, the Board may also make other changes in the rights, powers and preferences of the Series B Common Stock, provided that in no such case may the rights, powers and preferences of any such series be greater than those described herein. Subject to the foregoing, it is anticipated that Series B Common Stock, if authorized by the Board of Directors, will be identical in all respects to the Series A Common Stock currently outstanding, except with respect to voting. Specifically, it is anticipated that each share of Series B Common Stock will be entitled to one-tenth (1/10) vote rather than one vote per share.

     The description herein of the rights, powers and preferences of the Series B Common Stock is subject to the discretionary authority of the Board as described above. The Board presently has no intention of issuing any shares of Series B Common Stock or of utilizing such authority to vary the terms of the Series B Common Stock from those described herein unless it determines that such change is necessary in light of legal developments or in order to comply with, or establish an exemption from, any applicable law, regulation or rule of any governmental authority, national securities exchange or national market system.

VOTING

     Except as set forth below, all actions submitted to a vote of the Company's stockholders will be voted on by holders of Series A Common Stock, Series B Common Stock, Series C Common Stock and Series B Preferred Stock voting together as a single class. The affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock, Series B Common Stock and/or Series C Common Stock, voting separately as a class, is required (i) to approve any amendment to the Restated Certificate that would alter or change the powers, preferences or special rights of such series so as to affect it adversely and
(ii) to approve such other matters as may require class votes under the General Corporation Law of the State of Delaware.

DIVIDENDS AND OTHER DISTRIBUTIONS (INCLUDING DISTRIBUTIONS UPON LIQUIDATION OR SALE OF THE COMPANY)


     Unless otherwise determined by the Board in the resolutions providing for the issuance of Series B Common Stock, each share of Series A Common Stock, Series B Common Stock and Series C Common Stock is equal in respect of dividends and other distributions in cash, stock or property (including distributions upon liquidation of the Company and consideration to be received upon a merger or consolidation of the Company or a sale of all or substantially all of the Company's assets), except that in the case of dividends or other distributions payable on the Series A Common Stock, Series B Common Stock or Series C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Series A Common Stock is to be distributed with respect to Series A Common Stock; only Series B Common Stock is to be distributed with respect to Series B Common Stock; and only Series C Common Stock is to be distributed with respect to Series C Common Stock. In no event will either Series A Common Stock, Series B Common Stock or Series C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined. The Series A and Series B Preferred Stock will rank prior to the Common Stock. See "Description of Preferred Stock -- Ranking" above.


RESTRICTIONS ON TRANSFER OF SERIES C COMMON STOCK: CONVERTIBILITY OF SERIES C COMMON STOCK INTO SERIES A COMMON STOCK


     As more fully described below, the transferability of the Series C Common Stock is significantly restricted. For example, in the case of holders of Series C Common Stock who are individuals, permitted transferees include certain family members of the holder and certain entities controlled by, or for the benefit of, the holder and such family members.



     As a result of such restrictions on transfer, no trading market will develop in Series C Common Stock. The Series C Common Stock is, however, convertible at all times and without cost to the holder (except any transfer taxes which may be payable, as in the case of any transfer of Series A Common Stock, if certificates are to be issued in a name other than that in which the certificate surrendered is registered) into Series A Common Stock on a share for share basis. To effect such a conversion, the Series C Common Stock holder must deliver to the Company's transfer agent a certificate or certificates representing Series C Common Stock to be converted and a written notice of the election of such holder to convert such Series C Common Stock into Series A Common Stock indicating, among other things, the names and addresses of persons to whom certificates representing Series A Common Stock shall be issued. Stockholders desiring to sell their equity interest in the Company represented by their shares of Series C Common Stock may convert those shares into an equal number of shares of Series A Common Stock and sell the shares of Series A Common Stock in the public market.


     A stockholder who does not wish to complete the conversion process prior to a sale may effect a sale of the Series A Common Stock into which such stockholder's Series C Common Stock is convertible by delivering the certificate or certificates for such shares of Series C Common Stock to a broker, properly endorsed. The broker will then present the Series C Common Stock certificate or certificates to the Company's transfer agent who will issue to the purchaser a certificate for the number of shares of Series A Common Stock sold in settlement of the transaction. (If the stockholder sells fewer than all of the shares of Series A Common Stock into which such Series C Common Stock certificate or certificates could be converted, the transfer agent will return to such stockholder a certificate for Series C Common Stock representing the balance of such shares unless the stockholder specifies that the transfer agent should return a certificate for Series A Common Stock.) Accordingly, there should be no delay or extra expense involved in selling the equity interest in the Company represented by the Series C Common Stock. Series A Common Stock and Series B Common Stock is not convertible by the holders thereof into any other class of stock.



     The Company does not believe that Series C Common Stock will be accepted as security for the extension of credit by securities brokers or dealers. It is, however, permissible to pledge Series C Common Stock to secure loans from banks and other lenders, provided that such shares are not transferred to or registered in the name or the pledgee and that upon a foreclosure of the pledge, the pledgee may only convert such shares into Series A Common Stock or transfer such shares only to a person to whom the pledging Series C Common Stock holder could have transferred them.



     Series C Common Stock issued in a stockholder's own name is not transferable into "nominee" or "street" name. However, if on the Distribution Record Date shares of Series C Common Stock are registered in nominee or street name, the shares of Series C Common Stock issued in respect thereof will be registered in the same nominee or street name. Such shares of Series C Common Stock may be transferred out of the nominee or street name into the name of the person who was the beneficial owner of the Series C Common Stock on the Distribution Record Date (or a "Permitted Transferee," as hereinafter described, of such person), and once so transferred, may not be transferred back into nominee or street name. Series C Common Stock held in nominee or street name may be converted into Series A Common Stock, and the Series A Common Stock received will, depending on the nature of the transaction and the instructions of the parties, be registered in the name of the original beneficial owner, a transferee of such owner or a nominee for such owner or transferee. (If a certificate for Series C Common Stock is to be returned in connection with a partial conversion or sale of Series C Common Stock held in nominee name, such returned certificate will be registered in the name of the nominee that presented the original certificate or certificates to the transfer agent unless contrary instructions are given.)


     Other than pursuant to conversions into Series A Common Stock as described above, a record or beneficial owner of shares of Series C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee," as defined. A brief description of permitted transfers is set forth below. The description is intended to be illustrative only and is subject to the provisions set forth in the Restated Certificate.

     In the case of a holder of shares of Series C Common Stock of record who is a natural person and the beneficial owner of the shares of Series C Common Stock to be transferred, Permitted Transferees include:

          (A)  such holder of Series C Common Stock's spouse;

          (B) any of the lineal descendants of a grandparent of such Series C Holder, including adopted children, and their spouses (such persons and their spouses, together with the Series C Holder's spouse, are hereinafter referred to as "such holder of Series C Common Stock's family members");

          (C) the guardian or conservator of a holder of Series C Common Stock who has been adjudged disabled by a court of competent jurisdiction,

          (D) the executor or administrator of the estate of a deceased holder of Series C Common Stock;

          (F) the trustee of a trust principally for the benefit of such holder of Series C Common Stock or such holder of Series C Common Stock's family members;

          (G) certain charitable organizations established by such holder of Series C Common Stock or such holder of Series C Common Stock's Family members;

          (H) a partnership, if, and only for so long as, all of the partners are, and all of the partnership interests are owned by, such holder of Series C Common Stock and/or one or more of the Permitted Transferees of such holder of Series C Common Stock; and

          (I) a corporation, if, and only for so long as, sufficient shares entitled to elect at least a majority of the entire board of directors of such corporation are beneficially owned by such holder of Series C Common Stock and/or one or more of the Permitted Transferees of such holder of Series C Common Stock.

     Series C Common Stock held beneficially and of record by partnerships may be transferred to a partner who was also a partner on the Distribution Record Date, any person transferring Series C Common Stock to such partnership after the Distribution Record Date (up to the amount of shares so transferred) and any Permitted Transferee of any such partner or person. Stock held beneficially and of record by corporations may be transferred (i) to any stockholder of such corporation who was also a stockholder on the Distribution Record Date and who is generally entitled to vote in the election of directors of such corporation, provided that such corporation does not have more than 30 voting stockholders of record on the Distribution Record Date (or such greater number of voting stockholders as may be allowed under the applicable state law of such corporation in order to qualify as a close corporation), (ii) to any stockholder through a pro rata dividend or liquidation, (iii) to any person transferring Series C Common Stock to such corporation after the Distribution Record Date (up to the amount of shares so transferred) and (iv) to any Permitted Transferee of any such stockholder or person. Series C Common Stock held of record by a trustee of a trust that is irrevocable on the Distribution Record Date may be transferred (i) to a successor trustee who is described in subparagraph (ii),
(iii) or (iv), below, or who is not and by becoming successor trustee will not otherwise become, a Related Person, (ii) to any person to whom or for whose benefit income may be distributed during the term of the trust, (iii) to any person to whom or for whose benefit principal may be distributed either during or at the end of the term of the trust, and (iv) to any lineal descendant of a grandparent of the creator of such trust, the spouse of such creator and the spouse of any such lineal descendant. Shares held by a trustee of any other trust may be transferred to a successor trustee who is not and will not thereby become a Related Person, to the person who established such trust and to such person's Permitted Transferees.


     Each certificate representing Series C Common Stock bears a legend stating that the shares represented thereby are subject to restrictions on transfer and the registration of transfer. Any transfer of Series C Common Stock not permitted under Article V will result in the conversion of the transferee's Series C Common Stock into Series A Common Stock, generally effective on the date on which certificates representing such shares are presented for transfer on the books of the Company; provided, however, that if the Company should determine that such shares were not so presented for transfer within 20 days after the date of such sale, transfer assignment or other disposition, the transfer date shall be the actual date of such sale, transfer, assignment or other disposition, as determined in good faith by the Board or its appointed agent. As a condition to the transfer or registration of transfer of Series C Common Stock, the Company may require the furnishing of such affidavits or other proof as it deems necessary to establish that the transferee is a Permitted Transferee. If no indication to the contrary is supplied at the time Series C Common Stock are presented for transfer, the transfer shall be presumed by the Company to be a transfer to a non-Permitted Transferee. Series C Common Stock converted into Series A Common Stock by the holder or by the holder's transfer to a person who is not a Permitted Transferee shall resume the status of authorized but unissued shares of Series C Common Stock.

TERMINATION AND CONVERSION OF SERIES B AND/OR SERIES C COMMON STOCK

     Either or both the Series B Common Stock and Series C Common Stock will automatically be converted into Series A Common Stock on a share-for-share basis
(i) at any time the Board and the holders of a majority of the outstanding shares of the Series approve the conversion of all of such Series into Series A Common Stock, (ii) if, as a result of the existence of the Series, the Series A Common Stock becomes excluded from trading on the NYSE, the American Stock Exchange and all other national securities exchanges and is also excluded from quotation on NASDAQ or any other national quotation system then in use, (iii) if the Board, in its sole discretion, elects to effect a conversion of the Series in connection with its approval of any sale or lease of all or any substantial part of the Company's assets or any merger, consolidation, liquidation or dissolution of the Company, or (iv) if the Board, in its sole discretion, elects to effect a conversion of the Series after a determination that there has been a material adverse change in the liquidity, marketability or market value of the outstanding Series A Common Stock, considered in the aggregate (a) due to the exclusion of the Series A Common Stock from trading on a national securities exchange or the exclusion of the Series A Common Stock from quotation on NASDAQ, or such other national quotation system then in use, or (b) due to requirements of federal or state law, in any such case, as a result of the existence of the Series. To the extent that the Board has discretion, the decision whether or not to exercise its authority to effect a conversion of a Series would be made in light of all the existing facts and circumstances affecting the interests of the Company and its stockholders, including the effect such conversion could have on the Company's vulnerability to an unsolicited hostile takeover attempt and any of the other factors referred to herein.


     In the event of any such termination of Series B Common Stock or Series C Common Stock, certificates formerly representing outstanding shares of that series shall thereafter be deemed to represent a like number of shares of Series A Common Stock. If both Series B Common Stock and Series C Common Stock are terminated, all outstanding shares of Common Stock shall again be denominated Common Stock and all certificates representing outstanding shares of Series A Common Stock shall thereafter be deemed to represent a like number of shares of Common Stock.


PREEMPTIVE RIGHTS


     Neither the Series A Common Stock, the Series B Common Stock nor the Series C Common Stock carries any preemptive rights enabling a holder to subscribe for or receive shares of stock of the Company of any class or any other securities convertible into shares of stock of the Company. The Board will continue to possess the power to issue shares of authorized but unissued Series A Common Stock, Series B Common Stock, Series C Common Stock and preferred stock without further stockholder action.

                         PRICE RANGE AND DIVIDEND DATA


     Prior to the consummation of the Transactions, Old Times Mirror Series A Common Stock was traded principally on the NYSE and was also listed on the Pacific Stock Exchange. The Company's Series A Common Stock is traded principally on the NYSE and is also listed on the Pacific Stock Exchange. Old Times Mirror Series C Common Stock was not traded but was convertible into Times Mirror Series A Common Stock. Likewise, the Company's Series C Common Stock is not traded but is convertible into the Company's Series A Common Stock. The price ranges for Old Times Mirror Series A Common Stock and the quarterly cash dividend paid on all Old Times Mirror Common Stock in 1993 and 1994 are listed below.


                                                               STOCK
                                                               PRICE       CASH DIVIDEND
                                                             ----------   ---------------
                                                             HIGH   LOW   DECLARED   PAID
                                                             ----   ---   --------   ----
        1993
          First Quarter....................................  35     30 1/8    .27    .27
          Second Quarter...................................  33 1/2 30 5/8    .27    .27
          Third Quarter....................................  32 5/8 28 1/4    .27    .27
          Fourth Quarter...................................  35 1/8 28 1/2    .27    .27

        1994
          First Quarter....................................  37 1/8 32 5/8    .27    .27
          Second Quarter...................................  36 1/8 29 1/2    .27    .27
          Third Quarter....................................  33 1/4 28 3/4    .27    .27
          Fourth Quarter...................................  33 3/8 29 7/8    .27    .27


     The high and low sales prices per share of Old Times Mirror Series A Common Stock as reported on the NYSE on October 12, 1994, the last full trading day prior to Old Times Mirror's announcement of the Exchange Offer, were $32 per share and $31 5/8 per share, respectively. The high and low sales prices per share of Old Times Mirror Series A Common Stock as reported on the NYSE on January 31, 1995, the last trading day prior to the consummation of the Merger, were $32 5/8 per share and $32 1/8 per share, respectively. The high and low sales prices per share of New Times Mirror Series A Common Stock as reported on the NYSE on February 1, 1995, the first trading day following the consummation of the Merger, were $23 3/4 per share and $22 3/4 per share, respectively. The high and low sales price per share of New Times Mirror Series A Common Stock as
reported on the NYSE on February   , 1995, the last full trading day prior to
New Times Mirror's commencement of the Exchange Offer were $          per share
and $          per share, respectively.



     New Times Mirror has declared a dividend on the Common Stock of $.27 per share payable on March 10, 1995 to stockholders of record as of February 22, 1995. Following the payment of this dividend, it is anticipated that New Times Mirror will pay quarterly dividends on its Common Stock at a rate below the rate previously paid with respect to Old Times Mirror Common Stock. Management's review of factors being considered in recommending a new dividend level would suggest that it would be appropriate to reduce the dividend level by between 66 2/3% and 80% from that paid on Old Times Mirror Common Stock. This would result in an annual dividend of between $.22 and $.36 per share compared to the $1.08 previously paid. The dividend reduction is intended to bring the dividend policy more in line with the policy of other publicly traded publishing companies and to provide additional funds for investment in new business opportunities.



     As part of the settlement of the Stockholders' Litigation, the Board of Directors of the Company adopted the Initial New Times Mirror Dividend Policy, which provides that the annual dividend on New Times Mirror Common Stock, beginning in June 1995 and continuing for a period of three years, will be no less than $.24 per share. The Initial New Times Mirror Dividend Policy is subject to the exercise by the New Times Mirror Board of Directors of its fiduciary obligations and the exercise of the Board's business judgment in connection with, among other things, the declaration of future dividends, as well as to any and all requirements of Delaware law or any other applicable law, and to any and all covenants, restrictions or limitations in connection with any financing, now or in the future. Following the expiration of the Initial New Times Mirror Dividend Policy, any policy of New Times Mirror regarding the payment of dividends on the New Times Mirror Common Stock will depend on New Times Mirror's future earnings, capital requirements, financial condition and other factors.

                 CERTAIN PROVISIONS IN THE RESTATED CERTIFICATE


GENERAL

     The Restated Certificate and the Company's Bylaws provide for indemnification of directors and officers to the fullest extent permitted by applicable law, and contain various antitakeover provisions intended to (i) promote stability of the Company's stockholder base and (ii) render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company, divert the attention of the Company's directors, officers and employees and adversely affect the independence and integrity of the Company's media operations. A summary of the principal antitakeover provisions is set forth below.

CLASSIFIED BOARD OF DIRECTORS, REMOVAL OF DIRECTORS AND RELATED MATTERS


     Pursuant to the Restated Certificate, the Board is divided into three classes, each class consists as nearly as possible of one-third of the directors. The term of office of each class of directors expires three years from the year of election. The Restated Certificate also provides that directors of the Company may be removed only for cause and only by a majority of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors (the "Voting Interests"). Additionally, if the proposal to remove a director is made by or on behalf of a Related Person (as defined in the Restated Certificate), removal will also require the affirmative vote of a majority of the Voting Interests held by persons other than such Related Person. Thus, a third party seeking to gain control of the Board may be forced to await the expiration of the respective terms of incumbent directors, unless there were cause and sufficient voting strength to remove a particular director or directors.


INCREASED STOCKHOLDER VOTE REQUIRED IN CERTAIN BUSINESS COMBINATIONS AND OTHER TRANSACTIONS

     The Restated Certificate provides that, in addition to any vote ordinarily required under Delaware law, the affirmative vote of (i) not less than 80% of the Voting Interests (the "80% Vote Requirement") and (ii) a majority of the Voting Interests held by the holders of Disinterested Shares (the "Disinterested Vote Requirement") would be required to approve certain Business Combinations involving a Related Person. "Disinterested Shares" means, as to any Related Person, shares held by stockholders other than the Related Person.

     There are exceptions to one or both of the requirements described above. Briefly stated, when a proposal has the approval of a majority of the directors who are not affiliated with any Related Person (the "Continuing Directors") or when the terms of the Fair Price Provision are met relating to specific price and form-of-consideration requirements, neither the 80% Vote Requirement nor the Disinterested Vote Requirement is applicable.

ELIMINATION OF STOCKHOLDERS' POWER TO CALL SPECIAL STOCKHOLDERS MEETINGS AND RIGHT TO ACT WITHOUT A MEETING

     The Restated Certificate provides that a special meeting of stockholders may be called only by the Board. Furthermore, if a proposal requiring stockholder approval is made by or on behalf of a Related Person or a director affiliated with a Related Person, the affirmative vote of a majority of the Continuing Directors is also required to call a special meeting of stockholders. The principal effect of this provision is to prevent stockholders from forcing a special meeting to consider a proposal opposed by the Board.

     The Restated Certificate provides that any action taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders and may not be taken by written consent.

PROCEDURES FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Restated Certificate provides that a stockholder must furnish written notice to the Secretary of the Company of any nomination or business proposal to be brought before a stockholders meeting not less than 30 nor more than 60 days prior to the meeting as originally scheduled. In the event that less than 40 days public notice of a meeting date is given by the Company, a stockholder must furnish notice of a nomination or business proposal not later than the close of business on the tenth day following the mailing or the public disclosure of notice of the meeting date. These procedures prohibit last-minute attempts by any stockholder to nominate a director or present a business, proposal at an annual stockholders meeting, even if such a nomination or proposal might be desired by a majority of the stockholders.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD

     The Restated Certificate provides that, in evaluating certain proposed business transactions and the best interests of the Company and its stockholders, the Board shall consider all relevant factors, including but not limited to freedom of the press, the independence and integrity of the Company's media operations, the social and economic effects of the transactions on stockholders, employees, customers, suppliers and other constituents of the Company and its subsidiaries, as well as the effects on the communities in which they operate.

     In providing the Board with a broader basis for determining the advisability or a proposed transaction, the Restated Certificate gives the Board authority to reject, among other transactions, a proposed acquisition of the Company notwithstanding the fact that the proposal may include favorable economic benefits for the Company's stockholders.

AMENDMENT OF CERTAIN CHAPTER AND BYLAW PROVISIONS

     The Restated Certificate provides that any alteration, amendment, repeal or rescission (any "Change") of the provisions contained in the Restated Certificate must be approved by a majority of the directors of the Company then in office and by the affirmative vote of the holders of a majority of the Voting Interests, provided however that if the proposed Change relates to certain provisions specified in the Restated Certificate, then any such Change must also be approved either (a) by a majority of the authorized number of directors and, if one or more Related Persons exist, by a majority of the directors who are Continuing Directors with respect to all Related Persons, or (b) by the affirmative vote of the holders of not less than 80% of the Voting Interests and, if the Change is proposed by or on behalf of a Related Person or a director affiliated with a Related Person, by affirmative vote of a majority of the Voting Interests represented by Disinterested Shares.

                                    BUSINESS


NEWSPAPER PUBLISHING


     Times Mirror publishes the Los Angeles Times, Newsday and New York Newsday, the Baltimore Sun newspapers, The Hartford Courant, The Morning Call, The Advocate and the Greenwich Time. In addition, Times Mirror publishes several weekly newspapers. Each daily newspaper operates independently in order to meet most effectively the needs of the area it serves. Editorial policies and business practices are established by local management. Each daily newspaper is a member of Associated Press. The Los Angeles Times, Newsday and New York Newsday also subscribe to other supplementary news services. Production of Times Mirror's newspapers is performed on presses owned by Times Mirror.

     The primary raw material used by the newspapers is newsprint. Times Mirror centrally purchases newsprint for all of its newspapers in order to achieve advantageous terms from its vendors. Most of the newsprint requirements for the Los Angeles Times are met by a company in which Times Mirror owns a 20% interest. The remaining requirements for the Los Angeles Times and the other Times Mirror newspapers are obtained from United States and Canadian sources unaffiliated with Times Mirror.

  LOS ANGELES TIMES


     The Los Angeles Times has been published continuously since 1881. It is published every morning, and in 1993 ranked as the second largest metropolitan newspaper in the United States in weekday circulation based on five-day averages, and the second largest in Sunday circulation. In 1993, its annual average unaudited circulation was 1,104,317 for Monday through Friday, 1,025,368 for Saturday and 1,504,115 for Sunday, compared with 1,158,377, 1,069,956, and 1,531,458, respectively, in 1992. Approximately 77% of the Monday through Saturday circulation was home-delivered in 1993.


     In 1993, the Los Angeles Times recorded full-run billed advertising volume of 3,356,699 standard advertising unit inches (hereafter "inches"), part-run volume of 3,419,709 inches, and preprinted inserts of 978.9 million pieces, compared with 3,483,352 inches, 2,844,696 inches and 1,031.6 million pieces, respectively, in 1992. In addition, the Los Angeles Times derived revenue from advertising supplements distributed to non-subscribers equivalent to 695.4 million pieces in 1993, compared with 590.1 million pieces in 1992.

     Net revenues of the Los Angeles Times were $991,997,000 in 1993, $1,016,744,000 in 1992 and $1,051,387,000 in 1991, representing 50.1%, 52.3% and
53.3% of the revenues of the Publishing Business for such years.

     The Los Angeles Times serves a six-county region in Southern California that includes Los Angeles, Orange, Riverside, San Bernardino, San Diego and Ventura counties. In addition to the daily edition covering the Los Angeles metropolitan area, the Los Angeles Times publishes daily Orange County, San Fernando Valley and Ventura County editions, as well as a South Bay edition on Thursdays, Fridays and Sundays, and six weekly or twice-weekly regional news sections directed to specific areas. The Los Angeles Times also publishes an edition which is distributed Monday through Friday in the Washington, D.C./New York City area.

     In its primary markets of Los Angeles and Orange counties, the Los Angeles Times competes with 15 local daily newspapers, which range in size up to approximately 344,000 total average daily circulation, and three daily regional editions of national newspapers. In addition, there are over 300 weekly, semi-weekly and free distribution newspapers.

     In conjunction with the Washington Post, the Los Angeles Times operates a supplementary news service sold to newspapers in the United States and foreign countries. The Los Angeles Times also sells syndicated features to other newspapers throughout the world.

  NEWSDAY AND NEW YORK NEWSDAY

     Newsday, which is published daily, circulates primarily in Nassau and Suffolk counties on Long Island, New York, while New York Newsday circulates in New York City. In certain locations, Newsday is circulated in the morning, while in other locations, it is an afternoon newspaper. In 1993, Newsday and New York Newsday combined ranked as the fifth largest local daily newspaper in the country for Monday through Friday circulation, and as the eighth largest for Sunday circulation. In 1993, Newsday's annual average unaudited circulation, which includes New York Newsday, was 740,171 for Monday through Friday, 624,707 for Saturday, and 823,595 for Sunday, compared with 756,096, 644,683 and 846,862, respectively, in 1992. In 1993, New York Newsday's annual average unaudited circulation was 260,110 for Monday through Friday, 179,491 for Saturday, and 248,736 for Sunday, compared with 264,462, 189,313, and 262,632, respectively, in 1992.

     In 1993, Newsday and New York Newsday recorded full-run billed advertising volume of 1,007,510 inches, part-run volume of 1,653,244 inches, and preprinted inserts of 739.1 million pieces, compared with 915,378 inches, 1,748,174 inches, and 688.4 million pieces, respectively, in 1992. In addition, Newsday and New York Newsday, together with its alternate distribution company, derived revenue from advertising supplements distributed to non-subscribers equivalent to 748.5 million pieces in 1993, compared with 424.9 million pieces in 1992.

     Newsday and New York Newsday compete with three major metropolitan newspapers, numerous daily and local newspapers, and daily regional editions of national newspapers.

  BALTIMORE SUN NEWSPAPERS

     The Baltimore Sun newspapers primarily serve the Baltimore-Annapolis metropolitan area, including Anne Arundel, Baltimore, Carroll, Harford and Howard counties. The Baltimore Sun publishes several editions, including The Sun, a morning newspaper published Monday through Saturday; The Evening Sun, an afternoon paper published Monday through Friday; and The Sunday Sun, published Sunday mornings. In 1993, The Sun had an annual average unaudited circulation of 238,822 for Monday through Friday, and 364,125 for Saturday, compared with 228,823 and 365,884, respectively, in 1992. In 1993, the Evening Sun had an annual average unaudited circulation of 101,341 for Monday through Friday, compared with 119,668 in 1992. In 1993, The Sunday Sun had an annual average unaudited circulation of 484,250 compared with 488,527 in 1992.

     In 1993, The Baltimore Sun newspapers recorded full-run billed advertising volume of 2,694,149 inches, part-run volume of 401,520 inches, and preprinted inserts of 499.7 million pieces, compared with 2,716,008 inches, 361,915 inches and 485.1 million pieces, respectively in 1992. In addition, The Baltimore Sun newspapers derived revenues from advertising supplements delivered to non-subscribers equivalent to 705,000 inches in 1993 compared with 341,000 inches in 1992.

     Weekly newspapers are also published by The Baltimore Sun, including The Aegis and the Record which are distributed in Harford County, and four other weeklies that serve the Aberdeen Proving Ground and certain zip codes in Harford County. The Baltimore Sun newspapers compete with the Washington Post in Carroll and Howard counties, and with the Annapolis Capital in Anne Arundel County. In addition, there are other weekly and local daily newspapers in the distribution area.

  THE HARTFORD COURANT

     The Hartford Courant, a morning daily and Sunday newspaper that was first published in 1764, is the oldest continuously-published newspaper in the United States. It is published in Hartford, Connecticut, and serves the state's northern and central regions. The Hartford Courant publishes seven regional editions on a daily basis, which provide local news and advertising. In 1993, the annual average unaudited circulation was 231,899 for Monday through Saturday, and 322,811 for Sunday, compared with 231,598 and 323,938, respectively, in 1992.

     In 1993, The Hartford Courant recorded full-run billed advertising volume of 1,230,264 inches, part-run volume of 750,292 inches, and preprinted inserts of 418.1 million pieces, compared with 1,251,853 inches, 760,716 inches and
387.5 million pieces, respectively, in 1992. In addition, The Hartford Courant derived revenue from advertising supplements distributed to non-subscribers equivalent to 1,339,031 inches in 1993, compared with 1,149,074 inches in 1992.

     The Hartford Courant competes with several small daily and weekly newspapers in communities adjacent or relatively close to Hartford, and with a number of larger daily papers in metropolitan areas on the periphery of its trade area.

  THE MORNING CALL

     The Morning Call in Allentown, Pennsylvania is published daily, and primarily services Lehigh and Northampton counties in eastern Pennsylvania. In 1993, annual average unaudited circulation was 135,794 for Monday through Friday, 147,816 for Saturday, and 188,127 for Sunday, compared with 135,167, 146,934 and 185,498, respectively, in 1992.

     In 1993, The Morning Call recorded full-run billed advertising volume of 1,477,923 inches, part-run volume of 464,065 inches, and preprinted inserts of
204.8 million pieces, compared with 1,514,792 inches, 486,559 inches and 205.6 million pieces, respectively, in 1992. In addition, The Morning Call derived revenues from advertising supplements distributed to non-subscribers equivalent to 227,009 inches in 1993, compared with 110,345 inches in 1992.

  THE ADVOCATE AND THE GREENWICH TIME

     The Advocate and the Greenwich Time are published every morning, and serve the southern part of Fairfield County, Connecticut. The Advocate circulates primarily in Stamford, Connecticut and the Greenwich Time circulates in Greenwich, Connecticut. In 1993, The Advocate had an annual average unaudited circulation of 29,712 for Monday through Saturday, and 40,305 for Sunday, compared with 30,549 and 41,140, respectively, in 1992. In 1993, the Greenwich Time had an annual average unaudited circulation of 13,146 for Monday through Saturday, and 14,265 for Sunday, compared with 13,158 and 14,205, respectively, in 1992.

     In 1993, The Advocate recorded full-run billed advertising volume of 798,920 inches, and preprinted inserts of 34.6 million pieces, compared with 804,229 inches and 32.4 million pieces in 1992. In 1993, the Greenwich Time recorded full-run billed advertising volume of 729,103 inches and preprinted inserts of 12.6 million pieces, compared with 699,775 inches and 12.5 million pieces in 1992. In addition, the newspapers derived revenues from advertising supplements distributed to non-subscribers equivalent to 99,504 inches in 1993 compared with 113,231 inches in 1992.

ELECTRONIC PUBLISHING

     During 1993, Times Mirror's newspapers introduced several new electronic products and services and announced that regional on-line interactive information services will be available through the Prodigy network in Los Angeles and New York in 1994 and in Baltimore and Southern Connecticut in 1995. The Los Angeles Times, Newsday, New York Newsday, The Baltimore Sun newspapers, The Advocate and the Greenwich Time will be sources of information available to subscribers for these services.


     On January 12, 1994, Times Mirror announced that the Los Angeles Times and Pacific Telesis Electronic Publishing Services, a wholly owned subsidiary of Pacific Telesis Group, have formed a joint venture that will offer electronic shopping information and transaction services. Times Mirror expects that these services will initially be offered in Southern California, but the joint venture plans to seek partnership with other information providers and offer its services throughout California.


PROFESSIONAL INFORMATION

     Times Mirror publishes a variety of books and other media through its subsidiaries, including legal publications by Matthew Bender & Company, Incorporated; medical, dental, nursing and allied health books, journals and college textbooks by Mosby-Year Book, Inc. and its subsidiaries; business and economics textbooks and professional books by Richard D. Irwin, Inc.; science, social science and mathematics textbooks by Wm. C. Brown Communications, Inc.; and scientific technical publications, including environmental science books by CRC Press, Inc.

     In addition, Times Mirror provides sales and management training programs for professionals in business and industry through its subsidiaries, Kaset, Inc., Learning International, Inc. and Zenger-Miller, Inc.

     Times Mirror also publishes aeronautical charts, flight information, pilot training material and navigational aids worldwide through Jeppesen Sanderson, Inc. and Jeppesen Sanderson Inc.'s European sister company, Jeppesen & Co. GmbH, as well as computerized flight plans and weather briefings through Jeppesen DataPlan, Inc., a subsidiary of Jeppesen Sanderson, Inc.

     Books, journals and other materials published by Times Mirror, many of which are distributed worldwide, are sold through a variety of means, including the use of Times Mirror sales forces, wholesalers, retailers, jobbers, direct-to-the-customer selling and direct mail. Printing and binding are performed primarily by outside suppliers in the United States and abroad. In accordance with publishing industry practice, softcover and hardcover books are generally sold on a returnable basis.


CONSUMER MEDIA


     Times Mirror publishes a number of special interest and trade magazines through its subsidiary, Times Mirror Magazines, Inc., as well as art books through its subsidiary, Harry N. Abrams, Incorporated. The six-month average unaudited circulation figures per issue for these magazines, for the year ended December 31, 1993, were 2,007,901 for Field & Stream; 1,815,819 for Popular Science; 1,502,676 for Outdoor Life; 1,025,071 for Home Mechanix; 1,221,554 for Golf Magazine; 442,463 for Ski Magazine (published 8 times a year); 442,713 for Skiing (published 7 times a year); 131,682 for Yachting; and 140,506 for Salt Water Sportsman. Each of these magazines is published monthly unless otherwise noted. Advertisers that increase their aggregate advertising pages in these magazines may purchase advertising in other of these magazines at special rates.

     In addition, Times Mirror publishes The Sporting News, a national sports weekly; National Journal, a weekly magazine on politics and government; Government Executive, a controlled-circulation trade magazine for government business; Skiing Trade News, a controlled-circulation business magazine, The Sporting Goods DEALER, a monthly controlled-circulation trade magazine; and other related publications. These magazines are primarily intended for specialized markets. Significant investment in product and market development is planned in 1995 in the areas of consumer multimedia software and television programming.

COMPETITION

     Besides competing vigorously with similar media in their respective markets, Times Mirror's newspapers and magazines compete with other local and national advertising and sales promotion media. Keen competition is encountered in all phases of Times Mirror's book and magazine publishing operations, as well as in other areas of its business.

EMPLOYEES

     At December 31, 1993, Times Mirror's Publishing Business had approximately 24,000 employees, approximately 18,200 of whom were full-time employees. Approximately 3,853 employees were represented by collective bargaining agents. Times Mirror believes that its employee relations are good. Employees receive supplemental benefits ranging from various forms of group insurance coverage to retirement income programs.

PROPERTIES

     The general character, location, terms of occupancy and approximate size of Times Mirror's materially important physical properties used in the Publishing Business at December 31, 1993 are listed below.


                                                                            APPROXIMATE AREA
                                                                             IN SQUARE FEET
                                                                        ------------------------
                    GENERAL CHARACTER OF PROPERTY                         OWNED       LEASED (1)
- ----------------------------------------------------------------------  ----------    ----------
NEWSPAPER PUBLISHING
Printing plants, business and editorial offices, garages and warehouse space located in
     Los Angeles......................................................   2,371,000       291,000
     Hartford, Connecticut............................................   1,048,000       127,000
     Baltimore, Maryland..............................................     844,000        17,000
     Melville, Long Island, New York..................................     700,000         2,000
     Other locations..................................................     503,000     1,371,000

PROFESSIONAL INFORMATION
Business and editorial offices and warehouses in California, Colorado,
  Illinois, Missouri, New York, Iowa and other locations..............   1,285,000     1,291,000

CONSUMER MEDIA
Business and editorial offices and warehouses in New York, Missouri,
  Massachusetts, California, Washington, D.C. and other locations.....      45,000       293,000

CORPORATE
Corporate offices and garages located in California, New York, New
  Jersey and Washington, D.C..........................................     349,000        29,000


- --------------------------------------------------------------------------------

(1) Times Mirror's material lease agreements expire at various dates through 2014.

     Times Mirror also owns other business and editorial offices, warehouse facilities and investment properties, aggregating 346,000 square feet in various separate locations.

LEGAL PROCEEDINGS

     Times Mirror and its subsidiaries are defendants in actions for libel and other matters arising out of their Publishing Business operations. In addition, from time to time, Times Mirror and its subsidiaries are involved as parties in various governmental and administrative proceedings, including environmental matters, relating to the Publishing Business. Times Mirror does not believe that any such proceedings currently pending will have a material adverse effect on its business or financial condition.

                  CAPITALIZATION AND PRO FORMA CAPITALIZATION



     The following table sets forth the capitalization of the Company, as the successor to Old Times Mirror, at September 25, 1994 and the pro forma capitalization of the Company at September 25, 1994 after giving effect to the Merger and related transactions described in the Notes to the Pro Forma Condensed Consolidated Balance Sheet and Statements of Income included elsewhere in this Prospectus. This table should be read in conjunction with the Notes referred to above and Times Mirror's historical consolidated financial statements and related notes thereto included elsewhere in this Prospectus.



                                                                       SEPTEMBER 25, 1994
                                                                 -------------------------------
                                                                  HISTORICAL       PRO FORMA
                                                                 ------------   ----------------
                                                                    (IN THOUSANDS OF DOLLARS)
Debt, including short-term debt................................   $  877,088       $  271,514
Shareholders' equity:
  Old Times Mirror Common Stock:
     Series A, $1.00 par value, 300,000,000 shares authorized,
       98,700,000 shares issued and outstanding(a).............       98,700
     Series B, $1.00 par value, 100,000,000 shares authorized,
       no shares outstanding...................................           --
     Series C, $1.00 par value, 150,000,000 shares authorized,
       31,259,000 shares issued and outstanding................       31,259
  New Times Mirror Common Stock, Pro Forma:
     Series A, $1.00 par value, 500,000,000 shares authorized,
       80,792,000 shares issued and outstanding................                        80,792
     Series B, $1.00 par value, 100,000,000 shares authorized,
       no shares outstanding...................................                            --
     Series C, $1.00 par value, 300,000,000 shares authorized,
       31,259,000 shares issued and outstanding................                        31,259
  Old Times Mirror Preferred Stock:
     Preferred Stock, $1.00 par value, 4,500,000 shares
       authorized, no shares outstanding.......................           --
  New Times Mirror Preferred Stock, Pro Forma:
     Preferred Stock, $1.00 par value, 7,100,000 shares
       authorized, no shares outstanding.......................                            --
     Series A Preferred Stock, $1.00 par value, 900,000 shares
       authorized, 824,000 shares issued and outstanding,
       stated at liquidation value.............................                       412,000
     Series B Preferred Stock $1.00 par value, 25,000,000
       shares authorized, 16,563,000 shares issued and
       outstanding, stated at liquidation value................                       350,000
     Additional paid-in capital................................      167,331          167,331
     Retained earnings.........................................    1,707,446        1,575,488
     Less treasury stock, at cost..............................      (61,543)
     Less guaranteed debt of ESOP..............................      (24,200)         (24,200)
                                                                 ------------   ----------------
Total shareholders' equity.....................................    1,918,993        2,592,670
                                                                 ------------   ----------------
Total capitalization...........................................   $2,796,081       $2,864,184
                                                                  ==========    ===============


- ---------------


(a) Includes 1,345,000 shares of treasury stock, which were canceled in the Merger without consideration.

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following selected consolidated financial data has been derived from the consolidated financial statements of Times Mirror. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The income statement data for the years ended December 31, 1989, 1990, 1991, 1992 and 1993 and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of Times Mirror. The income statement data for the nine months ended September 26, 1993 and September 25, 1994 and the balance sheet data as of September 25, 1994 have been derived from the unaudited consolidated financial statements of Times Mirror, which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended September 25, 1994 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1994.


                                                                                                          NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31                  -----------------------------
                                             ----------------------------------------------------   SEPTEMBER 26,   SEPTEMBER 25,
                                               1989       1990       1991       1992       1993         1993            1994
                                             --------   --------   --------   --------   --------   -------------   -------------
                                                              (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
INCOME STATEMENT DATA(A):

Revenues...................................  $3,082.3   $3,146.3   $3,117.2   $3,155.4   $3,243.7     $ 2,346.7       $ 2,400.1
Restructuring charges......................     --         --          42.3      202.7       80.2           3.8         --
Operating profit...........................     440.4      268.1      208.7       63.8      189.0         163.8           186.8
Nonrecurring gains (charges)...............       9.2      --         (85.6)     --         --          --                 22.1
Interest expense...........................      53.9       74.8       76.7       74.3       84.1          64.8            51.8
Income (loss) from continuing operations
  before income taxes......................     395.7      204.4       55.3       (7.1)     109.8         101.3           159.2
Income (loss) from continuing operations...     235.0      112.2       14.3      (18.4)      51.7          47.3            79.4
Income (loss) per common share from
  continuing operations....................     $1.82      $ .87      $ .11      $(.14)     $ .40          $.37            $.61
Cash dividends paid per common share(b)....      1.00       1.08       1.08       1.08       1.08           .81             .81
Ratio of earnings to fixed charges(c)......       4.6x       2.6x       1.3x       (d)        2.0x                          3.3x
Pro forma ratio of earnings to fixed
  charges(e)...............................                                                   3.8x                          6.4x
Pro forma ratio of earnings to combined
  fixed charges and preferred stock
  dividends(e).............................                                                   1.3x                          1.9x

                                                                 DECEMBER 31
                                             ----------------------------------------------------           SEPTEMBER 25,
                                               1989       1990       1991       1992       1993                 1994
                                             --------   --------   --------   --------   --------           -------------
                                                                        (IN MILLIONS)
BALANCE SHEET DATA:

                                                                                         $
Total assets(f)............................  $3,874.3   $4,120.1   $4,006.1   $4,233.3    4,499.9             $4,212.8
Long-term debt.............................     883.5    1,065.7      978.4    1,114.4      795.5                749.0
Shareholders' equity.......................   1,877.2    1,917.4    1,884.0    1,700.6    1,899.3              1,919.0

- ---------------

(a) Amounts have been restated from previously issued financial statements to reclassify the cable television operations to discontinued operations.


(b) Cash dividends paid by Times Mirror are funded by the operations of its subsidiaries, including, prior to the Merger, the cable television operations acquired by Cox in the Merger.


(c) The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes adjusted for fixed charges (net of capitalized interest), equity income or loss and distributed income from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term debt and other debt, capitalized interest, the interest factor deemed to be included in rental expense, and certain amortization.

(d) Earnings are approximately $7 million lower than the amount needed to cover fixed charges in this year, as earnings in 1992 were impacted by over $200 million in restructuring charges.


(e) The pro forma ratio of earnings to fixed charges and pro forma ratio of earnings to combined fixed charges and preferred stock dividends was computed as described in (c) above, except that earnings and interest expense included in the pro forma calculation were based on the pro forma earnings and pro forma interest expense as included in the pro forma statements of income herein. In addition, preferred dividend requirements were assumed based on issuances of $412 million of Series A Preferred Stock and $350 million of Series B Preferred Stock.


(f) Includes amounts for the cable television operations as follows:

                                                                 DECEMBER 31
                                             ----------------------------------------------------           SEPTEMBER 25,
                                               1989       1990       1991       1992       1993                 1994
                                             --------   --------   --------   --------   --------           -------------
                                                                        (IN MILLIONS)
         Net assets........................   $439.2     $484.6     $509.9     $495.0     $606.7              $626.1

RECENT OPERATING RESULTS



     Set forth below are Times Mirror's operating results for the three months and year ended December 31, 1994, which were publicly released by Times Mirror on February 2, 1995. For more information regarding Times Mirror's operating results for the three months and year ended December 31, 1994, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Recent Operating Results." The income statement data for the year ended December 31, 1993 has been derived from the audited consolidated financial statements of Times Mirror. The income statement data for the year ended December 31, 1994 and the three months ended December 31, 1993 and 1994 have been derived from the unaudited consolidated financial statements of Times Mirror which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods.



                                                                                   THREE MONTHS
                                                            YEAR ENDED                 ENDED
                                                            DECEMBER 31             DECEMBER 31
                                                       ---------------------     -----------------
                                                         1993         1994        1993       1994
                                                       --------     --------     ------     ------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated:
  Revenues...........................................  $3,243.7     $3,357.5     $897.1     $957.4
  Restructuring charges..............................      80.2                    76.4
  Operating profit...................................     189.0        294.3       25.3      107.6
  Nonrecurring gains.................................                   22.1
  Interest expense...................................      84.1         69.5       19.3       17.7
  Income from continuing operations before income
     taxes...........................................     109.8        247.7        8.5       88.6
  Income from continuing operations..................      51.7        126.2        4.4       46.9
  Income per share from continuing operations........      $.40         $.98       $.04       $.36
Business Segments:
  Revenues
     Newspaper Publishing............................  $1,980.7     $2,063.0     $549.5     $581.3
     Professional Information........................     992.2      1,005.3      275.4      296.0
     Consumer Media..................................     271.2        289.9       72.3       80.3
     Intersegment Revenues...........................       (.4)         (.7)       (.1)       (.2)
                                                       --------     --------     ------     ------
                                                       $3,243.7     $3,357.5     $897.1     $957.4
                                                        =======      =======     ======     ======
  Operating Profit (Loss)(a)
     Newspaper Publishing............................  $  107.3     $  194.8     $ 29.1     $ 72.8
     Professional Information........................     174.9        173.9       36.0       60.2
     Consumer Media..................................      (3.8)        (4.9)       1.5       (3.6)
     Corporate and Other.............................     (89.4)       (69.5)     (41.3)     (21.8)
                                                       --------     --------     ------     ------
                                                       $  189.0     $  294.3     $ 25.3     $107.6
                                                        =======      =======     ======     ======


- ------------------


(a) Includes restructuring charges in 1993 as follows (in millions):



                                                          FULL        THREE
                                                          YEAR        MONTHS
                                                          -----       ------
    Newspaper Publishing................................  $33.1       $29.3
    Professional Information............................   25.3        25.3
    Corporate and Other.................................   21.8        21.8
                                                          -----       ------
                                                          $80.2       $76.4
                                                          =====       ======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                           AND RESULTS OF OPERATIONS



GENERAL



  CABLE MERGER



     On February 1, 1995, Times Mirror completed the Transactions related to the merger of its cable television operations with Cox. The Transactions are expected to have the following impact in 1995:



     - A gain of approximately $1.6 billion on the cable television transaction will be recorded in the first quarter of 1995;



     - On a pretax basis, net interest income in 1995 is expected to be $10-$15 million as compared to net interest expense of $67 million in 1994; and



     - Earnings per common share in 1995 will be negatively affected as a result of approximately $50 million of preferred dividends on the Series A Preferred Stock and Series B Preferred Stock. This amount represents 10 months of dividends on these securities.



  OUTLOOK FOR 1995



     Times Mirror believes that there are a variety of factors to consider relating to its outlook for 1995. Assuming continued economic growth, Times Mirror expects total revenues to grow faster in 1995 than in 1994, due to a continuing recovery in Times Mirror's newspaper markets and sales expansion in its international professional information businesses. However, much of this revenue growth will be offset by sharply higher newsprint prices and increased paper and postage costs overall.



     The first quarter of the fiscal year is generally Times Mirror's least profitable quarter. Times Mirror expects that, although it will report the approximately $1.6 billion gain on the cable transaction in the first quarter, continuing operations are expected to show a decline from 1994's low levels due to deeper seasonal losses in the expanded higher education companies, cost pressure in the newspaper group, and startup costs associated with new initiatives.



     In addition, Times Mirror has begun to develop new businesses and products at a more rapid pace. A significant portion of these efforts are expected to be reflected in operating results in 1995. These programs, and other initiatives designed to reduce ongoing operating, administrative and financing expenses, could reduce net income by as much as $40 million in 1995.



  NEWSPAPER PUBLISHING OUTLOOK



     Newspaper Publishing results are expected to be impacted by two critical factors: the timing and extent of economic recovery in Times Mirror's local newspaper markets, particularly Southern California, and the sharp increases in newsprint prices anticipated throughout the industry at least through 1995. In 1994, newsprint expense represented approximately 15 percent of total segment operating costs. The average newsprint price per ton is expected to rise more than 30 percent in 1995. Rising newsprint consumption due to advertising volume growth, coupled with significant price increases, could restrain profitability improvement in 1995. In addition, advertising revenue growth over the long term may be restrained by structural shifts in the retail marketplace, including retailer consolidations, changing consumer buying habits and growth in discount stores, which use little newspaper advertising. In addition, the 1995 startup losses related to electronic online services of the Los Angeles Times and Newsday/New York Newsday and electronic advertising and shopping joint ventures with Pacific Telesis and Nynex are expected to impact net income by approximately $7 million.



  PROFESSIONAL INFORMATION OUTLOOK



     The 1995 results are expected to reflect revenue strength in most of the businesses, tempered, however, by costs associated with investments in new product lines and business ventures throughout the segment. In addition, approximately $6 million in net income impact is expected in 1995 from developing new electronic business activities in health care and legal publishing.



  CONSUMER MEDIA OUTLOOK



     Times Mirror's magazines have historically represented the majority of the revenues of this segment. Operating results in 1994 for the magazines have improved due to strength in advertising, reflecting an industry-wide trend. Although magazine advertising revenues are expected to show continued improvement in 1995, anticipated increases in postage rates and paper prices may significantly impair profit growth. In addition, significant expenditures for product and market development are planned in 1995 in the new areas of consumer multimedia software and television programming, which could impact net income by as much as $18 million.



  COST REDUCTION AND RESTRUCTURING EFFORTS



     Over the past several years, Times Mirror has provided restructuring reserves in order to streamline the operational and administrative functions of its businesses. Times Mirror is continuing to pursue cost reduction and process re-engineering opportunities. An approximately $9 million impact on 1995 net income is expected from development and initial costs for a network to link product, marketing and administrative data bases across the Company. This network is designed to reduce ongoing operating, administrative and financing expenses. Other opportunities to reduce costs could lead to additional restructuring or other charges in 1995 and future periods.



POST-MERGER DIVIDEND POLICY



     Following the issuance of the Additional Chandler Shares, Times Mirror expects to have approximately $412 million in face amount of Series A Preferred Stock outstanding. This series of preferred stock will have a perpetual fixed-rate dividend which will be established within 90 days after the completion of the Merger. Upon the completion of the Exchange Offer for the Series B Preferred Stock, Times Mirror expects to have $350 million of Series B Preferred Stock outstanding. The Series B Preferred Stock will convert into Series A Common Stock in early 1998. The Series B Preferred Stock may, however, be called for redemption earlier under certain circumstances, with the redemption price payable in shares of Series A Common Stock. Earnings per common share will be negatively affected as a result of the dividends on the Series A Preferred Stock and Series B Preferred Stock. The dividends on these preferred shares are expected to be approximately $50 million in 1995, $60 million in 1996 and 1997, $43 million in 1998 and $37 million thereafter as long as the Series A Preferred Stock is outstanding. Beginning in June 1995 and continuing for a period of three years, New Times Mirror has agreed to pay an annual dividend on shares of Common Stock of no less than 24 cents per share, subject to the fiduciary duties of New Times Mirror's Board of Directors. Thereafter, the payment of dividends on Common Stock will depend on future earnings, capital requirements, financial condition and other factors.



POST-MERGER CASH, FINANCINGS AND CAPITAL RESOURCES



     As contemplated by the Merger Agreement, Times Mirror borrowed approximately $1.306 billion prior to the Merger. This debt, along with approximately $57.4 million of fixed rate debt which was not tendered or exchanged, was assumed by Cox in the Merger. About one-third of the proceeds from the $1.306 billion borrowing were used to retire the short-term borrowings issued to finance the debt tender offer and to redeem the $100 million 8 7/8% Notes which were called on February 1, 1995. Another $125 million of the proceeds has already been, or will be, used to retire commercial paper borrowings, which are being paid off as they mature. As of February 1, 1995, Times Mirror had total debt of approximately $283 million, including $34.7 million of commercial paper and $248.3 million of long-term debt. The commercial paper will be paid off by March 9, 1995. Cash of approximately $659 million as of February 1, 1995, primarily representing the cash remaining after the aforementioned debt payouts, is invested in short-term money markets with a weighted average interest rate of 5.8%.

     On February 1, 1995, Times Mirror's commercial paper program and shelf registration statements were terminated as a result of the Merger, since those arrangements were established by Old Times Mirror, which was merged with Cox. Effective February 9, 1995, Times Mirror terminated its $480 million of unsecured domestic revolving lines of credit. Replacement domestic lines of credit are expected to be available in the future if the need arises. Times Mirror retained its $150 million in foreign unsecured revolving lines of credit.



     Cash flow from continuing operations in 1995 is expected to contribute to the Company's financial resources. Cash flow in 1995 and future years is expected to benefit from lower interest expense, interest earned on cash invested, and significantly reduced dividend and capital expenditure requirements. As described above under the caption "General -- Outlook for 1995," Times Mirror expects to use some of its cash resources, including cash flow from continuing operations, for a number of purposes, including developing its existing businesses and investing in new information franchises such as cable programming, multimedia software and electronic advertising and shopping services. In addition, Times Mirror is investing in a company-wide digital network of product, marketing and administrative databases.



     At the time of the execution of the Merger Agreement to merge its cable operations with those of Cox, Times Mirror committed up to $200 million to a proposed joint venture with Cox. The joint venture is expected to develop and purchase substantial investment interests in theme-based cable television programming operations. The $200 million is expected to be contributed to the venture as capital calls are made.



CONSOLIDATED RESULTS OF OPERATIONS -- FULL YEAR 1994



     On February 2, 1995, Times Mirror publicly announced its operating results for the quarter and year ended December 31, 1994.



     Income from continuing operations in 1994 increased to $126.2 million, or 98 cents per share, compared with $51.7 million, or 40 cents per share, in 1993. The 1994 results included nonrecurring gains related to asset sales of $22.1 million, or $10.6 million (8 cents per share) after taxes. The 1993 results included restructuring charges of $80.2 million, or $47.7 million (37 cents per share) after taxes. Excluding these nonrecurring gains and restructuring charges in both years, 1994 income from continuing operations would have been $115.6 million, or 90 cents per share, compared with $99.4 million, or 77 cents per share, in 1993. Revenues rose 3.5 percent to $3.36 billion in 1994 compared with $3.24 billion in 1993.



     Net income in 1994 was $173.1 million, or $1.35 per share, compared with $317.2 million, or $2.46 per share, in the prior year. In addition to the gains referred to above, 1994 results included a $12.2 million extraordinary loss in the fourth quarter on the early retirement of debt. Net income in both years also included the results of discontinued operations; the discontinued cable operations were included in both years, while 1993 also included the discontinued broadcast television operations and a gain of $131.7 million on the sale of broadcast television. The merger of Times Mirror's cable television business into Cox was completed on February 1, 1995, and the resulting gain will be recorded in 1995.



     Fourth-quarter 1994 income from continuing operations declined to $46.9 million, or 36 cents per share, from $50.2 million, or 39 cents per share in 1993, excluding 1993 restructuring charges of $76.4 million, or $45.8 million (35 cents per share) after taxes. The fourth-quarter effective tax rate was 47 percent in 1994 and 41 percent in 1993, excluding the prior year restructuring charges. The lower rate in the fourth quarter of 1993 reflected an adjustment to the effective tax rate, which brought the full-year effective tax rate, excluding restructuring charges, to 48 percent in 1993 compared with 49 percent in 1994.



     Fourth-quarter 1994 revenues increased 6.7 percent to $957.4 million compared with $897.1 million in the prior year. Net income in the fourth quarter was $52.7 million, or 41 cents per share, compared with $161.8 million, or $1.26 per share, in 1993, including discontinued operations in both years and the gain on the sale of broadcast television in 1993.



     The consolidated financial statements of Times Mirror for the year ended December 31, 1994 are expected to be completed by the end of February 1995 and will be included in the 1994 annual report to stockholders.

  BUSINESS SEGMENT INFORMATION



     NEWSPAPER PUBLISHING



     Operating profit for 1994 rose 38.7 percent to $194.8 million compared with $140.4 million in 1993, excluding restructuring charges of $33.1 million in 1993. Full-year revenues increased 4.2 percent, topping the $2 billion mark for the first time in four years.



     Advertising revenues rose 5.1 percent in 1994 to $1.56 billion, with the Los Angeles Times up 4.9 percent and Times Mirror's eastern newspapers up 5.2 percent.



     In the 1994 fourth quarter, operating profit increased 24.4 percent to $72.8 million, compared to $58.4 million in the prior year's fourth quarter, excluding 1993 restructuring charges of $29.3 million. Revenues increased 5.8 percent to $581.3 million.



     PROFESSIONAL INFORMATION



     In Professional Information, 1994 operating profit declined 13.1 percent to $173.9 million compared with $200.2 million in the prior year, excluding 1993 restructuring charges of $25.3 million, largely due to revenue declines at Matthew Bender. Revenues for the year reached $1.01 billion compared with $992.2 million in 1993; excluding Bender, revenues for the rest of the segment rose 8.7 percent compared with 1993.



     The group's fourth quarter operating profit of $60.2 million was slightly lower than the $61.3 million reported in the prior year, excluding the 1993 restructuring charges, due primarily to lower profits in the training companies and increased acquisition-related amortization. Fourth-quarter revenues rose 7.5 percent to $296.0 million compared with $275.4 million in the prior year, reflecting continued strong sales increases in higher education and international publishing.



     CONSUMER MEDIA



     Consumer Media, which consists of Times Mirror's magazine and art book publishing companies as well as new consumer multimedia software and television programming businesses, reported an operating loss for the year of $4.9 million compared with a $3.8 million loss in 1993, as improvements in magazines and art book publishing were more than offset by new business startup losses in consumer multimedia and television programming of $5.7 million and $2.5 million, respectively. Revenues for the year increased 6.9 percent to $289.9 million from $271.2 million in the prior year.



     In the fourth quarter the group reported an operating loss of $3.6 million compared with operating profit of $1.5 million in 1993, due to the new business startup costs. The 1994 fourth quarter revenues reached $80.3 million, an increase of 11.0 percent from 1993, reflecting improved sales at the magazines and art book publishing companies.



     DISCONTINUED OPERATIONS



     Income from discontinued operations for the full year was $59.1 million, or 46 cents per share, compared to $133.8 million, or $1.04 per share, in 1993. Income from discontinued operations for the fourth quarter of 1994 was $18.1 million, or 14 cents per share, compared with $25.7 million, or 20 cents per share, in the prior year period.

CONSOLIDATED RESULTS OF OPERATIONS -- PRIOR YEARS AND 1994 INTERIM


     The following table summarizes Times Mirror's financial results (in millions, except per share amounts and tax rates):

                                                                               THREE QUARTERS ENDED
                                                                          ------------------------------
                                                                          SEPTEMBER 26,    SEPTEMBER 25,
                                        1991        1992        1993          1993             1994
                                      --------    --------    --------    -------------    -------------
Revenues............................  $3,117.2    $3,155.4    $3,243.7      $ 2,346.7        $ 2,400.1
Restructuring charges...............      42.3       202.7        80.2
Operating profit....................     208.7        63.8       189.0          163.8            186.8
Interest expense....................      76.7        74.3        84.1           64.8             51.8
Nonrecurring gains (charges)........     (85.6)                                                   22.0
Income (loss) from continuing
  operations........................      14.3       (18.4)       51.7           47.3             79.4
Income from discontinued operations,
  net of tax........................      67.6        75.1       133.8          108.0             41.0
Gain on sale of discontinued
  operations, net of tax............                             131.7
Income before changes in accounting
  principles, net of tax............                  56.8
Cumulative effect of changes in
  accounting principles, net of
  tax...............................                (123.4)
Net income (loss)...................      82.0       (66.6)      317.2          155.4            120.4
Earnings (loss) per share from
  continuing operations.............      $.11       $(.14)       $.40           $.37             $.61
Effective tax rate..................      52.3%        N/A        52.9%          53.3%            49.8%


  RESTRUCTURING CHARGES



     Efforts to streamline and restructure the operational and administrative functions in Times Mirror's businesses were undertaken in 1991, 1992 and 1993 in newspaper publishing, in 1992 at Matthew Bender, Times Mirror's legal information publisher, and in 1993 at other professional publishing companies and in corporate administration. The restructuring charges over this three-year period have totaled $325.2 million, or $196.5 million after taxes, principally for severance and payroll-related costs for staff reductions and for expected losses on leased facilities. Approximately 20 percent of the restructuring charges consisted of non-cash items, primarily for enhanced pension or postretirement benefits with a smaller portion for asset write-offs. The restructuring efforts have helped to improve operating results in newspaper publishing and are expected to improve results at the professional publishing companies over the longer-term. Times Mirror is continuing to pursue cost reduction and process re-engineering opportunities. This work could lead to additional restructuring or other charges in future periods.



  DISCONTINUED OPERATIONS



     Times Mirror's cable television business was acquired by Cox on February 1, 1995. Earnings from the Cable Television segment are therefore reported as Income from Discontinued Operations.



     Times Mirror sold its four broadcast television stations to Argyle Television Holdings, Inc. These television stations formed Times Mirror's entire business segment for Broadcast Television. This divestiture was completed near year-end 1993. Earnings from this divested segment as well as the gain on the sale are reported as Income from Discontinued Operations for 1993 and prior years.

     Operating results of these discontinued operations were as follows (in millions):



                                                                          THREE QUARTERS ENDED
                                      YEAR ENDED DECEMBER 31,        -------------------------------
                                    ----------------------------     SEPTEMBER 26,     SEPTEMBER 25,
                                     1991       1992       1993          1993              1994
                                    ------     ------     ------     -------------     -------------
    Revenues......................  $496.9     $546.5     $565.2         $422.1            $368.9
                                    ======     ======     ======         ======            ======
    Income before income taxes....   110.6      126.7      227.3          188.5              75.6
    Income taxes..................    43.0       51.5       93.5           80.4              34.6
                                    ------     ------     ------        -------            ------
    Net income....................  $ 67.6     $ 75.2     $133.8         $108.1            $ 41.0
                                    ======     ======     ======         ======            ======



     Gains on asset sales by the cable television business, aggregating $86.8 million in 1993, $8.7 million in 1992 and $14.1 million in 1991, are included in discontinued operations.



  NONRECURRING GAINS (CHARGES)



     In 1991, Times Mirror sold Broadcasting Publications, Inc., a trade magazine publisher, for a loss of $20.6 million and recorded a $65.0 million write-down of the note and other assets outstanding from the 1987 sale of the Denver Post.



     In the third quarter of 1994, Times Mirror recognized a gain of $11.9 million on the divestiture of a small elementary-high school book publishing operation. In the second quarter of 1994, a gain of $10.2 million was recognized on the disposition of preferred stock and warrants to purchase common stock obtained as part of the 1992 settlement of a note receivable related to the 1987 sale of the Denver Post.



  ACQUISITIONS IN PROFESSIONAL INFORMATION



     Strategic acquisitions of professional publishing companies, including the 1993 acquisition of three small medical publishers and a small specialty education publisher, and the fourth quarter 1992 acquisition of Wm. C. Brown Communications, Inc. contributed to the continued growth of professional publishing. The Brown acquisition substantially increased Times Mirror's base of higher education publishing operations that also includes the business and economics publishing of Richard D. Irwin and the health science and technical textbooks of Mosby-Year Book.


  FIRST THREE QUARTERS 1994 COMPARED WITH FIRST THREE QUARTERS 1993


     Times Mirror's revenues increased 2.3 percent for the first three quarters of 1994 and operating profit was up 14.0 percent. Growth in newspaper and magazine advertising revenues, combined with a strong third-quarter performance in college and health science publishing, more than offset year-to-date revenue and operating profit declines in legal publishing. The decline in legal publishing was largely anticipated and was the result of a lower number of subscriptions, year-over-year timing differences in product release schedules and changes in its marketing and pricing strategies introduced in mid-1993. These strategies aim to stabilize the number of subscriptions over the near term and to provide a basis for unit volume growth over the long term.


     For the first three quarters, income from continuing operations rose 67.8 percent, primarily on the strength of third-quarter results. In addition, year-to-date interest expense declined in 1994, as the debt level was reduced using proceeds received earlier in the year from the sale of the broadcast television stations. Net income was down for the first three quarters due to the absence of results from the discontinued broadcast television operations and the 1993 gains on asset sales at cable television.

     NEWSPAPER PUBLISHING

     Newspaper Publishing segment revenues and operating profit were as follows (in millions):

                                                                THREE QUARTERS ENDED
                                                           -------------------------------
                                                           SEPTEMBER 26,     SEPTEMBER 25,
                                                               1993              1994
                                                           -------------     -------------
        Revenues
          Advertising....................................    $1,064.1         $1,119.5
          Circulation....................................       336.5            333.1
          Other..........................................        30.7             29.0
                                                             --------         --------
                                                             $1,431.3         $1,481.6
                                                             ========         ========
        Operating Profit.................................    $   78.2         $  122.0
                                                             ========         ========

     Newspaper Publishing's advertising revenues rose 5.2 percent for the first three quarters of 1994. Circulation revenues declined slightly due to the planned reduction of circulation outside the newspapers' primary market areas. Advertising volume and revenues increased at the segment's largest newspaper, the Los Angeles Times, with continued gains in classified advertising volume, particularly in the help-wanted category, as well as increases in retail advertising volume.

     Year-to-date operating profit rose significantly in 1994, benefiting somewhat from a small severance-related charge at the Los Angeles Times in the third quarter of 1993. This profitability improvement reflects the advertising revenue growth as well as ongoing cost containment efforts over the past three years. Newsprint expense for the first three quarters was slightly lower than 1993, as the impact of lower average per-ton cost in the first half of 1994 more than offset a slight increase in consumption.

     PROFESSIONAL INFORMATION

     Professional Information segment revenues and operating profit were as follows (in millions):

                                                                THREE QUARTERS ENDED
                                                           -------------------------------
                                                           SEPTEMBER 26,     SEPTEMBER 25,
                                                               1993              1994
                                                           -------------     -------------
        Revenues.........................................     $716.9           $709.3
                                                              ======           ======
        Operating Profit.................................     $138.9           $113.8
                                                              ======           ======

     Professional Information revenues in the third quarter of 1994 rose to a record high for a single quarter. However, revenue declines in the first half at Matthew Bender, due principally to the impact of changes in its pricing and marketing strategies, resulted in a slight year-to-date decline for the segment as compared to 1993.

     Operating profit for the third quarter also reached a record high, up 19.8 percent over 1993 on the strength of the revenue gains. Results for the year-to-date period, however, remained below 1993 levels, down 18.1 percent, due largely to depressed results at Matthew Bender in the first half of 1994.


     CONSUMER MEDIA



     Consumer Media segment revenues and operating losses were as follows (in millions):


                                                                THREE QUARTERS ENDED
                                                           -------------------------------
                                                           SEPTEMBER 26,     SEPTEMBER 25,
                                                               1993              1994
                                                           -------------     -------------
        Revenues.........................................     $198.9           $209.6
                                                              ======           ======
        Operating Loss...................................     $ (5.3)          $ (1.3)
                                                              ======           ======


     Consumer Media segment revenues rose 5.4 percent in the first three quarters of 1994, as consumer magazines showed improved advertising revenues. The segment's year-to-date advertising revenues rose 5.8 percent. The segment reduced its year-to-date operating loss over the prior year, as improvements at the magazines were only partially offset by costs related to Times Mirror's new multimedia and programming businesses.

  1993 COMPARED WITH 1992


     Times Mirror's revenues and operating profit improved in 1993, but continued to be impacted by recessionary conditions in key markets, as well as by cost restructuring activities. Times Mirror's continuing operations consist primarily of newspaper, book and magazine publishing, the publishing of aeronautical charts and flight information and skills training and consulting support for management development.



     The economic weakness of Southern California, Times Mirror's largest newspaper market, and the restructuring of Matthew Bender, Times Mirror's largest professional information company, limited the growth of Times Mirror's two business segments.


     Year-to-year comparisons of income from continuing operations were significantly affected by the following (in millions):

                                                                           1992       1993
                                                                          -------    ------
    Restructuring charges:
      Los Angeles Times................................................   $  87.7    $ 28.5
      Other Newspaper Publishing.......................................      19.0       4.6
      Matthew Bender...................................................      96.0
      Other Professional Publishing....................................                25.3
      Corporate........................................................                21.8
                                                                          -------    ------
                                                                          $ 202.7    $ 80.2
                                                                           ======     =====

     Revenues grew 2.8 percent between years, with acquisitions in late 1992 and in 1993 contributing to the overall growth. Operating profit nearly tripled in 1993, reflecting significantly lower restructuring charges between years.

     Financial results for 1993 were reduced by restructuring charges of $80.2 million, primarily for voluntary separation programs in the Newspaper Publishing group, costs related to streamlining operations in the Professional Information group, and costs associated with the planned consolidation of certain administrative functions across all Times Mirror companies. Financial results for 1992 were reduced by restructuring charges of $202.7 million for voluntary early retirement and separation programs at the Los Angeles Times and Newsday, costs for the shutdown of a regional edition of the Los Angeles Times, and costs related to a restructuring program at Matthew Bender.

     Times Mirror reported income from continuing operations in 1993 versus a loss from continuing operations in 1992. The 1992 loss from continuing operations was the result of $202.7 million in restructuring charges.

     Cost containment across all business activities is an integral part of the restructuring effort. Managed health care programs were established in 1993 for current employees and substantial changes were made to the postretirement medical and life insurance benefit programs. These actions lowered employee health care costs in 1993 and significantly reduced Times Mirror's postretirement benefit costs for 1993 and future years. Higher pension expense in 1993, due to a decline in interest rates, offset the favorable impact of these actions. Notes A and K to the consolidated financial statements describe Times Mirror's pension and postretirement benefit plans.


     Discontinued operations consist of the operating results of Cable Television segment, which was acquired by Cox on February 1, 1995, and the Broadcast Television segment, which was sold near year-end 1993 for an after-tax gain of $131.7 million.


     Net income in 1993 rose on the higher income from continuing operations as well as the gain on the sale of the discontinued operations. The 1992 net loss arose primarily as a result of the cumulative adjustment from the adoption of the new accounting standard for postretirement benefits.

     Interest expense in 1993 increased to $84.1 million, from $74.3 million last year. Average daily debt levels in 1993 were approximately $100 million higher than 1992. Lower interest rates between years partly offset this increase in debt. Also contributing to the rise in interest expense during 1993 was a $3.6 million decline in capitalized interest and interest related to subleases.

     The 1993 effective tax rate reflects the new federal income tax rates enacted in the third quarter of 1993. The high effective tax rates in 1992 and 1991 were primarily the result of state taxes and permanent state and federal tax differences related to the non-deductible amortization of goodwill and other intangibles, which cause a higher effective tax rate when operating income declines.

  1992 COMPARED WITH 1991

     Consolidated 1992 revenues were $3.16 billion compared with $3.12 billion in 1991. A loss from continuing operations of $18.4 million was reported in 1992, compared with $14.3 million of income from continuing operations in 1991. The 1992 results include restructuring charges of $202.7 million, while 1991 results were adversely impacted by $42.3 million for restructuring charges, as well as nonrecurring charges totaling $85.6 million for a writedown of The Denver Post note and other assets and a loss on asset sales. For 1992, a net loss of $66.6 million, or 52 cents per share, compared with 1991 net income of $82.0 million or 64 cents per share. The 1992 net loss primarily arose from the $123.4 million net cumulative charge (96 cents per share) resulting from the January 1, 1992 adoption of new accounting standards for postretirement benefits and income taxes.

     Excluding restructuring charges in both 1992 and 1991, operating profit of $266.5 million in 1992 was up $15.5 million from the prior year due to the acquisition of Wm. C. Brown Communications, Inc. and strong revenue gains in college publishing and flight information.

     Interest expense of $74.3 million in 1992 was lower than the $76.7 million recorded in 1991, due to lower average debt levels and interest rates, although these favorable factors were largely offset by a $9.6 million decrease in interest capitalized for major construction activities between years.

  ANALYSIS BY SEGMENT

     NEWSPAPER PUBLISHING

     Newspaper Publishing revenues and operating profit were as follows (in millions):

                                                         1991         1992         1993
                                                       --------     --------     --------
        Revenues
          Advertising................................  $1,516.7     $1,469.2     $1,465.1
          Circulation................................     418.1        428.4        453.0
          Other......................................      39.6         45.6         62.6
                                                       --------     --------     --------
                                                       $1,974.4     $1,943.2     $1,980.7
                                                        =======      =======      =======
        Operating Profit.............................  $   93.1     $   19.1     $  107.3
                                                        =======      =======      =======

     Recessionary conditions in Southern California continued to depress advertising volume and revenue growth at the Los Angeles Times, offsetting the impact of an improvement in the major markets of Times Mirror's eastern newspapers.

     Revenues for the group rose 1.9 percent in 1993 due primarily to an increase in circulation revenues related to a change to dealer distribution systems at Newsday and the Hartford Courant in 1992. Advertising revenues of $1.47 billion in 1993 were essentially level with the prior year, as a third consecutive year of declines at the Los Angeles Times offset growth at the eastern newspapers. In 1993, advertising revenues at the Los Angeles Times declined 3.3 percent to $775.7 million, compared with $802.1 million in 1992 and $835.2 million in 1991. Times Mirror's eastern newspapers, led by a strong performance at Newsday, reported advertising revenues of $689.4 million for 1993, compared to $667.1 million in 1992 and $681.5 million in 1991.

     Circulation revenues rose 5.7 percent in 1993, primarily reflecting the previously-mentioned dealer distribution systems change and modest circulation price increases in some markets. Excluding the impact of the dealer distribution change, circulation revenues would have declined 2.0 percent in 1993 as a result of expected circulation volume declines with the elimination of the Los Angeles Times' San Diego Edition in late 1992, the reduction of duplicate morning and evening circulation at The Baltimore Sun newspapers, and lower single copy sales.

     Other newspaper group revenues rose 37.3 percent from the prior year, aided by growth in alternative delivery services.

     Newspaper Publishing operating profit for 1993 was reduced by $33.1 million primarily for voluntary separation programs at the Los Angeles Times, Newsday and The Baltimore Sun, while 1992 operating profit was reduced by $106.7 million for voluntary separation programs at the Los Angeles Times and Newsday, as well as the costs of closing the San Diego Edition of the Los Angeles Times. Excluding restructuring charges in both years, operating profit in 1993 would have increased 11.6 percent to $140.4 million, from $125.8 million in 1992. Operating costs rose slightly in 1993, due to the change in dealer distribution systems. Excluding the change and restructuring charges, operating costs would have declined on a year-over-year basis. Newsprint expense was virtually flat, as lower consumption offset a one percent average price increase. The operating profit margin for the group, excluding restructuring charges, would have been
7.1 percent in 1993 and 6.5 percent in 1992.

     The Newspaper Publishing group's 1992 revenues were 1.6 percent below 1991, while operating profit was off 79.5 percent from 1991. The 1992 results include the impact of restructuring charges of $106.7 million but also reflect declines in advertising volume. The 1991 operating profit was reduced by a $39.7 million restructuring charge for voluntary early retirement and separation programs at the Los Angeles Times and The Baltimore Sun. Excluding restructuring charges in both years, operating profit would have declined 5.3 percent to $125.8 million in 1992 from $132.8 million in 1991, as higher postretirement benefit expense was only partly offset by lower newsprint expense between years.


     PROFESSIONAL INFORMATION


     Professional Information revenues and operating profit were as follows (in millions):

                                                            1991       1992       1993
                                                           ------     ------     ------
        Revenues.........................................  $851.6     $935.4     $992.2
                                                           ======     ======     ======
        Operating Profit.................................  $193.2     $114.3     $174.9
                                                           ======     ======     ======

     Professional Information revenues increased 6.1 percent in 1993. Revenue gains from the 1993 acquisition of three small health science publishing companies and the fourth quarter 1992 acquisition of Wm. C. Brown Communications, Inc., a major college publisher, more than offset an approximately 15 percent decline in revenue at Matthew Bender, the company's legal information publisher. Group revenues also benefited from the continued growth of the Red Cross product line for Mosby-Year Book and market share gains within college publishing.

     The revenue decline at Matthew Bender is the result of the major restructuring program initiated in 1992 to enhance future operations by transforming product lines, re-engineering work processes, reducing staff by more than 40 percent and sharply reducing facilities and related expenses. By marketing combined practice sets in core areas, instituting service fee annual subscription pricing and holding 1993 prices level with 1992 prices, Bender was able to reduce subscriber attrition rates in key product lines. The continuation of the price freeze in key areas and further marketing initiatives are expected to further reduce Matthew Bender's revenues and operating profit in 1994. The restructuring plan aims for a resumption of revenue and profit growth in 1995.

     Operating profit for the group included restructuring charges in both years, with a $25.3 million charge in 1993 for programs to streamline and consolidate certain administrative functions within the training, college, health science and technical publishing operations, and a $96 million charge in 1992 for the restructuring of Matthew Bender. Excluding these charges, the group's operating profit would have been $200.2 million in 1993, down 4.8 percent from $210.3 million in 1992. The operating profit margin for the group, excluding the restructuring charges in both years, would have been 20.2 percent in 1993 and 22.5 percent in 1992.

     In 1992, group revenues rose 9.8 percent on the strength of the legal and flight information publishing companies. In 1992, operating profit declined to $114.3 million from the $193.2 million reported in 1991. Excluding the impact of the restructuring charge in 1992, group operating profit would have risen 8.9 percent to $210.3 million, reflecting strong revenue growth in flight information, health sciences and technical publishing.

     CONSUMER MEDIA



     Consumer Media revenues and operating losses were as follows (in millions):


                                                            1991       1992       1993
                                                           ------     ------     ------
        Revenues.........................................  $292.2     $277.8     $271.2
                                                           ======     ======     ======
        Operating Loss...................................  $ (7.8)    $ (3.5)    $ (3.8)
                                                           ======     ======     ======

     Revenue declines in 1993 were primarily attributable to consumer book publishing, reflecting a drop in institutional sales. Consumer magazine revenues also declined slightly as magazine advertising revenues remained weak nationally. A revenue-driven decline in operating profit at consumer book publishing was largely offset by improvements at consumer magazines stemming from cost containment efforts.

     Advertising revenues for the group improved slightly in 1992 as compared to the prior year as the result of better pricing and special publications during the Democratic and Republican conventions. Despite these gains, total revenues for the group fell 4.9 percent due in part to the absence of revenues from Broadcast Publications, Inc. which was sold in May 1991. In addition, an accounting reclassification which netted outside agents commissions against the related revenues reduced 1992 revenues by approximately $16.2 million. Lower amortization of intangibles and the absence of operating losses generated by Broadcast Publications, Inc. benefitted 1992 results.


LIQUIDITY



     During 1993, Times Mirror generated $302.5 million in net cash from continuing operations, compared with $304.0 million in 1992. Cash outlays in 1993 for restructuring activities were only partly offset by cash receipts from newly-instituted annual service fees for certain legal information products. During the first three quarters of 1994, Times Mirror generated $234.6 million in net cash from continuing operations, compared with $212.0 million for the same period in 1993. The increase primarily resulted from decreased cash outlays for restructuring activities and interest offset by increased tax payments in 1994 as compared to 1993.


     Net cash used in investing activities of continuing operations during 1993 totaled $195.3 million, as compared to $282.0 million used in 1992. Cash used in acquisitions decreased $100.8 million in 1993. Net cash provided by investing activities from continuing operations in the first three quarters of 1994 totaled $164.1 million compared to a use of $98.8 million, due mainly to cash receipts of $334.8 million relating primarily to the sale of the broadcast television properties, partially offset by a slight increase in capital expenditures over the prior year. Total year spending on capital projects is expected to be moderately higher in 1994 than 1993.

     Net cash used in financing activities rose to $218.6 million in 1993 from $9.7 million in the prior year, reflecting a net repayment of debt during 1993. Times Mirror paid dividends to shareholders of $138.9 million and $138.8 million in 1993 and 1992, respectively. During the first three quarters of 1994, cash used in financing activities increased by $146.6 million over the comparable prior period, which primarily reflected the repayment in early 1994 of $254.7 million of commercial paper using cash obtained from the sale of the broadcast television properties. Dividends to shareholders of $104.2 million were paid during the first three quarters of both years.


     For further discussion, see "Post-Merger Dividend Policy" and "Post-Merger Cash, Financings and Capital Resources" above.

                       UNAUDITED PRO FORMA FINANCIAL DATA


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


     The unaudited pro forma condensed consolidated balance sheet of Times Mirror has been derived from the historical consolidated balance sheet of Times Mirror adjusted for certain costs and expenses to be incurred as a result of the consummation of the Transactions. The pro forma condensed consolidated balance sheet has been prepared assuming the Transactions occurred on September 25, 1994.



     The pro forma condensed consolidated balance sheet should be read in conjunction with the historical consolidated financial statements and the notes thereto for the year ended December 31, 1993 included elsewhere in this Prospectus. The pro forma condensed consolidated balance sheet is not necessarily indicative of the financial position of Times Mirror that would have actually been obtained had the Transactions been consummated on September 25, 1994.

                                     ASSETS


                                                                   PRO FORMA ADJUSTMENTS
                                                                 --------------------------
                                                  HISTORICAL       DEBIT           CREDIT           PRO FORMA
                                                 ------------    ----------      ----------        ------------
                                                                   (IN THOUSANDS OF DOLLARS)
Current Assets
  Cash and cash equivalents...................    $   92,242     $1,306,000(a)   $   52,000(b)
                                                                                     12,232(c)
                                                                                    548,574(a)      $  785,436
  Accounts receivable, less allowance for
    doubtful accounts of $77,305..............       524,549                                           524,549
  Inventories.................................       148,472                                           148,472
  Net assets of discontinued Cable
    operations................................       626,091                        626,091(d)
  Prepaid and other...........................       148,926                                           148,926
                                                  ----------                                        ----------
       Total Current Assets...................     1,540,280                                         1,607,383
Property, plant and equipment, at cost less
  accumulated depreciation of $813,857........     1,294,005                                         1,294,005
Goodwill......................................       711,947                                           711,947
Other intangibles.............................       122,652                                           122,652
Deferred charges and other assets.............       543,956                                           543,956
                                                  ----------                                        ----------
                                                  $4,212,840                                        $4,279,943
                                                  ==========                                        ==========
                                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable............................    $  359,680     $                                  $  359,680
  Accrued liabilities.........................        45,768                                            45,768
  Short-term debt.............................       128,044        103,574(a)                          24,470
  Other current liabilities...................       357,134          1,000(d)                         356,134
                                                  ----------                                        ----------
       Total Current Liabilities..............       890,626                                           786,052
Long-term debt................................       749,044      1,363,000(d)   $1,306,000(a)
                                                                    445,000(a)                         247,044
Other liabilities and deferrals...............       654,177                                           654,177
                                                  ----------                                        ----------
       Total Liabilities......................     2,293,847                                         1,687,273
Cox Class A common stock......................                      932,000(d)      932,000(e)
Shareholders' Equity
  Series A common stock.......................        98,700          1,345(f)
                                                                     16,563(g)                          80,792
  Series B common stock.......................
  Series C common stock, convertible..........        31,259                                            31,259
  Series A preferred stock....................                                      412,000(h)         412,000
  Series B preferred stock....................                                      350,000(g)         350,000
  Additional paid-in capital..................       167,331                                           167,331
  Retained earnings...........................     1,707,446         52,000(b)    1,669,909(d)
                                                                     12,232(c)
                                                                    932,000(e)
                                                                     60,198(f)
                                                                    333,437(g)
                                                                    412,000(h)                       1,575,488
                                                  ----------                                        ----------
                                                   2,004,736                                         2,616,870
                                                  ----------                                        ----------
  Less treasury stock, at cost................        61,543                         61,543(f)               0
  Less guaranteed debt of ESOP................        24,200                                            24,200
                                                  ----------                                        ----------
       Total Shareholders' Equity.............     1,918,993                                         2,592,670
                                                  ----------                                        ----------
                                                  $4,212,840                                        $4,279,943
                                                  ==========                                        ==========

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME


     The unaudited pro forma condensed consolidated statements of income of Times Mirror have been derived from the historical consolidated statements of income of Times Mirror adjusted for interest expense expected to be reduced as a result of the Transactions. The pro forma condensed consolidated statements of income have been prepared assuming that the transaction occurred on January 1, 1993.



     The pro forma condensed consolidated statements of income should be read in conjunction with the historical consolidated financial statements and the notes thereto for the year ended December 31, 1993 included elsewhere in this Prospectus. The pro forma condensed consolidated statements of income are not necessarily indicative of the financial results of Times Mirror that would have actually been obtained had the Transactions been consummated on January 1, 1993.


                                                             YEAR ENDED DECEMBER 31, 1993
                                                     ---------------------------------------------
                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                  -----------------
                                                     HISTORICAL   DEBIT      CREDIT     PRO FORMA
                                                     ----------   ------     ------     ----------
                                                       (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
                                                                       AMOUNTS)
Revenues...........................................  $3,243,749                         $3,243,749
Cost of sales......................................   1,759,052                          1,759,052
Selling, general and administrative................   1,215,491                          1,215,491
Restructuring charges..............................      80,164                             80,164
                                                     ----------                         ----------
Operating profit...................................     189,042                            189,042
Interest expense...................................     (84,054)             50,033(i)     (34,021)
Other, net.........................................       4,797                              4,797
                                                     ----------                         ----------
Income from continuing operations
  before income taxes..............................     109,785                            159,818
Income taxes.......................................      58,116   20,514(i)                 78,630
                                                     ----------                         ----------
Income from continuing operations..................  $   51,669                         $   81,188
                                                      =========                          =========
Earnings per common share from continuing
  operations.......................................       $ .40                              $ .19
                                                          =====                              =====

                                                         NINE MONTHS ENDED SEPTEMBER 25, 1994
                                                     ---------------------------------------------
                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                  -----------------
                                                     HISTORICAL   DEBIT      CREDIT     PRO FORMA
                                                     ----------   ------     ------     ----------
                                                       (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
                                                                       AMOUNTS)
Revenues...........................................  $2,400,068                         $2,400,068
Cost of sales......................................   1,291,433                          1,291,433
Selling, general and administrative................     921,880                            921,880
                                                     ----------                         ----------
Operating profit...................................     186,755                            186,755
Interest expense...................................     (51,757)             33,964(i)     (17,793)
Nonrecurring gain..................................      22,099                             22,099
Other, net.........................................       2,062                              2,062
                                                     ----------                         ----------
Income from continuing operations
  before income taxes..............................     159,159                            193,123
Income taxes.......................................      79,774   13,925(i)                 93,699
                                                     ----------                         ----------
Income from continuing operations..................  $   79,385                         $   99,424
                                                      =========                          =========
Earnings per common share from continuing
  operations.......................................       $ .61                              $ .49
                                                          =====                              =====

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME


(a) To record $1.306 billion of new indebtedness incurred by Times Mirror immediately prior to the Merger. Cash proceeds from this debt were or will be used to purchase or redeem $100 million of fixed rate public notes, all outstanding commercial paper and short-term borrowings related to the debt tender offer. There was $103,574,000 of commercial paper outstanding at September 25, 1994, however, additional short-term borrowings were incurred in mid-December 1994 to fund the debt tender offer. The debt tender offer ended on December 8, 1994 and resulted in the tender of approximately $345 million of debt. These interim borrowings were paid off at or prior to the completion of the Transactions.



(b) Expenses incurred in connection with the Transactions are estimated at approximately $52 million, consisting of legal, accounting, investment banking fees, shareholder litigation costs and costs and expenses incurred for the registration of the capital stock of New Times Mirror. These costs have been reflected in the pro forma balance sheet as a reduction of retained earnings, as these costs relate to the disposition of Times Mirror's cable television business ("Times Mirror Cable") and the redemption of stockholder interests.



(c) Times Mirror paid a premium to retire the approximately $345 million of fixed rate public notes, as described in note (a) above. The premium and related costs of approximately $12.2 million were recorded as an extraordinary loss in the fourth quarter of 1994, reducing net income. This extraordinary loss is not reflected in the pro forma statements of income.



(d) To record the disposition of Times Mirror Cable. Proceeds of $2.296 billion are comprised of approximately $932 million of Cox Class A Common Stock, received by the Other Stockholders in the Merger, and the assumption of $1.364 billion in debt and accrued interest by Cox. The gain is expected to be approximately $1.6 billion. This gain is not reflected in the pro forma statements of income.



(e) To reflect the deemed distribution of approximately $932 million of the proceeds from the sale of Times Mirror Cable. These proceeds are in the form of Cox Class A Common Stock distributed by Cox directly to the Other Stockholders in the Merger.


(f)  To retire treasury stock outstanding as of the Merger date.


(g) To record the issuance of $350 million, or 16,563,343 shares, of Series B Preferred Stock assumed to be exchanged for Series A Common Stock. Stockholders electing to receive Series B Preferred Stock will receive it in exchange for a like number of shares of Common Stock. Each share of Series B Preferred Stock has a stated value of $21.131 per share. The Series B Preferred Stock is stated at liquidation value.


(h) To record the issuance of $412 million of Series A Preferred Stock to the Chandler Trusts. The Series A Preferred Stock is stated at liquidation value.

(i) To reduce interest expense assuming all commercial paper and $500 million of fixed rate public notes outstanding as of January 1, 1993 were retired using cash proceeds from the new indebtedness or were assumed by Cox pursuant to the Merger.


(j) The pro forma earnings per share calculation was determined on the aggregate number of shares of Series A and Series C Common Stock assumed outstanding at January 1, 1993, assuming that the issuance of the Series B Preferred Stock reduces the number of Series A shares by 16,563,343. The Series A and Series B Preferred Stock are not common stock equivalents for earnings per share purposes. The estimated preferred stock dividends of $59.8 million for 1993 and $44.9 million for the first three quarters of 1994 have been deducted from income from continuing operations for purposes of determining earnings per common share from continuing operations. The preferred stock dividends have been estimated using a 9% dividend rate for the Series A Preferred Stock and a 6.5% dividend rate for the Series B Preferred Stock. Subsequent to the Merger, dividends on Common Stock are expected to be reduced as described under "Dividend Policy."

                                DIVIDEND POLICY



     New Times Mirror has declared a dividend on the Common Stock of $.27 per share payable on March 10, 1995 to stockholders of record as of February 22, 1995. Following payment of this dividend, New Times Mirror expects to pay quarterly dividends on its Common Stock at a rate below the rate previously paid with respect to Old Times Mirror Common Stock. Management's review of factors being considered in recommending a new dividend level would suggest that it would be appropriate to reduce the dividend level by between 66 2/3% and 80% to an annual dividend of between $.22 and $.36 per share compared to the $1.08 previously paid on Old Times Mirror Common Stock. The dividend reduction is intended to bring the dividend policy more in line with the policy of other publicly traded companies with comparable businesses and to provide additional funds for investment in new business opportunities. As part of the settlement of the Stockholders' Litigation, the Board of Directors of the Company approved the Initial New Times Mirror Dividend Policy. The Initial New Times Mirror Dividend Policy provides that the annual dividend on Common Stock, beginning in June 1995 and continuing for a period of three years, will be no less than $.24 per share. The Initial New Times Mirror Dividend Policy is subject to the exercise by the New Times Mirror Board of Directors of its fiduciary obligations and the exercise of the Board's business judgment in connection with, among other things, the declaration of future dividends, as well as to any and all requirements of Delaware law or any other applicable law, and to any and all covenants, restrictions or limitations in connection with any financing. Following the expiration of the Initial New Times Mirror Dividend Policy, any policy of New Times Mirror regarding the payment of common dividends will depend on New Times Mirror's future earnings, capital requirements, financial condition and other factors.


     The Series A Preferred Stock, all of which will be held by the Chandler Trusts, will be entitled to quarterly dividends at a rate which will be established at its issuance, such that the Series A Preferred Stock would trade at par on the issuance date on a fully distributed basis. The holders of Series B Preferred Stock will be entitled to cumulative quarterly dividends at an annual rate equal to at least 6.5% of the stated value of the Series B Preferred Stock. See "Description of Preferred Stock."


     For a discussion of Times Mirror's dividend payment history, see "Price Range and Dividend Data."

                        EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers of New Times Mirror are identical to the executive officers of Old Times Mirror prior to the Transactions except that Mr. Larry W. Wangberg, who was Senior Vice President of Old Times Mirror and President and Chief Executive Officer of Times Mirror Cable Television, Inc., is not an executive officer of New Times Mirror. The executive officers of New Times Mirror are listed below. Executive officers are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Except as indicated below, all such officers were employed by Old Times Mirror for more than five years.


                                                   POSITIONS AND OFFICES                OFFICER
            NAME               AGE                 WITH NEW TIMES MIRROR                SINCE(1)
- -----------------------------  ---   -------------------------------------------------  --------
Robert F. Erburu.............  64    Chairman of the Board, President and Chief           1961
                                     Executive Officer
Curtis A. Hessler............  50    Executive Vice President                             1991(2)
Richard T. Schlosberg III....  50    Executive Vice President                             1990
Edward E. Johnson............  50    Senior Vice President                                1984
Donald F. Wright.............  60    Senior Vice President                                1988
Patrick A. Clifford..........  53    Group Vice President                                 1990
Ann E. Dilworth..............  47    Group Vice President, New Consumer Media             1992(3)
John H. Zenger...............  63    Group Vice President                                 1992(4)
James F. Guthrie.............  50    Vice President and Chief Financial Officer           1993(5)
James R. Simpson.............  54    Vice President, Human Resources                      1983
Thomas Unterman..............  50    Vice President and General Counsel                   1992(6)
Efrem Zimbalist III..........  47    Vice President, Strategic Development                1993(7)
Debra A. Gastler.............  41    Vice President, Taxes                                1994(8)
Michael N. Liebhold..........  50    Vice President, Technology                           1994(9)
Stephen C. Meier.............  44    Vice President, Administration and Community         1989
                                     Affairs
Thanos Triant................  48    Vice President, Information Systems                  1994(10)
Stuart K. Coppens............  46    Controller and Chief Accounting Officer              1994(11)
Alan L. Ross.................  50    Treasurer                                            1981
O. Jean Williams.............  46    Secretary and Associate General Counsel              1989

- ---------------

 (1) The date indicated relates to the date on which such person first became an officer of Old Times Mirror. All of the executive officers of New Times Mirror, other than Robert F. Erburu, Curtis A. Hessler, Thomas Unterman, James F. Guthrie and O. Jean Williams, were elected to the positions indicated effective January 30, 1995. Messrs. Erburu, Hessler, Unterman and Guthrie and Ms. Williams were elected to the positions indicated effective June 3, 1994.


 (2) Curtis A. Hessler was elected as an executive officer of Old Times Mirror effective February 15, 1991. Mr. Hessler was an executive of UNISYS Corporation from June 1984 to February 1991, serving as vice chairman at the time of his departure.


 (3) Ann E. Dilworth was elected as an executive officer of Old Times Mirror effective August 3, 1992. She was president of Addison-Wesley General and International Publishing Company from 1988 to 1991.


 (4) John H. Zenger was elected as an executive officer of Old Times Mirror effective March 26, 1992. Prior thereto, he had been chairman and chief executive officer of Zenger-Miller, Inc. since 1977.


 (5) James F. Guthrie was elected as an executive officer of Old Times Mirror effective March 4, 1993. Prior thereto, he had been senior vice president and chief financial officer of Times Mirror Cable Television, Inc. since 1982.


 (6) Thomas Unterman was elected as an executive officer of Old Times Mirror effective October 1, 1992. Prior thereto, he had been a partner at Morrison & Foerster since 1986.


 (7) Efrem Zimbalist III was elected as an executive officer of Old Times Mirror effective March 4, 1993. Mr. Zimbalist was chairman and chief executive officer of Correia Art Glass, Inc. from 1978 until he joined the Company in July 1992.


 (8) Debra A. Gastler was elected as an executive officer of Old Times Mirror effective January 3, 1994. Prior thereto, she had been Vice President, Tax of Pacific Enterprises since 1990 and director of taxes of Pacific Enterprises since 1987.

 (9) Michael Liebhold was elected as an executive officer of Old Times Mirror effective March 3, 1994. Prior thereto, he was lead research scientist and manager at Apple Computer, Inc. in the area of advanced media systems since 1984, and was senior scientist, Media Architecture Research, Advanced Technology Group at the time of his departure.



(10) Thanos Triant was elected as an executive officer of Old Times Mirror effective March 3, 1994. He was director, systems architecture, of Sun Microsystems since 1992 and director of management systems of Sun Microsystems since 1990. Prior thereto, he was senior vice president, Business Development and Technology of McGraw Hill Financial Services since 1989.



(11) Stuart K. Coppens was elected as an executive officer of Old Times Mirror effective May 3, 1994. Prior thereto, he had been Vice President, Finance at Richard D. Irwin since 1991. He was Director of Accounting at Times Mirror Cable Television, Inc. from 1983-1991. Both Richard D. Irwin and Times Mirror Cable Television, Inc. are wholly-owned subsidiaries of the Company.



DIRECTORS



     The Board of Directors of New Times Mirror is identical to the Board of Directors of Times Mirror prior to the Transactions except that the Board of Directors of New Times Mirror includes one additional member, Mr. C. Michael Armstrong. Like Old Times Mirror, New Times Mirror has three classes of directors, the terms of office of which will expire, respectively, at the annual meetings of stockholders in 1995, 1996 and 1997. Successors to any directors whose terms are expiring are elected to three-year terms and hold office until their successors are elected and qualified. Unless otherwise indicated: (i) the business address for each person listed below is Times Mirror Square, Los Angeles, California 90053 and (ii) each individual listed below is a citizen of the United States.


  CLASS III DIRECTORS

     Class III directors will serve until the 1995 Annual Meeting of New Times Mirror and until their respective successors are elected and qualified.

     OTIS CHANDLER, 67, is owner of the Vintage Museum of Transportation and Wildlife located in Oxnard, California. He has been a director of Times Mirror since 1962. He served as Chairman of the Executive Committee of the Board of Directors of Times Mirror from January 1, 1986 through December 31, 1991. Mr. Chandler also served as Chairman of the Board and Editor-in-Chief of Times Mirror from 1981 through 1985 and as Vice Chairman of the Board from 1968 through 1980. He was Publisher of the Los Angeles Times from 1960 through 1980. Mr. Chandler is a member of the Nominating Committee. He is a graduate of Stanford University. Mr. Chandler is also a trustee of the Chandler Trusts and a director of Chandis Securities Company.

     ROBERT F. ERBURU, 64, is Chairman of the Board, President and Chief Executive Officer of Times Mirror. A director of Times Mirror since 1968, Mr. Erburu served as President of Times Mirror from 1974 through 1986 and reassumed that position on January 1, 1994. He has been Chief Executive Officer of Times Mirror since 1981 and Chairman of the Board since 1986. He is a member of the Executive Committee and the Nominating Committee and is Chairman of the Retirement Plan Committee. Mr. Erburu graduated from the University of Southern California with a B.A. degree in Journalism and holds a J.D. degree from Harvard Law School. He is also a director of Tejon Ranch Company. Mr. Erburu is chairman of the Board of Trustees of The Huntington Library, Art Collections and Botanical Gardens and of the J. Paul Getty Trust, as well as a trustee of The Ahmanson Foundation, and several other charitable foundations. He is a director of the Council on Foreign Relations and the Tomas Rivera Center and is a Fellow of the American Academy of Arts and Sciences. In addition, he is a member of the Business Council, the Business Roundtable and the California Business Roundtable.

     CLAYTON W. FRYE, JR., 64, is the Senior Associate of Laurance S. Rockefeller. He has served in that capacity since 1973 and is responsible for overseeing and directing Mr. Rockefeller's business, real estate and investment interests, among other things. Mr. Frye has been a director of Times Mirror since 1988 and is Chairman of the Executive Personnel and Compensation Committee and a member of the Executive Committee, the Audit Committee and the Finance Committee. Mr. Frye is a graduate of Stanford University, where he received both an A.B. and an M.B.A. degree. He is also a director of Tejon Ranch Company and several privately-held companies.

     DAVID LAVENTHOL, 61, is Editor-at-Large of Times Mirror. He was President of Times Mirror from January 1, 1987 to December 31, 1993 and Publisher and Chief Executive Officer of the Los Angeles Times from August 31, 1989 to December 31, 1993. He has been a director since 1987 and is a member of the Retirement Plan Committee. He served as a Senior Vice President of Times Mirror in 1986 and as a Vice President from 1981 through 1985. Mr. Laventhol also served as Publisher and Chief Executive Officer of Newsday, Inc. from 1978 until 1986, having been an officer of that subsidiary of Times Mirror since 1971. He graduated from Yale University and holds a master of arts degree from the University of Minnesota. Mr. Laventhol is a director of the United Negro College Fund and is Chairman of the Board of Trustees of the Museum of Contemporary Art and Chairman of the Board of International Press Institute.

     HAROLD M. WILLIAMS, 66, is President and Chief Executive Officer of the J. Paul Getty Trust in Los Angeles, a charitable trust devoted to the arts and humanities. Among its activities, the Trust operates the Getty Museum, an internationally renowned collection of fine arts, in Malibu, California. Before assuming his present position in 1981, Mr. Williams served approximately four years as Chairman of the SEC in Washington, D.C. Mr. Williams has been a director since 1983 and is a member of the Executive Committee, the Audit Committee and the Finance Committee. He is a graduate of the University of California at Los Angeles and holds a J.D. degree from Harvard Law School. Mr. Williams is also a director of American Medical International, Inc. and Sun America, Inc.


  CLASS I DIRECTORS


     Class I directors will serve until the 1996 Annual Meeting of New Times Mirror and until their respective successors are elected and qualified.


     C. MICHAEL ARMSTRONG, 56, is Chairman of the Board and Chief Executive Officer of Hughes Aircraft Company, a subsidiary of General Motors Corporation. Prior to assuming his present position in 1992, Mr. Armstrong served as Chairman of the Board of IBM World Trade Corporation from 1989 to 1992. Mr. Armstrong has a Bachelor of Science degree from Miami University and is a graduate of the Dartmouth Institute. Mr. Armstrong is also a director of Travelers Corp. and a trustee of the California Institute of Technology and Johns Hopkins University.


     GWENDOLYN GARLAND BABCOCK, 59, has been a private investor for more than five years. She has been a director of Times Mirror since 1976 and is a member of the Finance Committee. Mrs. Babcock is a graduate of Bryn Mawr College. She is a member of the board of overseers of The Huntington Library, Art Gallery and Botanical Gardens. Mrs. Babcock is also a trustee of the Chandler Trusts and a director of Chandis Securities Company.

     DONALD R. BEALL, 56, is Chairman of the Board and Chief Executive Officer of Rockwell International Corporation. Prior to assuming his present position in February 1988, Mr. Beall served as President and Chief Operating Officer of Rockwell Corporation for ten years. He has been a director of Times Mirror since 1990 and is a member of the Executive Committee, the Executive Personnel and Compensation Committee and the Nominating Committee. Mr. Beall received a bachelor of science degree from San Jose State University and a master of business administration degree from the University of Pittsburgh. He is also a director of Rockwell International Corporation, Amoco Corporation and Procter & Gamble Co.

     JOAN A. PAYDEN, 63, is a founder, president and chief executive officer of Payden & Rygel, an investment management firm registered under the 1940 Investment Company Act which manages domestic and global fixed-income portfolios. She has held those positions since the formation of the firm in 1983. Prior thereto, Ms. Payden was the managing partner of the west coast operation of Scudder, Stevens & Clark. A director of Times Mirror since 1993, Ms. Payden is a member of the Audit Committee and the Finance Committee. Ms. Payden has a B.A. in Mathematics and Physics from Trinity College in Washington, D.C. and completed graduate study at Columbia University as well as the Advanced Management Program at Harvard Business School. She is a chartered financial analyst and is a member of the Executive Committee of the Los Angeles

Chamber of Commerce as well as a trustee of the Pacific Asia Museum and Loyola Marymount University. She is also a member of the Board of Visitors of the Anderson Graduate School of Management at UCLA.

     WARREN B. WILLIAMSON, 66, is Chairman and Chief Executive Officer of Chandis Securities Company and Chairman of the Board of Trustees of the Chandler Trusts. In 1989, Mr. Williamson retired from Crowell, Weedon and Co., a stock brokerage firm with which he had been associated since 1970. He has been a director of Times Mirror since 1977, and is Chairman of the Executive Committee, Chairman of the Finance Committee and a member of the Executive Personnel and Compensation Committee. Mr. Williamson is a graduate of Claremont Men's College. He is also a director of Chandis Securities Company and Hollywood Park, Inc. In addition, Mr. Williamson is Chairman of the Trustees of the Art Center College of Design.


  CLASS II DIRECTORS


     Class II directors will serve until the 1997 Annual Meeting of New Times Mirror and until their respective successors are elected and qualified.

     JOHN E. BRYSON, 51, is Chairman of the Board and Chief Executive Officer of SCEcorp and its principal subsidiary, Southern California Edison Company. He was elected to his current positions in October 1990 after serving five years as Executive Vice President and Chief Financial Officer of Southern California Edison Company. Mr. Bryson has been a director of Times Mirror since 1991 and is a member of the Executive Committee, the Executive Personnel and Compensation Committee and the Audit Committee. He holds a Bachelor of Arts degree from Stanford University and a J.D. degree from Yale Law School. Mr. Bryson is also a director of SCEcorp, Southern California Edison Company and First Interstate Bancorp.

     BRUCE CHANDLER, 58, has been a private investor since 1989. From 1968 to 1989, he practiced law in the State of California. He has been a director of Times Mirror since 1975 and is a member of the Finance Committee. Mr. Chandler is a graduate of the University of Southern California and holds a J.D. degree from the University of San Diego School of Law. He is also a trustee of the Chandler Trusts and a director of Chandis Securities Company.

     DR. ALFRED E. OSBORNE, JR., 50, is Director of the Entrepreneurial Studies Center and Associate Professor of Business Economics at the Anderson School at UCLA. He has been with UCLA since 1972. From August 1977 to July 1979, Dr. Osborne served as a Brookings Institution Economic Policy Fellow at the SEC. He has been a director of Times Mirror since 1980 and is Chairman of the Audit Committee and a member of the Executive Personnel and Compensation Committee and the Nominating Committee. Dr. Osborne holds a bachelor's degree in electrical engineering, a master's degree in economics, a master of business administration in finance and a doctorate in business-economics, all from Stanford University. He is also a director of First Interstate Bank of California, Greyhound Lines, Inc., Nordstrom, Inc., ReadiCare, Inc., Seda Specialty Packaging Corporation and United States Filter Corporation. He is an independent general partner of Technology Funding Venture Partners V, a 1940 Investment Company Act company.

     WILLIAM STINEHART, JR., 50, is a partner in the law firm of Gibson, Dunn & Crutcher where he has practiced law since 1969. Gibson, Dunn & Crutcher has provided legal services to Times Mirror and its subsidiaries for many years, including service in connection with the Transactions, and is expected to do so in the future. Mr. Stinehart has been a director of Times Mirror since 1991 and is a member of the Executive Committee, the Executive Personnel and Compensation Committee and the Finance Committee. He holds a Bachelor of Arts degree from Stanford University and a J.D. degree from UCLA Law School, and is a member of the Board of Trustees of the Harvey and Mildred Mudd Foundation. He is also a director of Chandis Securities.

     DR. EDWARD ZAPANTA, 55, is a practicing physician providing neurosurgical care in the Los Angeles area. He has been in private practice since 1970. Dr. Zapanta has been a director of Times Mirror since 1988 and is Chairman of the Nominating Committee and a member of the Finance Committee. Dr. Zapanta attended the University of California at Los Angeles, received his medical doctor's degree from the University of Southern California School of Medicine, and currently serves as a trustee of the University of Southern California.

Dr. Zapanta is also Senior Medical Director of HealthCare Partners and a director of Southern California Edison Company.

  CERTAIN RELATIONSHIPS


     Four of Times Mirror's present directors (Gwendolyn Garland Babcock, Bruce Chandler, Otis Chandler and Warren B. Williamson) are cousins and are among the seven trustees of Chandler Trust No. 1 and Chandler Trust No. 2. The other three trustees are Camilla Chandler Frost, Douglas Goodan and Judy C. Webb. Camilla Chandler Frost is the sister of Otis Chandler and a cousin of the other directors named above. Douglas Goodan and Judy C. Webb are also cousins of the directors named above. The trustees and other relatives are the beneficiaries of the Chandler Trusts. At the start of business on February 1, 1995, the Chandler Trusts owned in the aggregate 10,087,114 shares of New Times Mirror Series A Common Stock and 11,100,814 shares of New Times Mirror Series C Common Stock, and Chandis Securities owned 8,581,432 shares of New Times Mirror Series A Common Stock and 9,656,432 shares of New Times Mirror Series C Common Stock. Substantially all of the outstanding stock of Chandis Securities Company is owned by one of the Chandler Trusts. In addition to their interests in shares held by the Chandler Trusts, Mrs. Babcock, her husband and children hold an aggregate of 9,680 shares of New Times Mirror Series A Common Stock and 4,020 shares of New Times Mirror Series C Common Stock, and Otis Chandler (individually and as trustee), his wife and children hold an aggregate of 69,479 shares of New Times Mirror Series A Common Stock and 95,767 shares of New Times Mirror Series C Common Stock. At the start of business on February 1, 1995, this general family group owned directly or indirectly an aggregate of 18,945,185 shares of New Times Mirror Series A Common Stock and 21,048,813 shares of New Times Mirror Series C Common Stock (including shares owned by the Chandler Trusts and Chandis Securities Company), constituting 19.35% of the shares of New Times Mirror Series A Common Stock and 68.43% of the New Times Mirror Series C Common Stock outstanding on that date, representing 56.58% of the voting interests of all outstanding shares of New Times Mirror Common Stock.



     The persons named above and the general family group of which they are members may be deemed to be "parents" of New Times Mirror within the meaning of the Securities Act of 1933, as amended. Except as identified in "Ownership of Common Stock" below, no other person was known by New Times Mirror to own beneficially more than 5% of the outstanding voting securities of New Times Mirror at the start of business on February 1, 1995. On that date, as indicated below, all officers and directors owned beneficially, directly or indirectly, an aggregate of 25,091,612 shares (25.63%) of the New Times Mirror Series A Common Shares and 25,055,171 shares (81.45%) of the New Times Mirror Series C Common Shares, representing 67.98% of the voting interests of all outstanding shares of New Times Mirror Common Shares. This includes shares owned by members of the general family group referred to above, the families of other officers and directors and shares owned by the Chandler Trusts, Chandis Securities Company and Pfaffinger Foundation (a non-profit corporation of which Robert F. Erburu is a trustee) and various benefit plans for employees of New Times Mirror and its subsidiaries.


COMMITTEES OF THE BOARD OF DIRECTORS OF NEW TIMES MIRROR


     The standing committees of the Board of Directors of New Times Mirror are identical to the standing committees of the Board of Old Times Mirror, and include an Executive Committee, an Audit Committee, and Executive Personnel and Compensation Committee, a Finance Committee, a Nominating Committee and a Retirement Plan Committee. The functions of each of these six committees are described and the members of each are listed below.



     The Executive Committee may exercise substantially all authority of the Board of Directors with specific exceptions provided by law and New Times Mirror's bylaws. The members of the Executive Committee are Warren B. Williamson (Chairman), Donald R. Beall, John E. Bryson, Robert F. Erburu, Clayton W. Frye, Jr., William Stinehart, Jr. and Harold M. Williams.


     Each year the Audit Committee will review New Times Mirror's audit plan, the scope of activities of the independent auditors and of internal auditors, the results of the audit after completion, and the fees for services performed during the year, and recommend to the Board of Directors the firm to be appointed as independent auditors. During a portion of each meeting this Committee will meet with representatives of the independent auditors without any officers or employees of Times Mirror present. The members of the Audit Committee are Dr. Alfred E. Osborne, Jr. (Chairman), John E. Bryson, Clayton W. Frye, Jr., Joan A. Payden and Harold M. Williams, none of whom is either an officer or employee of New Times Mirror.



     The Executive Personnel and Compensation Committee will administer the Company's Key Employee Long-Term Incentive Plan, Executive Stock Option and Restricted Stock Plans, determine the compensation of key officers of New Times Mirror, authorize and approve bonus-incentive compensation programs for executive personnel, including management succession and promotions. Clayton W. Frye, Jr. (Chairman), Donald R. Beall, John E. Bryson, Dr. Alfred E. Osborne, Jr., William Stinehart, Jr. and Warren B. Williamson, none of whom will be either an officer or employee of New Times Mirror, are the members of the Executive Personnel and Compensation Committee.



     The Finance Committee will study and will make recommendations to the Board of Directors regarding the investment of assets of New Times Mirror's pension and profit sharing plans. Warren B. Williamson (Chairman), Gwendolyn Garland Babcock, Bruce Chandler, Clayton W. Frye Jr., Joan A. Payden, William Stinehart, Jr., Harold M. Williams and Dr. Edward Zapanta are the members of the Finance Committee.



     The Nominating Committee will consider and recommend to the Board nominees for possible election to the Board of Directors and will consider other matters pertaining to the size and composition of the Board of Directors and its Committees. The members of the Nominating Committee are Dr. Edward Zapanta (Chairman), Donald R. Beall, Otis Chandler, Robert F. Erburu and Dr. Alfred E. Osborne, Jr. The Nominating Committee will give appropriate consideration to qualified persons recommended by shareholders if such recommendations are accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the persons recommended. Such recommendations must be submitted in writing to the Secretary of New Times Mirror no later than December 31 preceding the annual meeting of shareholders at which directors are to be elected.



     The Retirement Plan Committee will be responsible for review, evaluation and oversight of pension, profit-sharing and other retirement-oriented programs of New Times Mirror and its subsidiaries and the performance of these programs in relation to their purposes. Robert F. Erburu (Chairman) and David Laventhol are the members of the Retirement Plan Committee.


COMPENSATION OF DIRECTORS


     The Board of Directors of New Times Mirror is comprised of fifteen directors, two of whom are salaried employees of New Times Mirror. Directors who are not employees of New Times Mirror receive an annual retainer of $25,000 and a fee of $800 for attendance at each meeting of the Board of Directors and for attendance at each meeting of a committee of the board of which they are members, except that the Chairmen of all the Committees except the Retirement Plan Committee each receive an additional annual retainer of $3,000. Directors' retainers, committee and meeting attendance fees may be deferred under the Deferred Compensation Plan for Directors, adopted by Old Times Mirror in 1994 and which was assumed by New Times Mirror upon consummation of the Transactions. Under the plan, such amounts may be distributed, in accordance with the director's election at the time the deferral commitment is made, upon the January following: (i) termination of service, (ii) the later of termination of service or attainment of ages 55, 60, 65 or 70, or (iii) after a predetermined number of years. The director's deferral agreement may provide either a lump sum distribution or annual installment payments over 5, 10 or 15 years. In addition, certain provisions have been made for hardship and discounted in-service and change in control distributions. The crediting rate credited on the accounts, which takes into consideration the underlying investments, if any, and plan expenses, is determined annually by a committee appointed by the Executive Personnel and Compensation Committee of the Board of Directors. Survivors are entitled to receive the unpaid account balance if a director dies prior to benefit commencement and payments as scheduled if a director dies following commencement.



     Alternatively, such non-employee directors may elect to receive a percentage of their retainers and fees in the form of stock options under the Directors Plan, which was assumed by New Times Mirror. Options granted under the Directors Plan have an exercise price equal to the market value of a share of New Times Mirror Series A Common Stock on the date of grant, are exercisable from grant and are exercisable for a number of shares equal to the amount of retainer and fees that the director has elected to receive in the form of options, divided by the grant date present value of one option as determined pursuant to the Black-Scholes option valuation method. For each director who is not an employee, New Times Mirror will provide $150,000 life insurance coverage and $100,000 travel accident insurance while traveling on New Times Mirror business, under plans assumed by New Times Mirror. Salaried employees receive no additional compensation or benefits for their services as directors.



     A director with a least five years of service is entitled to a retirement benefit payable for the number of years of service as an outside director under The Times Mirror Company Pension Plan for Directors. New Times Mirror assumed this plan upon consummation of the Transactions. The amount of the annual benefit upon commencement of retirement is equal to the sum of the annual retainer in effect at the time of termination plus attendance fees for Board meetings and service on committees paid or payable for the calendar year preceding termination. In order to receive a benefit, a director must be a member of the Board in good standing at the time of his or her retirement and be available while receiving benefits for consultation upon request.


COMPENSATION OF NEW TIMES MIRROR EXECUTIVES


     Stockholders interested in the compensation paid by Old Times Mirror to persons who became executive officers of New Times Mirror may refer to Old Times Mirror's Proxy Statement for its 1994 Annual Meeting of Stockholders, a copy of which is on file with the Commission and is available without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request to Secretary, The Times Mirror Company, Times Mirror Square, Los Angeles, California 90053, telephone (213) 237-3700.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Times Mirror has an agreement with Mr. Otis Chandler, a director of Times Mirror, under which he received a salary at the rate of $300,000 per year until November 30, 1992, the date of his retirement as an employee of Times Mirror. Following termination of his active employment, Mr. Chandler is entitled to receive supplemental payments from Times Mirror sufficient to provide an aggregate of $300,000 each year from (i) payments made to or for Mr. Chandler's account under Times Mirror's Pension Plan and ESOP, and (ii) supplemental payments to be made by Times Mirror. That agreement also provides for payment of supplemental benefits to Mr. Chandler's widow following his death sufficient to provide her, from her survivor's annuity under the Company's Pension Plan and a supplemental benefit from Times Mirror, an aggregate of one-half of the amount Mr. Chandler is entitled to receive after termination of his active employment. Mr. and Mrs. Chandler are also entitled to continuation of life insurance on Mr. Chandler's life and medical and dental coverage provided for certain active and retired officers. In connection with the consummation of the Transactions, Mr. Chandler's agreement with Times Mirror was assumed by New Times Mirror.



     Old Times Mirror entered into an agreement with Mr. Larry W. Wangberg, who at the time was Senior Vice President of Old Times Mirror and President and Chief Executive Officer of Times Mirror Cable Television, Inc. ("TMCT"), under which he was awarded a performance bonus of $1,000,000 upon completion of the Merger. Mr. Wangberg resigned from his positions with Old Times Mirror and TMCT effective as of January 31, 1995.



     Gibson, Dunn & Crutcher has provided legal services to the Company and its subsidiaries for many years, including services in connection with the Transactions, and is expected to do so in the future. William Stinehart, Jr., a partner of Gibson, Dunn & Crutcher, is a director of New Times Mirror.

OWNERSHIP OF COMMON STOCK


     With the exception of The Times Mirror Employee Stock Ownership Trust which held 7.43% of the outstanding shares of Series C Common Stock (see "Employee Benefit Plans" below), the following persons are the only persons known to the Company to be "beneficial owners" (as that term is defined in the rules of the SEC) of more than 5% of any class of the Company's voting securities outstanding at the start of business on February 1, 1995, (except as otherwise noted).



       NAME AND ADDRESS OF           SERIES A     PERCENT OF     SERIES C     PERCENT OF    AGGREGATE
        BENEFICIAL OWNER           COMMON STOCK     SERIES     COMMON STOCK     SERIES     VOTING POWER
- ---------------------------------  ------------   ----------   ------------   ----------   ------------
The Trustees of the Chandler
  Trusts.........................   18,668,546*      19.07%     20,757,246*      67.48%        55.79%
  c/o Chandis Securities Company
  350 West Colorado Boulevard
  Suite 430
  Pasadena, CA 91105
Gwendolyn Garland Babcock........   18,670,558*      19.07%     20,757,886*      67.48%        55.80%
  c/o Chandis Securities Company
  350 West Colorado Boulevard
  Suite 430
  Pasadena, CA 91105
Bruce Chandler...................   18,668,546*      19.07%     20,757,246*      67.48%        55.79%
  c/o Chandis Securities Company
  350 West Colorado Boulevard
  Suite 430
  Pasadena, CA 91105
Otis Chandler....................   18,726,127*      19.13%     20,820,035*      67.69%        55.96%
  Times Mirror Square
  Los Angeles, CA 90053
Warren B. Williamson.............   18,668,546*      19.07%     20,757,246*      67.48%        55.79%
  c/o Chandis Securities Company
  350 West Colorado Boulevard
  Suite 430
  Pasadena, CA 91105
The Capital Group Companies,
  Inc............................    8,086,200**      8.26%        --            --             1.99%
  333 South Hope Street
  Los Angeles, CA 90071


- ---------------


 * Includes shares held by the Chandler Trusts. The trustees of the Chandler Trusts (all of whom are cousins) and their relatives are the beneficiaries of the Chandler Trusts. Four of the trustees of the Chandler Trusts, Gwendolyn Garland Babcock, Bruce Chandler, Otis Chandler and Warren B. Williamson, are members of Times Mirror's Board of Directors and Mr. Williamson also serves on the Executive Committee of the Board of Directors. See
   "Business -- Directors of New Times Mirror -- Certain Relationships."



** As of December 31, 1994, Capital Guardian Trust Company and Capital Research
   Management Company, operating subsidiaries of The Capital Group Companies, Inc., exercised investment discretion with respect to 1,051,200 and 7,035,000 shares of New Times Mirror Series A Common Stock, respectively, or a combined total of 8.26% of the outstanding shares of New Times Mirror Series A Common Stock, which were owned by various institutional investors.

     "Beneficial ownership" of New Times Mirror's Common Stock by the named executive officers and by all directors and officers as a group, at the start of business on February 1, 1995 is shown in the following table. For this purpose, the rules of the SEC require that every person who has or shares the power to vote or dispose of shares of stock be reported as a "beneficial owner" of all shares as to which such power exists. As a consequence, many persons may be deemed to be the "beneficial owners" of the same securities and for this reason all shares of New Times Mirror Series A Common Stock and New Times Mirror Series C Common Stock held by the trustees of the Chandler Trusts are included in the shares reported in the table below as "beneficially owned" by each director who is also a trustee of the Chandler Trusts. See "Business Directors of New Times Mirror -- Certain Relationships."


                                                          SERIES A COMMON STOCK                       SERIES C COMMON STOCK
                                           ----------------------------------------------------     --------------------------
                                                         ADDITIONAL                                               ADDITIONAL
                                                           SHARES                                                   SHARES
                                           NUMBER OF    DEEMED TO BE                   PERCENT        NUMBER     DEEMED TO BE
                                             SHARES     "BENEFICIALLY                     OF        OF SHARES    "BENEFICIALLY
                  NAME                      OWNED(1)      OWNED"(2)         TOTAL       SERIES       OWNED(1)      OWNED"(2)
- -----------------------------------------  ----------   -------------     ----------   --------     ----------   -------------
C. Michael Armstrong.....................         --              --              --        --             --              --
Gwendolyn Garland Babcock................         --      18,670,558(3)   18,670,558     19.07%            --      20,757,886(3)
Donald R. Beall..........................      1,000              --           1,000         *             --              --
John E. Bryson...........................         --              --              --        --             --              --
Bruce Chandler...........................         --      18,668,546(3)   18,668,546     19.07%            --      20,757,246(3)
Otis Chandler............................         42      18,726,085(3)   18,726,127     19.13%            42      20,819,993(3)
Robert F. Erburu.........................    156,987       2,995,999(4)    3,152,986      3.22%       119,613       1,793,174(4)
Clayton W. Frye, Jr......................      4,770              --           4,770         *            270              --
Curtis A. Hessler........................     17,323              --          17,323         *            290              --
David Laventhol..........................     42,250       2,739,776(5)    2,782,026      2.84%        24,422       1,208,884(5)
Dr. Alfred E. Osborne, Jr................        700              --             700         *            550              --
Joan A. Payden...........................      1,000              --           1,000         *             --              --
Richard T. Schlosberg, III...............     18,480              --          18,480         *          1,000              --
William Stinehart, Jr....................        500              --             500         *             --              --
Harold M. Williams.......................        200              --             200         *            200              --
Warren B. Williamson.....................         --      18,668,546(3)   18,668,546     19.07%            --      20,757,246(3)
Dr. Edward Zapanta.......................      1,050              --           1,050         *             --              --
All directors and officers as a group (33
 persons, including those named
 above)(6)...............................    310,186      24,781,426      25,091,612     25.63%       171,251      24,883,920


                                                        PERCENT      AGGREGATE
                                                           OF         VOTING
                  NAME                       TOTAL       SERIES        POWER
- -----------------------------------------  ----------   --------     ---------
C. Michael Armstrong.....................          --        --           --
Gwendolyn Garland Babcock................  20,757,886     67.48%       55.80%
Donald R. Beall..........................          --        --            *
John E. Bryson...........................          --        --           --
Bruce Chandler...........................  20,757,246     67.48%       55.79%
Otis Chandler............................  20,820,035     67.69%       55.96%
Robert F. Erburu.........................   1,912,787      6.22%        5.49%
Clayton W. Frye, Jr......................         270        --            *
Curtis A. Hessler........................         290         *            *
David Laventhol..........................   1,233,306      4.01%        3.73%
Dr. Alfred E. Osborne, Jr................         550         *            *
Joan A. Payden...........................          --        --            *
Richard T. Schlosberg, III...............       1,000        --            *
William Stinehart, Jr....................          --        --            *
Harold M. Williams.......................         200         *            *
Warren B. Williamson.....................  20,757,246     67.48%       55.79%
Dr. Edward Zapanta.......................          --        --            *
All directors and officers as a group (33
 persons, including those named
 above)(6)...............................  25,055,171     81.45%       67.98%


- ---------------

 *  Less than 1%.


(1) Includes shares purchased on or before November 30, 1994 by the Trustee under the Times Mirror Savings Plus Plan and held by the Trustee for the accounts of participating officers at that date, and shares allocated to the accounts of participating officers as of November 30, 1994 under the Times Mirror Employee Stock Ownership Plan. See "Employee Benefit Plans" below.


(2) Beneficial ownership of shares listed in these columns is disclaimed by the directors.


(3) See "Business -- Directors of New Times Mirror -- Certain Relationships."


(4) Includes shares owned by Pfaffinger Foundation, the Times Mirror Stock Trust and the Times Mirror Savings Plus Plan Trust. Mr. Erburu disclaims beneficial ownership of these shares.

(5) Includes shares owned by the Times Mirror Stock Trust and the Times Mirror Savings Plus Plan Trust. Mr. Laventhol disclaims beneficial ownership of these shares.

(6) Includes shares held by the Times Mirror Employee Stock Ownership Trust, Pfaffinger Foundation, the Times Mirror Stock Trust and the Times Mirror Savings Plus Plan Trust, as well as shares owned by the Chandler family.

  EMPLOYEE BENEFIT PLANS


     Three trusts maintained by Times Mirror hold shares of New Times Mirror Common Stock for various qualified retirement plans for employees of Times Mirror and its subsidiaries. These trusts and their holdings of Times Mirror Common Stock as of the start of business on February 1, 1995 are as follows:



                                                      SERIES A COMMON STOCK       SERIES C COMMON STOCK
                                                    -------------------------   -------------------------
                                                    NUMBER OF     PERCENT OF    NUMBER OF     PERCENT OF
                                                      SHARES        SERIES        SHARES        SERIES
                  NAME OF TRUST                        HELD      OUTSTANDING       HELD      OUTSTANDING
- --------------------------------------------------  ----------   ------------   ----------   ------------
The Times Mirror Stock Trust(1)...................          --          --         901,582       2.93%
The Times Mirror Employee Stock Ownership
  Trust(2)........................................   3,088,409       3.15%       2,286,604       7.43%
Times Mirror Savings Plus Plan Trust(3)...........   2,741,050       2.80%         307,781       1.00%


- ---------------


(1) This trust holds New Times Mirror Common Stock on behalf of The Times Mirror Pension Plan and various retirement plans for employees of Times Mirror's subsidiaries. All decisions as to the voting and disposition of such New Times Mirror Common Stock are under the authority and responsibility of the trust's two trustees, Robert F. Erburu and David Laventhol.



(2) Shares of New Times Mirror Common Stock allocated to participants' accounts in the Times Mirror Employee Stock Ownership Plan are voted by the participants themselves on matters presented at meetings of stockholders, while unallocated shares and shares with respect to which no participant directions are received are voted by the three trustees: James F. Guthrie (Vice President and Chief Financial Officer), James R. Simpson (Vice President, Human Resources) and Thomas Unterman (Vice President and General Counsel). The three trustees have authority and responsibility for the disposition of both allocated and unallocated shares of New Times Mirror Common Stock.



(3) Shares of New Times Mirror Common Stock held in the Times Mirror Savings Plus Plan accounts or allocated to participants' Payroll-Based Stock Ownership Plan ("PAYSOP") accounts are voted by the participants themselves on matters presented at meetings of stockholders. Shares allocated to the Times Mirror Savings Plus Plan accounts with respect to which no participant directions are received remain unvoted. Shares allocated to the PAYSOP accounts with respect to which no participant directions are received are voted by Bank of America, N.T. & S.A., as Trustee of the Times Mirror Savings Plus Plan.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Gibson, Dunn & Crutcher, counsel to the Company ("Counsel"), the following discussion accurately sets forth the material federal income tax consequences of the Exchange Offer and the ownership and disposition of shares of Series B Preferred Stock to Holders ("Holders") who tender their shares of Common Stock in the Exchange Offer. Holders should note, however, that stock with terms comparable to those of the Series B Preferred Stock has not been the subject of any Treasury Regulations, rulings or judicial decisions. There can be no assurance that the Internal Revenue Service (the "Service") will take a similar view as to any of the tax consequences described below. Except as described below, no ruling has been or will be requested from the Service on tax matters relating to the Series B Preferred Stock.


     This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a Holder's decision to tender in the Exchange Offer. This summary is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and foreign entities or persons, may be subject to special rules not discussed below. In addition, the summary is limited to persons that will hold the Common Stock, or the Series B Preferred Stock, received in exchange therefor as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE,

LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF SERIES B PREFERRED STOCK.

TREATMENT OF THE EXCHANGE OFFER


     Times Mirror has received the following rulings from the Service in connection with the Exchange Offer:


          (i) The receipt of Series B Preferred Stock by tendering Holders will be treated as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code.

          (ii) No gain or loss will be recognized by (and no amount will be included in the income of) a tendering Holder on the exchange of Common Stock for Series B Preferred Stock.

          (iii) A Holder's tax basis in the Series B Preferred Stock received pursuant to the Exchange Offer will equal such Holder's tax basis in the Common Stock surrendered. The holding period of the Series B Preferred Stock received by each Holder pursuant to the Exchange Offer will include the period during which the Holder held the Common Stock surrendered, provided that the Common Stock was held as a capital asset.


A ruling from the Service, while generally binding on the Service, may under certain circumstances be revoked or modified by the Service retroactively.



     The rulings received from the Service are based on the assumption that the Merger qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Code. The Service takes the position that the consequences of a transaction such as the Merger are adequately established in the tax law, and it therefore will not issue a "comfort" ruling as to whether such a transaction qualifies as a reorganization under Section 368(a)(1)(A). Instead, Counsel delivered an opinion in connection with the Transactions to the effect that the Merger qualifies as a reorganization under Section 368(a)(1)(A) of the Code.


     An opinion of Counsel is not binding on the Service or the courts. Further, the opinion of Counsel will be based on, among other, current law and certain representations as to factual matters made by, among others, Times Mirror, the Company and Cox which, if incorrect in certain material respects, would adversely affect the conclusions reached by Counsel in its opinion.

TREATMENT OF THE SERIES B PREFERRED STOCK

  DIVIDENDS

     Dividends paid on the Series B Preferred Stock out of the Company's current or accumulated earnings and profits (if any) will be taxable as ordinary income and should qualify for the 70% intercorporate dividends-received deduction subject to the minimum holding period (generally at least 46 days) and other applicable requirements. Under certain circumstances, a corporate Holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction. Dividends in excess of the Company's current and accumulated earnings and profits will be taxed first as a tax-free return of capital to the extent of the holder's basis in its Series B Preferred Stock, and thereafter as capital gain from the sale or exchange of the Series B Preferred Stock. Such gain will be long-term or short-term capital gain depending on the Holder's holding period for the Series B Preferred Stock.

     Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend. Generally, regular quarterly dividends paid currently (i.e., dividends not accumulated beyond the dividend payment date) to an original holder of the Series B Preferred Stock should not constitute extraordinary dividends under Section 1059(c).


     In addition, Section 1059(f) of the Code states that any dividend received with respect to preferred stock will be treated as an extraordinary dividend subject to Section 1059(a) of the Code (regardless of the period over which the holder has held the stock) if (i) the issue price for such stock exceeds its liquidation preference or its stated redemption price, (ii) when issued, such stock has a dividend rate which declines (or can reasonably be expected to decline) in the future, or (iii) such stock is otherwise structured to avoid the other provisions of Section 1059 and to enable corporate stockholders to reduce tax through a combination of the dividends-received deduction and loss on the disposition of the stock.

     The Service could argue that Section 1059(f) of the Code requires all dividends on the Series B Preferred Stock to be treated as extraordinary because the issue price of the Series B Preferred Stock could exceed the value of the Series A Common Stock issued upon conversion if such Series A Common Stock decline in value after issuance of the Series B Preferred Stock. However, it can be argued that (i) the conversion of Series B Preferred Stock into Series A Common Stock does not constitute a redemption of the Series B Preferred Stock for purposes of Section 1059(f) of the Code, (ii) even if the conversion were considered a redemption, the Series B Preferred Stock does not have a stated redemption price because the amount payable has no determinate value at the time of issuance, and (iii) the issue price of the Series B Preferred Stock may be less than the value of the Series A Common Stock issued upon its conversion. Furthermore, the Series B Preferred Stock is not intended and is not structured to enable corporate stockholders to reduce tax through a combination of the dividends-received deduction and loss on the disposition of stock. Accordingly, while the issue is not free from doubt, the provisions of Section 1059(f) should not apply to the Series B Preferred Stock.

  REDEMPTION PREMIUM

     Under Section 305 of the Code and related Treasury Regulations, if the redemption price of redeemable preferred stock exceeds its issue price, and such redemption premium is not considered reasonable, such premium may in certain circumstances be taxable as a constructive dividend taken into account by the holder each year generally in the same manner as original issue discount would be taken into account were the preferred stock treated as a debt instrument for federal income tax purposes. Any such constructive dividends would be subject to the same rules applicable to the stated quarterly dividends, as described in the discussion of "Dividends" above. Such constructive dividends would also be taken into account for purposes of applying the extraordinary dividend rules of
Section 1059 of the Code, and the amount or period over which such constructive dividends are taken into account could in certain circumstances cause some or all of the stated quarterly dividends to be treated as extraordinary dividends. Although the matter is not free from doubt, for the reasons discussed below, a holder of Series B Preferred Stock should not be required to include in income any redemption premium under Section 305 of the Code.

     As a result of amendments to the Code in 1990, where preferred stock is either puttable or mandatorily redeemable, a premium payable on such put or mandatory redemption will be considered reasonable only if such premium does not exceed 0.25% of the mandatory redemption price multiplied by the number of complete years to maturity (the "Mandatory Redemption Test"). The Series B Preferred Stock is not puttable. Moreover, the Company is only required to issue Series A Common Stock (and not cash or other property) in exchange for the Series B Preferred Stock. In such a case, Section 317(b) of the Code, by excluding "stock" from the definition of property, implies that the Series B Preferred Stock should not be treated as mandatorily redeemable. Thus, the Series B Preferred Stock should not be subject to the Mandatory Redemption Test. Furthermore, were the Mandatory Redemption Test to apply, the amount payable on "redemption" is uncertain and may be less than the issue price of the Series B Preferred Stock. Thus, while the issue is not free from doubt, the Series B Preferred Stock should not be viewed as having an unreasonable redemption premium under the Mandatory Redemption Test.

     Where preferred stock is callable by the issuer, a premium payable on exercise of the call will be considered reasonable if such premium is in the nature of a penalty for a premature redemption of the preferred stock and is reasonable in amount under existing market conditions (the "Call Test"). A safe harbor in the current Treasury Regulations provides that a premium will be considered reasonable for purposes of the Call Test if such premium is no more than 10% of the issue price and the preferred stock is not callable for five years. For the reasons discussed above, the Series B Preferred Stock should not be treated as callable to the extent of any Series A Common Stock received in exchange therefor. In addition to the Series A Common Stock, a Holder is also entitled to receive the Redemption Premium in the case of any early redemption by the Company. The Redemption Premium payable with respect to the exercise of the call does not appear to fall within the safe harbor set forth in the Treasury Regulations. However, the Company believes that the Redemption Premium is a reasonable penalty for premature redemption. Current Treasury Regulations also provide that even if preferred stock is issued with an unreasonable redemption premium under the Call Test, no part of such premium will be included in the holder's income as a constructive dividend if such preferred stock is immediately callable and remains callable throughout its term (i.e., there is no period of time during which such stock cannot be called for redemption). The Series B Preferred Stock is by its terms callable by the Company at any time after issuance (upon the giving of proper notice). Thus, even if the Series B Preferred Stock were considered issued with an unreasonable call premium, no part of such premium would be included in the holder's income as a constructive dividend under the Call Test as interpreted by the current Treasury Regulations.

     Section 305(c) of the Code was amended in 1990, however, to provide that a redemption premium will not fail to be treated as a distribution (or series of distributions) merely because the stock is immediately callable. While the issue is not free from doubt, the legislative history to such amendment implies that the amendment was not intended to apply to preferred stock that is neither puttable by the holder nor mandatorily redeemable. This legislative history also indicates that amendments to regulations relating to the accrual of redemption premiums on callable preferred stock are expected to be prospective only.


     On June 21, 1994, the Service issued Proposed Treasury Regulations (the "Proposed Regulations") under Section 305(c) which generally are proposed to be effective with respect to preferred stock issued on or after the date final regulations are promulgated. Under the Proposed Regulations, an issuer call will not trigger the application of Section 305(c) unless the arrangement is tantamount to a mandatory redemption provision. An issuer call will be treated as a mandatory redemption provision under the Proposed Regulations if, based on the facts and circumstances, redemption pursuant to the issuer's right is more likely than not to occur. Even if redemption pursuant to the issuer's right is more likely than not to occur, however, Section 305(c) will not apply if the redemption premium is in the nature of a penalty for a premature redemption. As stated above, the Company believes that the Redemption Premium is a reasonable penalty for premature redemption. Further, under a safe harbor rule provided in the Proposed Regulations, the Company's redemption right will not be treated as more likely than not to occur if the Company and the Holder are not related within the meaning of Sections 267(b) or 707(b) of the Code, there are no arrangements that effectively require the Company to redeem the Series B Preferred Stock, and exercise of the right to redeem would not reduce the yield of such stock. The Company believes that it would qualify under this safe harbor rule.



  CALL OR MANDATORY CONVERSION INTO SERIES A COMMON STOCK



     Gain or loss generally will not be recognized by a Holder upon call of the Series B Preferred Stock for Series A Common Stock or mandatory conversion of the Series B Preferred Stock into Series A Common Stock if no cash is received. Income may be recognized, however, to the extent cash or Series A Common Stock is received in payment of dividends in arrears. In addition, a Holder who receives cash in lieu of a fractional share will be treated as having received such share and (i) exchanged it for cash in a transaction subject to Section 302 of the Code described below under "Other Sales or Exchanges," and related provisions if such cash is received directly from the Company, or alternatively
(ii) recognized gain or loss from the sale of the fractional share if such share is disposed of by an agent appointed by the Company to sell such share on behalf of the Holder. Generally, a Holder who receives cash (other than any cash in lieu of a fractional share) from the Company in addition to Series A Common Stock upon the call or conversion of the Series B Preferred Stock will recognize gain (but probably not loss), if any, on such call or conversion, but not in excess of the amount of such cash. The measure of such Holder's gain will be the excess (if any) of the sum of such cash plus the value of the Series A Common Stock received over such Holder's basis in the called or converted Series B Preferred Stock. Depending upon the facts and circumstances, any gain may be treated in whole or in part as a dividend, subject to the dividend rules discussed above.



     Generally, a Holder's basis in the Series A Common Stock received upon the call or conversion of the Series B Preferred Stock (other than shares, if any, taxed as a dividend upon receipt) will equal the basis of the called or converted Series B Preferred Stock (adjusted to reflect any income or gain recognized upon the call or conversion). The holding period of such Series A Common Stock will include the holding period of the called or converted Series B Preferred Stock (except that the holding period of any Series A Common Stock received in payment of dividends in arrears will commence on the day following the date of call or conversion).

  OTHER SALES OR EXCHANGES

     A Holder generally will recognize gain or loss upon a sale or exchange of Series B Preferred Stock measured by the difference (if any) between the amount realized upon such sale or exchange and the Holder's tax basis in the Series B Preferred Stock.

     Under certain circumstances, a shareholder that receives "section 306 stock" within the meaning of Section 306(c) of the Code is required to recognize as ordinary income, in the case of a taxable disposition of such stock, or as a dividend income, in the case of a redemption of such stock, all or a portion of the proceeds received by such shareholder from such disposition or redemption, without regard to the shareholder's tax basis in its shares, and may not recognize any loss therefrom. Times Mirror has received a ruling from the Service to the effect that the Series B Preferred Stock received by tendering Holders will be considered "section 306 stock" if, immediately prior to the consummation of the Transactions, the receipt by such Holder of cash (in an amount equal to the fair market value of such Series B Preferred Stock) in a pro-rata (by value) redemption of shares of Times Mirror Series A Common Stock or Times Mirror Series C Common Stock held by such Holder having an equal value would have been treated as a dividend under Section 302 of the Code.

     Under these circumstances, a redemption for cash generally would not have been treated as a dividend with respect to a Holder under Section 302 if the redemption (i) was "not essentially equivalent to a dividend" with respect to the Holder, or (ii) was "substantially disproportionate" with respect to the Holder. The determination of whether either of these tests would have been met will depend on the facts and circumstances in each case, including the fair market value of the Series A Preferred Stock issued to the Chandler Trusts, the fair market value of the Series B Preferred Stock issued pursuant to the Exchange Offer, the fair market value of the Series B Preferred Stock received by a Holder, and the constructive stock ownership of such Holder under Section 318 of the Code. Therefore, whether any Series B Preferred Stock received by a Holder constitutes section 306 stock cannot be determined until the consummation of the Exchange Offer. Holders should consult with their tax advisers regarding the consequences of the Exchange Offer under Section 306 of the Code.

  ADJUSTMENT OF CONVERSION RATE AND DISTRIBUTIONS

     Certain adjustments to the Common Equivalent Rate to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other assets (including adjustments resulting from certain extraordinary cash dividends) to holders of Series A Common Stock may result in constructive distributions taxable as dividends to the holders of the Series B Preferred Stock. Similarly, if the Company elects to distribute assets currently to the holders of the Series B Preferred Stock, such distribution may be taxable as a dividend to the holders of the Series B Preferred Stock. Any of the actual or constructive dividends described in this paragraph may constitute (and may cause other dividends, including regular dividends, to constitute) extraordinary dividends to corporate holders (see "Dividends" above).

BACKUP WITHHOLDING


     Certain noncorporate holders may be subject to backup withholding at a rate of 31% on dividends and certain consideration received upon the call or conversion of the Series B Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the Service that he has failed to report payments of interest and dividends properly. The Company may require holders of the Series B Preferred Stock to establish an exemption from backup withholding or to make arrangements satisfactory to the Company with respect to the payment of backup withholding. A Holder who does not provide the Company with a current Taxpayer Identification Number may be subject to penalties imposed by the Service. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                               FEES AND EXPENSES

     The Company will not pay any fees to commissions to any broker, dealer or other persons, including, without limitation, the Information Agent or the Exchange Agent, for soliciting tenders of Common Shares pursuant to the Exchange Offer. The Company will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Company's offering materials to their customers.


     First Interstate Bank of California has been retained by the Company as Exchange Agent and D.F. King & Co., Inc. has been retained by the Company as Information Agent in connection with the Exchange Offer. The Information Agent and the Exchange Agent will receive reasonable and customary compensation for their services in connection with the Exchange Offer and will be reimbursed for their reasonable out-of-pocket expenses in connection therewith.


                                 MISCELLANEOUS

     No vote of stockholders is necessary for consummation of the Exchange Offer, and stockholders who do not tender their Common Shares pursuant to the Exchange Offer will have no appraisal rights under applicable state law, the Restated Certificate or otherwise.

     The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.


     No person has been authorized to give any information or make any representation on behalf of the Company other than as contained in this Prospectus or in the Letters of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.


                                 LEGAL MATTERS


     Certain legal matters relating to the validity of the Series B Preferred Shares and certain federal income tax matters with respect to the Exchange Offer will be passed upon for the Company by Gibson, Dunn & Crutcher, Los Angeles, California.


                                    EXPERTS


     The consolidated financial statements of The Times Mirror Company at December 31, 1992 and 1993, and for each of the three years in the period ended December 31, 1993, included in this Prospectus and the Registration Statement on Form S-4 of the Company have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Consolidated Financial Statements at December 31, 1993 and for the three years then ended:
  Statements of Consolidated Income...................................................   F-3
  Consolidated Balance Sheets.........................................................   F-4
  Statements of Shareholders' Equity..................................................   F-5
  Statements of Consolidated Cash Flows...............................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
  Five-Year Summary of Business Segment Information...................................  F-23

Condensed Consolidated Financial Statements at September 25, 1994 and for the three month and nine month periods then ended (Unaudited):
  Statements of Consolidated Income...................................................  F-24
  Condensed Consolidated Balance Sheets...............................................  F-25
  Statements of Condensed Consolidated Cash Flows.....................................  F-26
  Notes to Condensed Consolidated Financial Statements................................  F-27

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
The Times Mirror Company

     We have audited the accompanying consolidated balance sheets of The Times Mirror Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Times Mirror Company and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes H and K to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                          ERNST & YOUNG LLP

Los Angeles, California
February 3, 1994, except for
Notes N and P, as to which
the date is November 9, 1994, and
Notes I, Q and R, as to
which the date is
January 9, 1995

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                         ----------------------------------------
                                                            1993           1992           1991
                                                         ----------     ----------     ----------
Revenues...............................................  $3,243,749     $3,155,430     $3,117,174
                                                         ----------     ----------     ----------
Costs and Expenses
  Cost of sales........................................   1,759,052      1,716,971      1,701,238
  Selling, general and administrative expenses.........   1,215,491      1,172,000      1,164,964
  Restructuring charges................................      80,164        202,700         42,300
                                                         ----------     ----------     ----------
                                                          3,054,707      3,091,671      2,908,502
                                                         ----------     ----------     ----------
Operating profit.......................................     189,042         63,759        208,672
  Interest expense.....................................     (84,054)       (74,281)       (76,724)
  Nonrecurring charges.................................                                   (85,614)
  Other, net...........................................       4,797          3,420          9,014
                                                         ----------     ----------     ----------
  Income (loss) from continuing operations
     before income taxes...............................     109,785         (7,102)        55,348
  Income taxes.........................................      58,116         11,267         41,028
                                                         ----------     ----------     ----------
  Income (loss) from continuing operations.............      51,669        (18,369)        14,320
  Discontinued operations:
     Income from discontinued operations, net of income
       taxes...........................................     133,788         75,144         67,634
     Gain on sale of discontinued operations,
       net of income taxes.............................     131,702
                                                         ----------     ----------     ----------
  Income before cumulative effect of changes
     in accounting principles..........................     317,159         56,775         81,954
  Cumulative effect of changes in accounting
     principles:
     Postretirement benefits, net of income
       tax benefit of $84,931..........................                   (133,376)
     Income taxes......................................                     10,000
                                                         ----------     ----------     ----------
Net Income (Loss)......................................  $  317,159     $  (66,601)    $   81,954
                                                         ==========     ==========     ==========
  Earnings (loss) per share:
     Continuing operations.............................       $ .40          $(.14)          $.11
     Discontinued operations:
       Income from operations..........................        1.04            .58            .53
       Gain on sale....................................        1.02
                                                              -----         ------           ----
     Before cumulative effect of changes in
       accounting principles...........................        2.46            .44            .64
     Cumulative effect of changes in accounting
       principles:
       Postretirement benefits.........................                      (1.04)
       Income taxes....................................                        .08
                                                              -----         ------           ----
  Earnings (loss) per share............................       $2.46         $ (.52)          $.64
                                                              =====         ======           ====


                 See notes to consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           (IN THOUSANDS OF DOLLARS)

                                     ASSETS

                                                                               DECEMBER 31
                                                                        --------------------------
                                                                           1993            1992
                                                                        ----------      ----------
Current Assets
  Cash and cash equivalents..........................................   $   46,756      $   57,881
  Accounts receivable, less allowances for doubtful accounts and
    returns of $70,866 and $66,247...................................      511,347         516,422
  Note and other receivables.........................................      296,458
  Inventories........................................................      161,251         167,168
  Deferred income taxes..............................................       40,965          49,107
  Prepaid and other..................................................      160,097         197,454
                                                                        ----------      ----------
       Total current assets..........................................    1,216,874         988,032
Property, Plant and Equipment
  Land...............................................................       96,213          99,314
  Buildings..........................................................      621,141         600,900
  Machinery and equipment............................................    1,351,883       1,370,969
                                                                        ----------      ----------
                                                                         2,069,237       2,071,183
  Less allowances for depreciation and amortization..................      760,609         725,863
                                                                        ----------      ----------
                                                                         1,308,628       1,345,320
Other Assets
  Goodwill...........................................................      714,357         740,784
  Net assets of discontinued cable television operations.............      606,678         495,036
  Other intangibles..................................................      132,690         135,171
  Deferred charges...................................................      156,957         159,766
  Other assets.......................................................      363,713         369,236
                                                                        ----------      ----------
                                                                         1,974,395       1,899,993
                                                                        ----------      ----------
                                                                        $4,499,897      $4,233,345
                                                                        ==========      ==========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable...................................................   $  380,005      $  378,148
  Short-term debt....................................................      336,356         100,809
  Accrued liabilities................................................       94,436         116,834
  Employees' compensation............................................       97,226          96,275
  Income taxes.......................................................        1,232             383
  Unearned income....................................................      177,738         156,208
  Other current liabilities..........................................       56,173          34,715
                                                                        ----------      ----------
         Total current liabilities...................................    1,143,166         883,372
Long-Term Debt.......................................................      795,454       1,114,367
Other Liabilities and Deferrals
  Deferred income taxes..............................................      196,869          47,504
  Postretirement benefits............................................      250,894         252,300
  Other liabilities..................................................      214,239         235,156
                                                                        ----------      ----------
                                                                           662,002         534,960
Shareholders' Equity
  Common stock
    Series A, $1 par value: 300,000,000 authorized; 97,588,000
       and 96,534,000 issued.........................................       97,588          96,534
    Series B, $1 par value; 100,000,000 authorized; no shares issued
    Series C, convertible, $1 par value; 150,000,000 authorized;
       32,366,000 and 33,382,000 issued..............................       32,366          33,382
  Preferred stock, $1 par value; 4,500,000 shares authorized; no shares issued
  Additional paid-in capital.........................................      167,490         163,896
  Retained earnings..................................................    1,687,574       1,513,977
                                                                        ----------      ----------
                                                                         1,985,018       1,807,789
  Less treasury stock, at cost; 1,345,000 Series A shares............       61,543          61,543
                                                                        ----------      ----------
                                                                         1,923,475       1,746,246
  Less guaranteed debt of ESOP.......................................       24,200          45,600
                                                                        ----------      ----------
                                                                         1,899,275       1,700,646
                                                                        ----------      ----------
                                                                        $4,499,897      $4,233,345
                                                                        ==========      ==========

                 See notes to consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                           (IN THOUSANDS OF DOLLARS)

                                                             THREE YEARS ENDED DECEMBER 31, 1993
                                   ----------------------------------------------------------------------------------
                                      COMMON STOCK       ADDITIONAL
                                   -------------------    PAID-IN      RETAINED     TREASURY   GUARANTEED
                                   SERIES A   SERIES C    CAPITAL      EARNINGS      STOCK     ESOP DEBT     TOTAL
                                   --------   --------   ----------   ----------    --------   ----------  ----------
BALANCE AT JANUARY 1, 1991.......   $93,497    $36,332    $150,942    $1,779,685   $(61,543)   $(81,500)   $1,917,413
  Conversion of Series C shares
     to Series A shares..........     1,550     (1,550)
  Transactions related to stock
     option and restricted stock
     plans.......................        20         15       6,611                                              6,646
  Dividends on common stock......                                       (138,801)                            (138,801)
  Net income.....................                                         81,954                               81,954
  Reduction of guaranteed
     ESOP debt...................                                                                16,900        16,900
  Translation gains and other....                                           (104)                                (104)
                                    -------    -------    --------    ----------   --------    --------    ----------
BALANCE AT DECEMBER 31, 1991.....    95,067     34,797     157,553     1,722,734    (61,543)    (64,600)    1,884,008
  Conversion of Series C shares
     to Series A shares..........     1,438     (1,438)
  Transactions related to stock
     option and restricted stock
     plans.......................        29         23       6,343                                              6,395
  Dividends on common stock......                                       (138,861)                            (138,861)
  Net loss.......................                                        (66,601)                             (66,601)
  Reduction of guaranteed
     ESOP debt...................                                                                19,000        19,000
  Translation losses and other...                                         (3,295)                              (3,295)
                                    -------    -------    --------    ----------   --------    --------    ----------
BALANCE AT DECEMBER 31, 1992.....    96,534     33,382     163,896     1,513,977    (61,543)    (45,600)    1,700,646
  Conversion of Series C shares
     to Series A shares..........     1,034     (1,034)
  Transactions related to stock
     option and restricted stock
     plans.......................        20         18       3,594                                              3,632
  Dividends on common stock......                                       (138,887)                            (138,887)
  Net income.....................                                        317,159                              317,159
  Reduction of guaranteed
     ESOP debt...................                                                                21,400        21,400
  Translation losses.............                                         (4,675)                              (4,675)
                                    -------    -------    --------    ----------   --------    --------    ----------
BALANCE AT DECEMBER 31, 1993.....   $97,588    $32,366    $167,490    $1,687,574   $(61,543)   $(24,200)   $1,899,275
                                    =======    =======    ========    ==========   ========    ========    ==========

                 See notes to consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                                 YEAR ENDED DECEMBER 31
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Income (loss) from continuing operations..............  $  51,669     $ (18,369)    $  14,320
  Adjustments to derive cash flows from continuing
     operating activities:
     Depreciation and amortization......................    170,978       158,489       169,906
     Amortization of product development costs..........     55,876        51,948        43,696
     Restructuring charges..............................    (35,523)      169,063        32,700
     Provision for doubtful accounts....................     23,105        38,523        40,832
     Benefit for deferred income taxes..................     (1,851)      (32,593)       (8,176)
     Nonrecurring charges...............................                                 85,614
     Changes in assets and liabilities:
       Trade accounts receivable........................    (34,771)      (33,254)      (22,456)
       Inventories......................................      5,618          (265)          674
       Accounts payable.................................     15,184        11,664        18,382
       Income taxes.....................................     75,761       (27,942)      (10,305)
     Other, net.........................................    (23,587)      (13,232)      (18,346)
                                                          ---------     ---------     ---------
     Net cash provided by continuing operating
       activities.......................................    302,459       304,032       346,841
  Income from discontinued operations...................    133,788        75,144        67,634
  Adjustment to derive cash flows from discontinued
     operating activities:
     Change in net operating assets.....................     (1,454)      104,741        74,172
                                                          ---------     ---------     ---------
     Net cash provided by discontinued operating
       activities.......................................    132,334       179,885       141,806
                                                          ---------     ---------     ---------
     Net cash provided by operating activities..........    434,793       483,917       488,647
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures..................................   (111,703)     (115,740)     (156,573)
  Proceeds from sales of operating assets...............     33,546        46,842        46,045
  Additions to product development costs................    (61,722)      (62,002)      (62,237)
  Acquisitions, net of cash acquired....................    (54,318)     (155,130)       (2,025)
  Other, net............................................     (1,091)        3,989         2,903
                                                          ---------     ---------     ---------
                                                           (195,288)     (282,041)     (171,887)
  Net cash used in investing activities of discontinued
     cable operations...................................    (32,033)     (178,857)      (57,575)
                                                          ---------     ---------     ---------
     Net cash used in investing activities..............   (227,321)     (460,898)     (229,462)
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of debt.....................................   (311,348)     (101,722)     (333,891)
  Proceeds from issuance of debt........................    249,397       243,463       206,994
  Dividends paid........................................   (138,878)     (138,846)     (138,792)
  Reduction of guaranteed ESOP debt.....................    (21,400)      (19,000)      (16,900)
  Common stock issuance related to stock options and
     awards.............................................      3,632         6,395         6,646
                                                          ---------     ---------     ---------
     Net cash used in financing activities..............   (218,597)       (9,710)     (275,943)
                                                          ---------     ---------     ---------
Increase (decrease) in cash and cash equivalents........    (11,125)       13,309       (16,758)
Cash and cash equivalents at beginning of year..........     57,881        44,572        61,330
                                                          ---------     ---------     ---------
Cash and cash equivalents at end of year................  $  46,756     $  57,881     $  44,572
                                                          =========     =========     =========
Cash paid during the year for:
  Interest (net of amounts capitalized).................  $  89,134     $  80,415     $  73,010
  Income taxes..........................................    106,540       117,862       101,724

                 See notes to consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions and balances. Affiliated companies in which the Company owns a 20 percent to 50 percent interest are accounted for by the equity method. The Company's share of affiliates' operating results is included in "Other, net."

RECLASSIFICATIONS

     Certain amounts in previously issued financial statements have been reclassified to conform to the 1993 presentation.

CHANGES IN ACCOUNTING PRINCIPLES

     Effective January 1, 1992, the Company adopted new accounting principles for income taxes and postretirement benefits. These changes in accounting are described in Note H and Note K, respectively.

CASH EQUIVALENTS

     Cash equivalents consist of investments that are readily convertible into cash and generally have original maturities of three months or less.

INVENTORIES

     Inventories are carried at the lower of cost or market and are determined under the first-in, first-out method for books and certain finished products, and under the last-in, first-out method for newsprint, paper and certain other inventories.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried on the basis of cost. Generally, depreciation is provided on a straight-line basis for buildings, machinery and equipment.

GOODWILL AND OTHER INTANGIBLES

     Goodwill recognized in business combinations accounted for as purchases subsequent to October 31, 1970 ($700,904,000 at December 31, 1993, and $727,331,000 at December 31, 1992 -- net of accumulated amortization of $145,295,000 and $149,835,000, respectively) is being amortized over a period of 40 years. Goodwill arising from business combinations consummated prior to November 1, 1970 is not being amortized because, in the opinion of management, it has not diminished in value. Goodwill amortization expense, including amounts related to discontinued operations, amounted to $26,737,000 for 1993, $25,404,000 for 1992, and $25,648,000 for 1991.

     Other intangibles arising in connection with acquisitions are being amortized on a straight-line basis over their estimated useful lives from 3 to 21 years. Accumulated amortization was $98,597,000 and $96,453,000 at December 31, 1993 and 1992, respectively.

     The Company assesses on an ongoing basis the recoverability of intangible assets, including goodwill, based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flow estimate were less than net book value, net book value would then be reduced to the undiscounted cash flow estimate. The Company also evaluates the amortization periods of

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets, including goodwill and other intangible assets, to determine whether events or circumstances warrant revised estimates of useful lives.

DEFERRED CHARGES

     Deferred charges, principally book and training material preparation, printing and duplication costs, are written off over the estimated product life as the products are sold.

REVENUE RECOGNITION

     Revenues from certain products sold with the right of return, principally books, are recognized net of a provision for estimated returns. Magazine, newspaper and other subscription revenues are deferred as unearned income at the time of sale. As products are delivered to subscribers, a pro rata share of the subscription price is included in revenue.

     Magazine subscription selling expenses are deferred as current or noncurrent assets and charged to expense over the same period as the related revenue is earned.

RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

     The Company has defined benefit pension plans and various other contributory and noncontributory retirement plans covering substantially all employees. In general, benefits under the defined benefit plans are based on years of service and the employee's compensation during the last five years of employment. In determining net periodic pension expense (income), prior service costs are amortized on a straight-line basis over 10 years. The defined benefit plans are funded on a current basis in accordance with the Employee Retirement Income Security Act of 1974. An Employee Stock Ownership Plan (ESOP) provides benefits in conjunction with certain defined benefits, and the fair value of ESOP assets is recognized as an offset to required funding. The majority of the Company's employees are covered by one defined benefit plan. Funding is not expected to be required for this plan in the near future as this plan is overfunded.

     Postretirement health care and life insurance benefits provided by the Company were substantially reduced as a result of plan modifications in 1993. Various unfunded postretirement health care plans cover employees hired before January 1, 1993, or approximately half of the Company's current employees. The plans have significantly different provisions for lifetime maximums, retiree cost-sharing, health care providers, prescription drug coverage and other benefits. Postretirement life insurance benefits are generally insured by life insurance policies and cover employees who retired on or before December 31, 1993. Life insurance benefits vary by plan, ranging from $1,000 to $250,000. Certain employees become eligible for the postretirement health care benefits if they meet minimum age and service requirements and retire from full-time, active service.

VOLUNTARY EMPLOYEE BENEFICIARY ASSOCIATION

     The Company maintains a Voluntary Employee Beneficiary Association (VEBA) trust to fund certain health care benefits. At December 31, 1993 and 1992, the VEBA trust balance of $53,949,000 and $48,895,000, respectively, is included in "Prepaid and other".

CASH MANAGEMENT SYSTEM

     Under the Company's cash management system, the bank notifies the Company daily of checks presented for payment against its primary disbursing accounts. The Company transfers funds from other sources such as short-term investments or commercial paper issuance, to cover the checks presented for

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) payment. This program results in a book cash overdraft in the primary disbursing accounts as a result of checks outstanding. The book overdraft, which was reclassified to accounts payable, was $41,733,000 and $33,112,000 at December 31, 1993 and 1992, respectively.

NOTE B -- CAPITAL STOCK

     Shares of Series A and Series C common stock are identical, except with respect to voting rights, restrictions on transfer of Series C shares and the right to convert Series C shares into Series A shares. Series A shares are entitled to one vote per share and Series C shares are entitled to ten votes per share. Series C shares are subject to mandatory conversion into Series A shares upon transfer to any person other than a "Permitted Transferee" as defined in the Company's Certificate of Incorporation or upon the occurrence of certain regulatory events. Series B common stock is entitled to one-tenth vote per share and is available for common stock issuance transactions, such as underwritten public offerings and acquisitions. The preferred stock is issuable in series under such terms and conditions as the board of directors may determine.

NOTE C -- ACQUISITION

     On October 30, 1992, the Company acquired Wm. C. Brown Communications, Inc., a leading publisher of college textbooks. This acquisition was accounted for by the purchase method and resulted in a non-cash transaction of $30,112,000 for liabilities assumed. The operations of this company are reflected in the Company's financial statements from date of acquisition. This acquisition resulted in goodwill of $66,653,000, which is being amortized over 40 years. Pro forma results for 1992, assuming this acquisition occurred on January 1, are not materially different from the results reported.

NOTE D -- RESTRUCTURING CHARGES

     Over the past three years, the Company has undertaken a number of restructuring actions aimed at streamlining or consolidating certain operational and administrative processes as well as refocusing certain product offerings. In each of these years, the Company has charged the estimated costs related to these actions against operations. Remaining liabilities of $116,560,000 related to these restructuring charges are included in the consolidated balance sheet at December 31, 1993. The majority of this amount will be spent during 1994, with the remainder, principally related to lease payments, to be paid over lease periods extending to 2002.

     During 1993, the Company recorded restructuring charges of $80,164,000 ($47,724,000 after taxes, or 37 cents per share). More than half of this amount is for severance or pay-related actions and approximately forty percent relates to leased facilities, product line changes and other costs necessary to implement the Company's plans. The remainder includes various asset write-offs.

     During 1992, the Company recorded restructuring charges of $202,700,000 ($123,248,000 after taxes, or 96 cents per share). Nearly two-thirds of this amount is for severance or pay-related actions. Approximately fifteen percent is for leased facilities, while the remainder relates to product line changes and other costs necessary to implement the restructuring plan at Matthew Bender.

     During 1991, the Company recorded restructuring charges of $42,300,000 ($25,514,000 after taxes, or 18 cents per share) primarily related to voluntary early retirement and separation programs at the Los Angeles Times and The Baltimore Sun.

NOTE E -- NONRECURRING CHARGES

     During 1991, the Company sold Broadcasting Publications, Inc. at a loss of $20,614,000 and recorded a $65,000,000 write-down of the note and other assets outstanding from the 1987 sale of The Denver Post. These

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE E -- NONRECURRING CHARGES (CONTINUED) items reduced income from continuing operations before income taxes by $85,614,000 or $52,985,000 (42 cents per share) after applicable income taxes.

NOTE F -- INTEREST EXPENSE

     For the years ended December 31, 1993, 1992 and 1991, interest expense of $84,445,000, $78,244,000 and $90,261,000, respectively, was incurred; $391,000,
$3,963,000 and $13,537,000 of which was capitalized.

NOTE G -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                                DECEMBER 31
                                                     ----------------------------------
                                                       1993         1992         1991
                                                     --------     --------     --------
        Newsprint, paper and other raw materials...  $ 39,066     $ 50,633     $ 59,557
        Books and other finished products..........    94,675       91,205       71,788
        Work-in-process............................    27,510       25,330       20,596
                                                     --------     --------     --------
                                                     $161,251     $167,168     $151,941
                                                     ========     ========     ========

     Inventories determined on the last-in, first-out method were $26,994,000, $40,177,000 and $51,133,000 at December 31, 1993, 1992 and 1991, respectively, and would have been higher by $8,232,000 in 1993, $4,631,000 in 1992 and $7,427,000 in 1991 had the first-in, first-out method (which approximates current cost) been used exclusively.

NOTE H -- INCOME TAXES

     Income tax expense from continuing operations consists of the following (in thousands):

                                                        1993         1992        1991
                                                       -------     --------     -------
        Current
          Federal....................................  $34,561     $ 10,789     $14,596
          State......................................   14,715       19,997      21,158
          Foreign....................................   10,691       13,074      13,450
        Deferred
          Federal....................................   (4,333)     (22,627)     (9,170)
          State......................................    2,482       (9,966)        994
                                                       -------     --------     -------
                                                       $58,116     $ 11,267     $41,028
                                                       =======     ========     =======

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and recorded a cumulative adjustment increasing net income by $10,000,000 (8 cents per share) as of January 1, 1992. There was no other effect on earnings for 1992. Prior-year financial statements have not been restated.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE H -- INCOME TAXES (CONTINUED)
     The tax effect of temporary differences results in deferred income tax assets (liabilities) as follows (in thousands):

                                                                     DECEMBER 31
                                                               -----------------------
                                                                 1993          1992
                                                               ---------     ---------
        Accelerated depreciation.............................  $(185,127)    $(145,994)
        Retirement and health benefits.......................   (137,361)     (123,353)
        Postretirement benefits..............................    109,215        91,094
        Valuation and other reserves.........................     84,986        68,531
        Deferred gain on sale of assets......................    (84,901)
        Other employee benefits..............................     37,533        38,057
        State and local income taxes.........................     19,400        10,427
        Restructuring charges................................     21,785        70,897
        Subscription selling expenses........................    (13,746)      (18,217)
        Other deferred tax assets............................     34,451        37,734
        Other deferred tax liabilities.......................    (42,139)      (27,573)
                                                               ---------     ---------
                                                               $(155,904)    $   1,603
                                                               =========     =========

     The above aggregate amounts reflect a current deferred tax asset of $40,965,000 and $49,107,000 at December 31, 1993 and 1992, respectively, and a noncurrent deferred tax liability of $196,869,000 and $47,504,000 at December 31, 1993 and 1992, respectively.

     Prior to January 1, 1992, deferred income taxes were provided on timing differences between book and taxable income. Deferred income tax expense (benefit) for continuing operations for 1991 resulted from the following (in thousands):

                                                                              1991
                                                                            --------
        Accelerated depreciation..........................................  $ 21,917
        Pension income....................................................     8,715
        Write-down of assets..............................................   (23,184)
        Restructuring costs...............................................    (9,204)
        Self-insurance reserves...........................................    (3,165)
        Other.............................................................    (3,255)
                                                                            --------
                                                                            $ (8,176)
                                                                            ========

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE H -- INCOME TAXES (CONTINUED)
     The difference between actual income tax expense and the U.S. federal statutory income tax expense for continuing operations is reconciled as follows (in thousands):

                                                        1993         1992        1991
                                                      --------     --------     -------
        Income (loss) from continuing operations
          before income taxes:
          United States.............................  $ 88,803     $(28,278)    $33,285
          Foreign...................................    20,982       21,176      22,063
                                                      --------     --------     -------
                                                      $109,785     $ (7,102)    $55,348
                                                      ========     ========     =======
        Federal statutory income tax rate...........        35%          34%         34%
        Federal statutory income tax expense
          (benefit).................................  $ 38,425     $ (2,415)    $18,818
        Increase (decrease) in income taxes
          resulting from:
          State and local income taxes, net of
             Federal effect.........................    11,179        6,620      14,620
          Goodwill amortization not deductible for
             tax purposes...........................     7,120        6,462       5,601
          Book donations value in excess of cost....    (2,194)      (1,881)     (1,245)
          Foreign tax differentials.................     1,154        1,428       3,921
          Other.....................................     2,432        1,053        (687)
                                                      --------     --------     -------
                                                      $ 58,116     $ 11,267     $41,028
                                                      ========     ========     =======

NOTE I -- DEBT

     Short-term debt consists of the following (in thousands):

                                                                      DECEMBER 31
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Commercial paper.......................................  $312,000
        Current maturities of long-term debt...................    24,356     $100,809
                                                                 --------     --------
        Total short-term debt..................................  $336,356     $100,809
                                                                 ========     ========

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE I -- DEBT (CONTINUED)
     Long-term debt consists of the following (in thousands):

                                                                     DECEMBER 31
                                                               -----------------------
                                                                 1993          1992
                                                               --------     ----------
        Commercial paper.....................................  $ 46,231     $  368,351
        7 1/8% Debentures due March 1, 2013..................   150,000
        7 3/8% Debentures due July 1, 2023...................   100,000
        8 7/8% Notes due March 1, 2001.......................   100,000        100,000
        8.70% Notes due June 15, 1999........................   100,000        100,000
        8.60% Notes due November 15, 1993....................                  100,000
        8.55% Notes due June 1, 2000.........................    99,500        100,000
        Ten-Year Notes
          8 7/8% due February 1, 1998........................   100,000        100,000
          8% due December 15, 1996...........................                  100,000
          8 1/4% due April 1, 1996...........................                  100,000
        Medium-Term Notes due from March 20, 1997 to April 3,
          2000, with an average interest rate of 8.63%.......   100,000        100,000
        Guaranteed debt of ESOP maturing through
          December 15, 1994..................................    24,200         45,600
        Others at various interest rates, maturing through
          2001...............................................     1,761          1,710
                                                               --------     ----------
                                                                821,692      1,215,661
        Unamortized discount.................................    (1,882)          (485)
        Less current maturities..............................   (24,356)      (100,809)
                                                               --------     ----------
        Total long-term debt.................................  $795,454     $1,114,367
                                                               ========      =========

     Commercial paper borrowings of $358,231,000 and $368,351,000 at December 31, 1993 and 1992, respectively, carried a weighted average interest rate of 3.3% in 1993 and 3.5% in 1992. The Company has agreements with several domestic and foreign banks for unsecured long-term revolving lines of credit which support its commercial paper borrowings. The domestic agreements, which expire April 27, 1995, provide for borrowings up to $240,000,000 at the banks' base rates. The commitment fee is 3/20 of one percent per annum. The foreign agreements, which expire May 25, 1995, provide for borrowings up to $150,000,000 at interest rates based on, at the Company's option, London Interbank Offered Rates (LIBOR), certificate of deposit rates or the bank's base rate. The commitment fee is 1/16 of one percent per annum. As of December 31, 1993, the Company had not borrowed under the agreements. Commercial paper borrowings aggregating $46,231,000 are classified as long-term obligations at December 31, 1993, since the Company intends to refinance this debt on a long-term basis. In addition, the Company has $51,850,000 of unused standby letters of credit at December 31, 1993.

     The ten-year notes are callable three years prior to maturity. A medium-term note for $30,000,000 is callable two years prior to its maturity date of March 20, 1998. The 8.70% Notes are due at the option of the holder five years prior to maturity. The 8.55% Notes were due at the option of the holder on June 1, 1993, and $500,000 was repaid on that date. The 8 1/4% Notes due April 1, 1996 were called March 1, 1993 and repaid on April 1, 1993. The 8% Notes due December 15, 1996 were called November 15, 1993 and repaid on December 15, 1993.

     The Company has an interest rate swap agreement expiring January 22, 1996. This agreement is for a $100,000,000 notional amount and exchanges payments to the Company at a fixed rate of 7.4% for payments by the Company at a variable rate based on a spread over three month LIBOR set in arrears.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE I -- DEBT (CONTINUED)
     The Company has guaranteed the debt of its Employee Stock Ownership Plan
(ESOP). Over the remaining term of the debt, interest is payable based on the lesser of (a) 74 percent of the prime rate or (b) 88 percent of the certificate of deposit rate. The Company has entered into interest rate swap agreements that exchange interest payments at the prime rate for payments at fixed rates. As a result of these agreements, the effective interest rate on the ESOP loans varies, but in no event will it exceed 7.44%.

     The Company's agreements with banks contain restrictive provisions relating primarily to levels of indebtedness and maintenance of net worth. Under the most restrictive of these agreements, consolidated debt may not exceed 135% of consolidated net worth, and consolidated net worth must be at least $1,250,000,000.

     At December 31, 1993, the aggregate maturities of debt for the five subsequent years are as follows (in thousands):

                1994..............................................  $336,356
                1995..............................................    47,706
                1996..............................................        --
                1997..............................................    10,000
                1998..............................................   140,000

     The fair value of debt at December 31, 1993, based primarily on the Company's current refinancing rates for publicly-issued fixed rate debt with comparable maturities, approximates its carrying value of $1,131,810,000. The fair value of off-balance-sheet financial instruments is not significant at December 31, 1993.

     In connection with the proposed reorganization (See Note Q), the Company commenced a tender offer for $399,500,000 aggregate principal amount of its fixed-rate debt maturing from 1997 through 2001. The offer, which ended on December 8, 1994, resulted in the tender of $345.2 million of debt. Proceeds from private sales of short-term securities funded the tender and these borrowings are expected to be repaid in early 1995 when the cable merger is completed. In connection with the short-term security issuances, the Company increased its unsecured short-term revolving bank lines of credit to an aggregate amount of $630,000,000. In connection with the tender, in September the Company entered into interest rate swap agreements which were to commence in January 1995 and exchange payments at fixed rates for payments at variable rates on an aggregate principal amount of $200,000,000 of debt. These swaps and a swap entered into in 1993 were redeemed when the tender offers ended. The Company will record an extraordinary loss of approximately $12,900,000 in the fourth quarter of 1994 in connection with the tender offer.

     The Company has commenced an offer to exchange long-term debt securities of New Times Mirror for $250,000,000 of its outstanding long-term debt in connection with the cable television merger. With respect to this debt, the Company entered into long-term interest rate swap agreements commencing January 1995 which exchange payments at fixed rates for payments at variable rates.

     As contemplated by the cable merger agreement, the Company expects to borrow up to approximately $1.31 billion prior to the merger and the related debt from this borrowing, along with approximately $54 million of fixed rate debt which was not tendered, will be assumed by Cox Cable. Part of the proceeds of these borrowings are expected to be used to retire the short-term securities issued to finance the debt tender and to redeem, when first callable on February 1, 1995, the $100,000,000 of 8 7/8% Notes due February 1, 1998.

NOTE J -- STOCK OPTION AND AWARD PLANS

     The 1984 and 1988 Executive Stock Option Plans, as amended, and the 1992 Key Employee Long-Term Incentive Plan (Incentive Plan) provide that options may be granted to key employees to purchase shares of

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE J -- STOCK OPTION AND AWARD PLANS (CONTINUED) the Company's common stock at a price equal to the fair market value at the date of grant. Options granted prior to December 27, 1991 had a purchase price equal to 75 percent of the fair market value at the date of grant. The Incentive Plan allows for the granting of incentive stock options, nonqualified stock options and deferred cash incentive awards. Options that are not exercised expire ten years from the date of grant. Options generally vest over a four-year period, except that incentive stock options generally vest nine years and nine months from the date of grant. Accelerated vesting for incentive stock options is available, based on performance goals determined by the Board of Directors over a three-year performance period. The following table sets forth information relative to the plans:

                                                        NUMBER             PRICE PER
                                                       OF SHARES          OPTION SHARE
                                                       ---------        ----------------
        Options Outstanding
          January 1, 1991............................    902,525        $18.66 to $37.93
             Granted.................................    820,560         29.44
             Exercised...............................    (57,950)        18.66 to  30.90
             Canceled................................    (55,415)
                                                       ---------        ----------------
        Options Outstanding
          December 31, 1991..........................  1,609,720         18.66 to  37.93
             Granted.................................    456,550         30.13 to  36.94
             Exercised...............................   (116,027)        18.66 to  28.36
             Canceled................................    (55,025)        19.46 to  36.94
                                                       ---------        ----------------
        Options Outstanding
          December 31, 1992..........................  1,895,218         18.66 to  37.93
             Granted.................................  2,425,960         31.25 to  32.13
             Exercised...............................   (138,721)        18.66 to  30.71
             Canceled................................   (170,909)        18.66 to  36.94
                                                       ---------        ----------------
        Options Outstanding
          December 31, 1993..........................  4,011,548        $18.66 to $37.93
                                                       =========        ================
        Options Exercisable
          December 31, 1993..........................    868,540        $18.66 to $37.93
                                                       =========        ================

     At December 31, 1993, there were 515,492 options outstanding with purchase prices equal to 75 percent of the fair market value at the date of grant. At December 31, 1993, there were 239,800 shares of Series A common stock reserved for future grants under the 1984 and 1988 Executive Stock Option Plans and 1,269,024 shares of Series A common stock reserved for future grants under the Incentive Plan.

     The 1982 and 1987 Restricted Stock Plans provide for the sale of 2,800,000 shares of the Company's common stock to key employees, including officers, at a price equal to par value. The Incentive Plan generally replaced the restricted stock sales. At December 31, 1993, there were 1,241,280 shares of Series A common stock reserved for future sales. The Company expects that future sales, if any, will not be significant.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE K -- RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

     Retirement plan expense, including amounts related to discontinued operations, of $34,137,000 for 1993, $16,454,000 for 1992, and $19,470,000 for
1991 includes net periodic pension expense (income) for the defined benefit plans as follows (in thousands):

                                                       1993         1992         1991
                                                     --------     --------     --------
        Service cost -- benefits earned during
          period.................................    $ 55,897     $ 48,325     $ 43,705
        Interest cost on projected benefit
          obligation.............................      57,591       55,245       55,502
        Return on plan assets....................     (96,143)     (96,796)     (91,159)
        Net amortization and deferral............      (8,263)     (14,178)     (11,005)
                                                     --------     --------     --------
        Net periodic pension expense (income)....    $  9,082     $ (7,404)    $ (2,957)
                                                     ========     ========     ========

     Assumptions used in the actuarial computations were:

                                                                     DECEMBER 31
                                                               ------------------------
                                                               1993     1992      1991
                                                               ----     -----     -----
        Discount rate........................................  7.5 %     7.0 %     7.5 %
        Rate of increase in compensation levels..............  6.25%     6.25%     6.25%
        Expected long-term rate of return on assets..........  9.75%    10.0 %    10.0 %

     The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets (in thousands):

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1993           1992
                                                              ----------     ----------
        Actuarial present value of benefit obligations:
          Vested............................................  $  582,105     $  615,625
          Nonvested.........................................       8,480         12,655
                                                              ----------     ----------
        Accumulated benefit obligations.....................  $  590,585     $  628,280
                                                              ==========     ==========
        Projected benefit obligations.......................  $  806,986     $  889,563
        Plan assets at fair value...........................   1,054,781      1,004,419
                                                              ----------     ----------
        Excess of plan assets over projected benefit
          obligations.......................................     247,795        114,856
        Unrecognized net loss from past experience different
          from that assumed.................................     116,153        272,002
        Prior service cost not yet recognized...............       4,434          5,284
        Unrecognized net asset being amortized over 13-15
          years.............................................    (112,224)      (133,538)
        Other...............................................       5,008         13,124
                                                              ----------     ----------
        Prepaid pension cost................................  $  261,166     $  271,728
                                                              ==========     ==========

     Nearly all of prepaid pension cost is included in "Other Assets" except for approximately $8,572,000 and $8,835,000 which is included in net assets of discontinued cable television operations as of December 31, 1993 and 1992, respectively. Projected benefit obligations decreased by $71,310,000 at December 31, 1993 as a result of the change in the discount rate.

     Plan assets include the Company's common stock, other listed stocks, and corporate and government fixed-income securities. The fair value of plan assets attributable to the Company's common stock at December 31, 1993 and 1992, was $192,085,000 and $165,847,000, respectively, of which $161,995,000 and
$137,673,000, respectively, relate to the ESOP.

     In 1985, the Company issued and sold shares of common stock at market value of $150,000,000 to its ESOP. Repayment of the ESOP's bank debt has been guaranteed by the Company. Company contributions are the primary source of funds for the ESOP's repayment of its debt. Benefits provided by the ESOP are coordinated with certain pension benefits. At December 31, 1993, the ESOP held 3,151,365 shares of Series A

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE K -- RETIREMENT PLANS AND POSTRETIREMENT BENEFITS (CONTINUED) common stock and 2,427,512 shares of Series C common stock. The ESOP currently covers approximately two-thirds of the Company's employees.

     Substantially all employees over age 21 with one year of service are eligible to participate in the Company's Savings Plus Plan. Eligible employees may contribute from 1 percent to 13 percent of their basic compensation. The Company makes matching contributions equal to 50 percent of employee before-tax contributions from 1 percent to 6 percent. Employees may choose among five investment options, including a Company common stock fund, for investing their contributions and the Company's matching contribution.

     The Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106) "Employers' Accounting for Postretirement Benefits Other Than Pensions," and recorded a cumulative charge of $218,307,000 ($133,376,000 net of taxes, or $1.04 per share) as of January 1, 1992. SFAS 106 requires that postretirement health care and life insurance be charged to expense over the period the benefits are earned. The effect of this change in accounting principle was to increase postretirement expense in 1992 by $20,221,000 ($12,133,000 net of taxes, or 9 cents per share).

     The net periodic postretirement benefit expense is as follows (in thousands):

                                                                    1993        1992
                                                                   -------     -------
        Service cost -- benefits earned during period............  $ 3,457     $10,903
        Interest cost on accumulated projected benefit
          obligation.............................................   11,110      15,947
        Net amortization.........................................   (8,155)
                                                                   -------     -------
        Net periodic postretirement expense......................  $ 6,412     $26,850
                                                                   =======     =======

     Postretirement benefit expense in 1991, which was charged to expense as incurred, was not significant.

     Assumptions used in the actuarial computations were:

                                                                        DECEMBER 31
                                                                      ---------------
                                                                      1993      1992
                                                                      -----     -----
        Discount rate...............................................   7.5%      7.0%
        Health care cost trend rate.................................  12.0%     13.0%
                                                                      -----     -----

     At December 31, 1993, the health care cost trend rate of 12 percent was assumed to ratably decline to 5.5 percent by 2004 and remain at that level. At December 31, 1992, the health care cost trend rate of 13 percent was assumed to ratably decline to 5 percent by 2005 and remain at that level.

     The following table sets forth the plans' unfunded obligations and amounts recognized in the consolidated balance sheet (in thousands):

                                                                      DECEMBER 31
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Actuarial present value of benefit obligations:
          Retirees.............................................  $126,334     $102,033
          Other fully eligible participants....................     8,232        9,368
          Other active participants............................    31,323       39,312
                                                                 --------     --------
        Accumulated postretirement benefit obligations.........   165,889      150,713
        Unrecognized net decrease in prior service cost........   102,614      114,011
        Unrecognized net loss from past experience different
          from that assumed....................................   (17,609)     (12,424)
                                                                 --------     --------
        Postretirement benefit liability.......................  $250,894     $252,300
                                                                 ========     ========

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE K -- RETIREMENT PLANS AND POSTRETIREMENT BENEFITS (CONTINUED)
     The assumed health care cost trend rate can significantly affect postretirement expense and liabilities. An increase of 1% in the health care cost trend rate would increase 1993 net periodic postretirement expense by $1,802,000 and increase the accumulated postretirement benefit obligations as of December 31, 1993 by $15,184,000.

     In December 1992 the Company amended its postretirement health care and life insurance benefit plans to substantially reduce benefits. The effect of the plan amendments, which reduced the accumulated postretirement benefit obligations by approximately $114,011,000 at December 31, 1992, will be amortized over the average remaining eligibility period of plan participants.

NOTE L -- LEASES

     Rental expense under operating leases, including amounts related to discontinued operations, amounted to $76,571,000, $79,034,000, and $76,541,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Capital leases and contingent rentals are not significant. The future minimum lease payments as of December 31, 1993 for all noncancellable operating leases, including amounts related to discontinued operations, are as follows (in thousands):

            1994......................................................  $ 51,030
            1995......................................................    47,677
            1996......................................................    43,220
            1997......................................................    41,283
            1998......................................................    34,189
            Later years...............................................   131,322
                                                                        --------
                      Total...........................................  $348,721
                                                                        ========

NOTE M -- EARNINGS AND DIVIDENDS PER SHARE

     Earnings per share computations are based upon the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Fully diluted earnings per share are the same as the earnings per share indicated.

     Cash dividends declared per share of common stock amounted to $1.08 in 1993, 1992 and 1991.

NOTE N -- BUSINESS SEGMENTS

     Financial data regarding the Company's business segments presented on page F-23 of this report are incorporated herein by reference.


     The Company operates principally in three industries: Newspaper Publishing; Professional Information; and Consumer Media. Operations in Newspaper Publishing include the publication and sale of metropolitan newspapers. Operations in Professional Information include the publishing and sale of various types of books, including law, medical and college-level business and economic textbooks, the publishing of aeronautical charts and aviation information, and training operations. Operations in Consumer Media include magazines, consumer book publishing, consumer multimedia software and television programming. Total revenue by industry segment includes sales to unaffiliated customers and intersegment sales, which are accounted for at market price.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the unaudited quarterly results of operations follows (in thousands of dollars, except per share amounts):

                                                                   1993 QUARTERS ENDED
                                                        -----------------------------------------
                                                        MAR. 28    JUNE 27    SEPT. 26   DEC. 31
                                                        --------   --------   --------   --------
Revenues..............................................  $755,169   $784,632   $806,882   $897,066
                                                        --------   --------   --------   --------
Costs and expenses
  Cost of sales.......................................   421,605    406,005    464,997    466,445
  Selling, general and administrative expenses........   289,305    317,729    279,532    328,925
  Restructuring charges...............................                           3,750     76,414
                                                        --------   --------   --------   --------
                                                         710,910    723,734    748,279    871,784
                                                        --------   --------   --------   --------
Operating profit......................................    44,259     60,898     58,603     25,282
  Interest expense....................................   (22,625)   (21,095)   (21,057)   (19,277)
  Other, net..........................................     1,855      1,638     (1,211)     2,515
                                                        --------   --------   --------   --------
Income from continuing operations before income
  taxes...............................................    23,489     41,441     36,335      8,520
Income taxes..........................................    11,833     21,040     21,086      4,157
                                                        --------   --------   --------   --------
Income from continuing operations.....................    11,656     20,401     15,249      4,363
Income from discontinued operations, net of income
  taxes...............................................    18,128     27,461     62,458     25,741
Gain on sale of discontinued operations, net of
  income taxes........................................                                    131,702
                                                        --------   --------   --------   --------
          Net income..................................  $ 29,784   $ 47,862   $ 77,707   $161,806
                                                        ========   ========   ========   ========
Earnings per share:
  Continuing operations...............................      $.09       $.16       $.12       $.04
  Discontinued operations:
     Income from operations...........................       .14        .21        .48        .20
     Gain on sale.....................................                                       1.02
                                                            ----       ----       ----      -----
          Earnings per share..........................      $.23       $.37       $.60      $1.26
                                                            ====       ====       ====      =====

                                                                  1992 QUARTERS ENDED
                                                      -------------------------------------------
                                                       MAR. 29    JUNE 28    SEPT. 27    DEC. 31
                                                      ---------   --------   --------   ---------
Revenues............................................  $ 737,813   $774,888   $778,571   $ 864,158
Restructuring charges...............................                19,000                183,700
Operating profit (loss).............................     47,955     55,982     63,654    (103,832)
Income (loss) from continuing operations............     15,457     20,182     21,786     (75,794)
Income from discontinued operations,
  net of income taxes...............................     18,130     23,957     18,949      14,108
Cumulative effect of changes in accounting
  principles........................................   (123,376)
Net income (loss)...................................    (89,789)    44,139     40,735     (61,686)
Earnings (loss) per share:
  Continuing operations.............................        .12        .16        .17        (.59)
  Discontinued operations...........................        .14        .18        .15         .11
  Cumulative effect of changes in accounting
     principles.....................................       (.96)
Earnings (loss) per share...........................      $(.70)      $.34       $.32       $(.48)

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE P -- DISCONTINUED OPERATIONS

     As a result of the proposed reorganization described in Note Q, the Company's cable television operations are now reported as discontinued operations.

     On March 29, 1993, the Company announced two agreements for the sale of its four broadcast television stations to Argyle Television Holdings, Inc. (Argyle). The sale of KTVI-TV, an ABC affiliate in St. Louis, Missouri, and WVTM-TV, an NBC affiliate in Birmingham, Alabama, was completed in July. The sale of its remaining two stations, KDFW-TV in Dallas, Texas, and KTBC-TV in Austin, Texas, both CBS affiliates, was completed near the end of the year. The sale of the four stations resulted in an after-tax gain of $131,702,000 net of income tax expense of $76,928,000, or $1.02 per share. At year-end, the Company exercised its option to increase the cash and decrease the securities portion of the sale price and received $320 million in cash as well as warrants in Argyle. Most of the proceeds were received in January 1994 and were used to redeem commercial paper.

     The results of operations of the Broadcast Television segment have been reported as discontinued operations in the Statements of Consolidated Income. Prior year financial statements have been reclassified to present the segment as a discontinued operation. Operating results of the discontinued operations were as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31
                                                         ------------------------------
                                                           1993       1992       1991
                                                         --------   --------   --------
        Revenues.......................................  $565,242   $546,543   $496,887
                                                         --------   --------   --------
        Income before income taxes(1)..................   227,267    126,675    110,604
        Income taxes...................................    93,479     51,531     42,970
                                                         --------   --------   --------
                  Net income(2)........................  $133,788   $ 75,144   $ 67,634
                                                         ========   ========   ========

- ---------------

(1) Included in income before income taxes and net income were nonrecurring gains at cable television as follows: 1993 -- gains on the sale of QVC Network, Inc. common stock and on the sale of a small cable system totaling $86,799,000 ($50,364,000 after taxes, or 39 cents per share); 1992 -- gain on the sale of two Texas cable television systems totaling $8,673,000 ($5,026,000 after taxes, or 4 cents per share); 1991 -- gain on the sale of assets of $14,111,000 ($9,570,000 after taxes, or 7 cents per share).

(2) In July 1992, the Company acquired 20 percent of Community Cablevision Company, which operates systems serving approximately 42,000 subscribers in Orange County, California. The remaining 80 percent was acquired on October 1, 1992. This acquisition was accounted for by the purchase method. The operations of Community Cablevision are reflected from the date of acquisition.

     Summarized balance sheet data for the discontinued cable television operations are as follows (in thousands of dollars):

                                                                       DECEMBER 31
                                                                   -------------------
                                                                     1993       1992
                                                                   --------   --------
        Property, plant and equipment, net.......................  $447,659   $411,520
        Intangible assets, net...................................   240,523    264,947
        Other assets.............................................    69,890     65,636
        Amounts due (to) from the parent.........................    24,352    (67,844)
        Deferred income tax liabilities..........................    76,763     83,983
        Other liabilities........................................    98,983     95,240
        Shareholder's equity.....................................  $606,678   $495,036
                                                                   ========   ========

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE P -- DISCONTINUED OPERATIONS (CONTINUED)
     Balance sheet data for the discontinued broadcast television operations were not significant and are not segregated in the consolidated balance sheets.

     The major components of cash flow for discontinued operations are as follows (in thousands of dollars):

                                                            YEAR ENDED DECEMBER 31
                                                       --------------------------------
                                                         1993        1992        1991
                                                       ---------   ---------   --------
        Income from discontinued operations..........  $ 133,788   $  75,144   $ 67,634
        Depreciation and amortization................    100,013      84,326     82,242
        Nonrecurring gains...........................    (86,799)     (8,673)   (14,111)
        Other, net...................................    (14,668)     29,088      6,041
                                                       ---------   ---------   --------
                  Net cash provided by discontinued
                    operating activities.............  $ 132,334   $ 179,885   $141,806
                                                       =========   =========   ========
        Capital expenditures.........................  $(116,914)  $ (82,333)  $(60,426)
        Proceeds from disposal of assets.............     91,665      14,952     20,224
        Acquisitions, net of cash acquired...........     (1,413)   (110,910)   (16,531)
        Other, net...................................     (5,371)       (566)      (842)
                                                       ---------   ---------   --------
                  Net cash used in investing
                    activities of discontinued cable
                    operations.......................  $ (32,033)  $(178,857)  $(57,575)
                                                       =========   =========   ========

NOTE Q -- PROPOSED REORGANIZATION

     In June 1994, the Company signed an agreement to merge its cable television operations with Cox Cable Communications, Inc. (Cox Cable). It is contemplated that prior to the merger the Company will borrow approximately $1.31 billion. The Company will then transfer all of its non-cable operations, including the $1.31 billion in cash, into a newly formed entity, New Times Mirror, as part of a tax-free reorganization. Old Times Mirror, then owning the Company's cable television operations and obligated to pay the newly incurred debt, will be merged into Cox Cable. Each share of the Company's Series A and Series C common stock outstanding prior to the merger will be converted into one share of New Times Mirror Series A or Series C common stock, respectively. As a result, voting interests in New Times Mirror will remain the same as voting interests in Old Times Mirror. In addition, all non-Chandler Trust shareholders will receive common stock of Cox Cable with an estimated aggregate fair value of $932,000,000. Due to certain constraints imposed by the terms of the Chandler Trusts, in lieu of common stock of Cox Cable, the Chandler Trusts will receive non-voting, Series A cumulative preferred stock in New Times Mirror. The fair value of the preferred stock received by the Chandler Trusts will be substantially equivalent to the fair value of the Cox Cable common stock received by the other shareholders, after giving effect to their respective proportionate interest in Old Times Mirror. The Company expects this transaction will increase shareholders' equity by approximately $670,000,000 and result in a gain of about $1.62 billion. This transaction is expected to be completed on February 1, 1995 and is subject to certain conditions, including the receipt of various regulatory approvals.

     In connection with the settlement of reorganization-related litigation, subsequent to the reorganization, shareholders will to be offered the opportunity to exchange shares of Series A or Series C common stock for shares of Series B cumulative preferred stock on a one-for-one basis. The Series B preferred stock will have one vote per share.

     At September 25, 1994, the Company had approximately $750,000,000 of publicly-held notes outstanding. The Company commenced a tender offer, which was completed on December 8, 1994, for $399,500,000 aggregate principal amount of its fixed-rate debt. The Company has commenced an offer to exchange long-term debt securities of New Times Mirror for $250,000,000 of its outstanding long-term debt (see Note I).

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

NOTE Q -- PROPOSED REORGANIZATION (CONTINUED)
     As previously reported, a number of lawsuits were filed in Delaware and California seeking to enjoin the proposed reorganization (See Note R for further information regarding these proceedings). The resolution of these lawsuits is not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE R -- CONTINGENT LIABILITIES

     The Company and its subsidiaries are defendants in actions for libel and other matters arising out of their business operations. In addition from time to time, the Company and its subsidiaries are involved as parties in various governmental and administrative proceedings, including environmental matters. The Company does not believe that any such proceedings currently pending will have a material adverse effect on its consolidated financial position, although an adverse resolution in any reporting period of one or more of these matters could have a material impact on results of operations for that period.

     A number of lawsuits were filed in Delaware and California in mid-1994 seeking to enjoin the proposed reorganization described in Note Q. On October 11, 1994, the Company announced an agreement to settle all of the shareholder litigation related to this proposed reorganization. Under the terms of the settlement, upon completion of the transactions, the Company will offer shareholders Series B preferred stock. The Chandler Trusts have agreed not to participate in this exchange offer. In addition, the settlement calls for the Company, subject to the exercise of the fiduciary duties of its Board of Directors, to pay an annual dividend of at least 24 cents per share on its common stock for the three years following the closing of the merger and to pay up to $6 million for plaintiffs' attorney fees and expenses. The settlement has been approved by the Delaware Chancery Court and the California Superior Court. The settlement of this litigation will not have an adverse material impact on the Company's financial position or results of operations.

NOTE S -- TRANSACTIONS WITH AN AFFILIATE

     To assure a long-term supply of newsprint for the Los Angeles Times, the Company has an agreement to purchase specified quantities of newsprint from a supplier in which the Company has a 20 percent interest. The specified quantities represent a majority of the Los Angeles Times' newsprint requirements and are purchased at prevailing market prices.


NOTE T -- EVENT SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITORS



     The transactions and events related to the Company's cable merger/reorganization, as disclosed in Notes I, Q and R, were completed on February 1, 1995 on a basis not substantially different from the descriptions contained in these referenced notes.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

               FIVE-YEAR SUMMARY OF BUSINESS SEGMENT INFORMATION


                                          1993         1992         1991         1990         1989
                                       ----------   ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS OF DOLLARS)
REVENUES
  Newspaper Publishing...............  $1,980,717   $1,943,229   $1,974,351   $2,066,872   $2,065,890
  Professional Information...........     992,220      935,448      851,633      757,882      654,593
  Consumer Media.....................     271,176      277,757      292,157      311,328      305,913
  Corporate and Other................                                   391       11,412       56,487
  Intersegment Revenues..............        (364)      (1,004)      (1,358)      (1,175)        (630)
                                       ----------   ----------   ----------   ----------   ----------
                                       $3,243,749   $3,155,430   $3,117,174   $3,146,319   $3,082,253
                                       ==========   ==========   ==========   ==========   ==========
OPERATING PROFIT (LOSS)(1)
  Newspaper Publishing...............  $  107,346   $   19,126   $   93,094   $  171,257   $  309,850
  Professional Information...........     174,855      114,348      193,161      165,741      144,836
  Consumer Media.....................      (3,785)      (3,527)      (7,775)      (9,496)      (1,180)
  Corporate and Other................     (89,374)     (66,188)     (69,808)     (59,364)     (13,106)
                                       ----------   ----------   ----------   ----------   ----------
                                       $  189,042   $   63,759   $  208,672   $  268,138   $  440,400
                                       ==========   ==========   ==========   ==========   ==========
IDENTIFIABLE ASSETS
  Newspaper Publishing...............  $2,012,623   $2,036,453   $2,023,275   $2,044,545   $1,907,900
  Professional Information...........   1,030,586      971,833      788,260      753,184      690,416
  Consumer Media.....................     288,805      338,895      338,046      412,505      430,263
  Corporate and Other................     563,686      317,423      341,493      383,616      369,663
  Discontinued Operations
     Cable Television................     606,678      495,036      509,942      484,611      439,185
     Broadcast Television............         285      123,439      120,649      125,109      125,562
  Eliminations.......................      (2,766)     (49,734)    (115,526)     (83,489)     (88,691)
                                       ----------   ----------   ----------   ----------   ----------
                                       $4,499,897   $4,233,345   $4,006,139   $4,120,081   $3,874,298
                                       ==========   ==========   ==========   ==========   ==========
DEPRECIATION, AMORTIZATION AND
  DEPLETION
  Newspaper Publishing...............  $  113,877   $  105,939   $  110,946   $  100,458   $   82,234
  Professional Information...........      44,490       40,092       41,640       42,701       40,743
  Consumer Media.....................      10,816       10,705       14,656       23,730       24,022
  Corporate and Other................       1,795        1,753        2,664        2,588        7,616
                                       ----------   ----------   ----------   ----------   ----------
                                       $  170,978   $  158,489   $  169,906   $  169,477   $  154,615
                                       ==========   ==========   ==========   ==========   ==========
CAPITAL EXPENDITURES
  Newspaper Publishing...............  $   66,429   $   88,226   $  119,963   $  231,493   $  312,473
  Professional Information...........      33,006       19,984       19,324       26,080       19,088
  Consumer Media.....................       1,718        1,579        1,142        2,744       10,102
  Corporate and Other................         940          321          494          938          785
  Discontinued Operations
     Cable Television................     116,914       82,333       60,426       66,641       70,590
     Broadcast Television............                    3,464        3,141        6,803        6,189
                                       ----------   ----------   ----------   ----------   ----------
                                       $  219,007   $  195,907   $  204,490   $  334,699   $  419,227
                                       ==========   ==========   ==========   ==========   ==========


- ---------------

(1) Includes restructuring charges as follows (in thousands):

                                          1993         1992         1991
                                       ----------   ----------   ----------
Newspaper Publishing.................  $   33,080   $  106,700   $   39,690
Professional Information.............      25,300       96,000        1,160
Corporate and Other..................      21,784                     1,450
                                       ----------   ----------   ----------
                                       $   80,164   $  202,700   $   42,300
                                       ==========   ==========   ==========

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                  THIRD QUARTER ENDED               YEAR-TO-DATE ENDED
                                             -----------------------------     -----------------------------
                                             SEPTEMBER 25,   SEPTEMBER 26,     SEPTEMBER 25,   SEPTEMBER 26,
                                                 1994            1993              1994            1993
                                             -------------   -------------     -------------   -------------
REVENUES...................................     $858,726        $806,882         $2,400,068      $2,346,683
                                                --------        --------         ----------      ----------
COSTS AND EXPENSES
  Cost of sales............................      454,214         464,997          1,291,433       1,292,607
  Selling, general and administrative
     expenses..............................      315,985         279,532            921,880         886,566
  Restructuring charges....................                        3,750                              3,750
                                                --------        --------         ----------      ----------
                                                 770,199         748,279          2,213,313       2,182,923
OPERATING PROFIT...........................       88,527          58,603            186,755         163,760
  Interest expense.........................      (17,445)        (21,057)           (51,757)        (64,777)
  Nonrecurring gains.......................       11,872                             22,099
  Other, net...............................           90          (1,211)             2,062           2,282
                                                --------        --------         ----------      ----------
Income from continuing operations before
  income taxes.............................       83,044          36,335            159,159         101,265
  Income taxes.............................       43,250          21,086             79,774          53,959
                                                --------        --------         ----------      ----------
Income from continuing operations..........       39,794          15,249             79,385          47,306
Income from discontinued operations, net of
  income taxes.............................       12,505          62,458             41,009         108,047
                                                --------        --------         ----------      ----------
NET INCOME.................................     $ 52,299        $ 77,707         $  120,394      $  155,353
                                                ========        ========         ==========      ==========
Earnings per share:
  Continuing operations....................     $    .31        $    .12         $      .61      $      .37
  Discontinued operations..................          .10             .48                .32             .84
                                                --------        --------         ----------      ----------
Earnings per share.........................     $    .41        $    .60         $      .93      $     1.21
                                                ========        ========         ==========      ==========

           See notes to condensed consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                                SEPTEMBER 25,   DECEMBER 31,
                                                                                    1994            1993
                                                                                -------------   ------------
                                                                                 (UNAUDITED)
Current Assets
  Cash and cash equivalents...................................................    $   92,242     $   46,756
  Accounts receivable, less allowance for doubtful accounts and returns of
     $77,305 and $70,866......................................................       524,549        511,347
  Note and other receivables..................................................                      296,458
  Inventories.................................................................       148,472        161,251
  Deferred income taxes.......................................................        31,635         40,965
  Net assets of discontinued cable television operations......................       626,091
  Prepaid and other...........................................................       117,291        160,097
                                                                                  ----------     ----------
     Total Current Assets.....................................................     1,540,280      1,216,874
Property, plant and equipment, at cost less accumulated depreciation of
  $813,857 and $760,609.......................................................     1,294,005      1,308,628
Goodwill......................................................................       711,947        714,357
Net assets of discontinued cable television operations........................                      606,678
Other intangibles.............................................................       122,652        132,690
Deferred charges and other assets.............................................       543,956        520,670
                                                                                  ----------     ----------
                                                                                  $4,212,840     $4,499,897
                                                                                  ==========     ==========
                                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable............................................................    $  359,680     $  380,005
  Accrued liabilities.........................................................        45,768         94,436
  Short-term debt.............................................................       128,044        336,356
  Income taxes................................................................        20,713          1,232
  Other current liabilities...................................................       336,421        331,137
                                                                                  ----------     ----------
     Total Current Liabilities................................................       890,626      1,143,166
Long-term debt................................................................       749,044        795,454
Deferred income taxes.........................................................       197,407        196,869
Other liabilities and deferrals...............................................       456,770        465,133
                                                                                  ----------     ----------
     Total Liabilities........................................................     2,293,847      2,600,622
                                                                                  ----------     ----------
Shareholders' Equity
  Common stock
     Series A, $1 par value; 300,000,000 authorized; 98,700,000 and 97,588,000
      issued..................................................................        98,700         97,588
     Series B, $1 par value; 100,000,000 authorized; no shares issued
     Series C, convertible, $1 par value; 150,000,000 authorized; 31,259,000
      and 32,366,000 issued...................................................        31,259         32,366
  Preferred stock, $1 par value; 4,500,000 shares authorized; no shares issued
  Additional paid-in capital..................................................       167,331        167,490
  Retained earnings...........................................................     1,707,446      1,687,574
                                                                                  ----------     ----------
                                                                                   2,004,736      1,985,018
                                                                                  ----------     ----------
  Less treasury stock, at cost; 1,345,000 Series A shares.....................        61,543         61,543
                                                                                  ----------     ----------
                                                                                   1,943,193      1,923,475
  Less guaranteed debt of ESOP................................................        24,200         24,200
                                                                                  ----------     ----------
     Total Shareholders' Equity...............................................     1,918,993      1,899,275
                                                                                  ----------     ----------
                                                                                  $4,212,840     $4,499,897
                                                                                  ==========     ==========

           See notes to condensed consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                STATEMENTS OF CONDENSED CONSOLIDATED CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                    YEAR-TO-DATE ENDED
                                                                               -----------------------------
                                                                               SEPTEMBER 25,   SEPTEMBER 26,
                                                                                   1994            1993
                                                                               -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net cash provided by continuing operating activities.......................    $ 234,556       $ 212,029
  Net cash provided by discontinued operating activities.....................      108,765         115,325
                                                                                 ---------       ---------
          Net cash provided by operating activities..........................      343,321         327,354
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of operating assets....................................      334,760          35,541
  Capital expenditures.......................................................      (81,221)        (72,823)
  Acquisitions, net of cash acquired.........................................      (39,737)        (22,300)
  Additions to product development costs.....................................      (48,443)        (39,146)
  Other, net.................................................................       (1,217)            (26)
                                                                                 ---------       ---------
  Net cash provided by (used in) continuing investing activities.............      164,142         (98,754)
  Net cash used in investing activities from discontinued cable operations...     (103,626)         (2,556)
                                                                                 ---------       ---------
          Net cash provided by (used in) investing activities................       60,516        (101,310)
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of debt..........................................................     (408,719)       (358,717)
  Proceeds from issuance of debt.............................................      154,697         248,563
  Dividends paid.............................................................     (104,175)       (104,152)
  Other, net.................................................................         (154)          2,515
                                                                                 ---------       ---------
          Net cash used in financing activities..............................     (358,351)       (211,791)
                                                                                 ---------       ---------
Increase in cash and cash equivalents........................................       45,486          14,253
Cash and cash equivalents at beginning of year...............................       46,756          57,881
                                                                                 ---------       ---------
Cash and cash equivalents at end of period...................................    $  92,242       $  72,134
                                                                                 =========       =========
Cash paid during the period for:
  Interest (net of amounts capitalized)......................................    $  53,957       $  71,815
  Income taxes...............................................................       67,780          44,586

           See notes to condensed consolidated financial statements

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- BASIS OF PREPARATION

     The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the fiscal year. For further information, refer to the consolidated financial statements and accompanying notes incorporated in the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     Certain amounts have been reclassified to conform to the third quarter 1994 presentation.

NOTE B -- PROPOSED REORGANIZATION

     In June 1994, the Company signed an agreement to merge its cable television operations with Cox Cable Communications, Inc. (Cox Cable). It is contemplated that prior to the merger the Company will borrow approximately $1.31 billion. The Company will then transfer all of its non-cable operations, including the $1.31 billion in cash, into a newly formed entity, New Times Mirror, as part of a tax-free reorganization. Old Times Mirror, then owning the Company's cable television operations and obligated to pay the newly incurred debt, will be merged into Cox Cable. Each share of the Company's Series A and Series C common stock outstanding prior to the merger will be converted into one share of New Times Mirror Series A or Series C common stock, respectively. As a result, voting interests in New Times Mirror will remain the same as voting interests in Old Times Mirror. In addition, all non-Chandler Trust shareholders will receive common stock of Cox Cable with an estimated aggregate fair value of $932,000,000. Due to certain constraints imposed by the terms of the Chandler Trusts, in lieu of common stock of Cox Cable, the Chandler Trusts will receive non-voting, Series A cumulative preferred stock in New Times Mirror. The fair value of the preferred stock received by the Chandler Trusts will be substantially equivalent to the fair value of the Cox Cable common stock received by the other shareholders, after giving effect to their respective proportionate interest in Old Times Mirror. The Company expects this transaction will increase shareholders' equity by approximately $670,000,000 and result in a gain of about $1.62 billion. This transaction is expected to be consummated on February 1, 1995 and is subject to certain conditions, including the receipt of various regulatory approvals.

     In connection with the settlement of reorganization-related litigation, subsequent to the reorganization, shareholders will to be offered the opportunity to exchange shares of Series A or Series C common stock for shares of Series B cumulative preferred stock on a one-for-one basis. The Series B preferred stock will have one vote per share.

     At September 25, 1994, the Company had approximately $750,000,000 of publicly-held notes outstanding. The Company commenced a tender offer, which was completed on December 8, 1994, for $399,500,000 aggregate principal amount of its fixed-rate debt. The Company has commenced an offer to exchange long-term debt securities of New Times Mirror for $250,000,000 of its outstanding long-term debt (See Note F).

     As previously reported, a number of lawsuits were filed in Delaware and California seeking to enjoin the proposed reorganization (See Note J for further information regarding these proceedings). The resolution of these lawsuits is not expected to have a material adverse effect on the Company's financial position or results of operations.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE C -- DISCONTINUED OPERATIONS

     As a result of the proposed reorganization described in Note B, the Company's cable television operations are reported as discontinued operations.

     In March 1993, the Company announced two agreements for the sale of its broadcast television stations to Argyle Television Holdings, Inc. (Argyle). The sale of KTVI-TV, an ABC affiliate in St. Louis, Missouri, and WVTM-TV, an NBC affiliate in Birmingham, Alabama, was completed in July, 1993. The sale of the Company's remaining two stations, KDFW-TV in Dallas, Texas and KTBC-TV in Austin, Texas, both CBS affiliates, was completed near the end of 1993. The sale of the four stations resulted in a gain of $131,702,000, net of income tax expense of $76,928,000. Most of the $320,000,000 in proceeds was received in January 1994 and was used to redeem commercial paper.

     The results of operations of the Broadcast and Cable Television segments have been reported separately as discontinued operations in the Statements of Consolidated Income. Income from discontinued operations is summarized as follows (in thousands):

                                                    THIRD QUARTER ENDED             YEAR-TO-DATE ENDED
                                               -----------------------------   -----------------------------
                                               SEPTEMBER 25,   SEPTEMBER 26,   SEPTEMBER 25,   SEPTEMBER 26,
                                                   1994            1993            1994            1993
                                               -------------   -------------   -------------   -------------
Revenues.....................................     $121,768        $134,585        $368,929        $422,104
                                                  --------        --------        --------        --------
Income before income taxes...................       24,106         112,647          75,624         188,457
Income taxes.................................       11,601          50,189          34,615          80,410
                                                  --------        --------        --------        --------
Net income...................................     $ 12,505        $ 62,458        $ 41,009        $108,047
                                                  ========        ========        ========        ========

     Income from discontinued operations for 1993 included gains on sales of assets totaling $82,019,000 or $47,604,000 (37 cents per share) after applicable income taxes for the third quarter, and $86,799,000 or $50,364,000 (39 cents per share) net of income taxes for the year-to-date.

     The net assets of the Cable Television operations which will be transferred to Cox Cable, comprised principally of fixed assets, goodwill and other intangibles, have been classified as net assets of discontinued operations for all reported periods.

NOTE D -- NONRECURRING GAINS

     In the third quarter of 1994, the Company recognized a gain of $11,872,000, or $4,215,000 (3 cents per share) after applicable income taxes, on the divestiture of a small elementary-high school book publishing operation. In addition, in May, 1994, the Company sold preferred stock and warrants to purchase common stock obtained as part of the 1992 settlement of a note receivable related to the 1987 sale of the Denver Post. This transaction increased income before income taxes by $10,227,000, or $6,431,000 (5 cents per share) after applicable income taxes.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE E -- INVENTORIES

     Inventories are summarized as follows (in thousands):

                                                               SEPTEMBER 25,   DECEMBER 31,
                                                                   1994            1993
                                                               -------------   ------------
        Newsprint, paper, and other raw materials............     $ 35,898       $ 39,066
        Books and other finished products....................       88,245         94,675
        Work-in-process......................................       24,329         27,510
                                                                  --------       --------
                                                                  $148,472       $161,251
                                                                  ========       ========

NOTE F -- DEBT

     Short-term debt is summarized as follows (in thousands):

                                                               SEPTEMBER 25,   DECEMBER 31,
                                                                   1994            1993
                                                               -------------   ------------
        Commercial paper.....................................     $103,574       $312,000
        Current maturities of long-term debt.................       24,470         24,356
                                                                  --------       --------
                                                                  $128,044       $336,356
                                                                  ========       ========

     Long-term debt is summarized as follows (in thousands):

                                                               SEPTEMBER 25,   DECEMBER 31,
                                                                   1994            1993
                                                               -------------   ------------
        Commercial paper.....................................                    $ 46,231
        7 1/8% Debentures due March 1, 2013..................     $150,000        150,000
        7 3/8% Debentures due July 1, 2023...................      100,000        100,000
        8 7/8% Notes due March 1, 2001.......................      100,000        100,000
        8.70% Notes due June 15, 1999........................       99,993        100,000
        8.55% Notes due June 1, 2000.........................       99,500         99,500
        8 7/8% Ten-Year Notes due February 1, 1998...........      100,000        100,000
        Medium-Term Notes due from March 20, 1997 to April 3,
          2000, with an average interest rate of 8.63%.......      100,000        100,000
        Guaranteed debt of ESOP, maturing December 15,
          1994...............................................       24,200         24,200
        Others at various interest rates, maturing through
          2003...............................................        1,596          1,761
                                                                  --------       --------
                                                                   775,289        821,692
        Unamortized discount.................................       (1,775)        (1,882)
        Less current maturities..............................      (24,470)       (24,356)
                                                                  --------       --------
                                                                  $749,044       $795,454
                                                                  ========       ========

Commercial paper borrowings of $103,574,000 at September 25, 1994 and $358,231,000 at December 31, 1993, carried a weighted average interest rate of 4.9% and 3.3%, respectively. The Company has agreements with several domestic and foreign banks for unsecured short-term revolving lines of credit which support its commercial paper borrowings. The domestic agreements expire April 27, 1995 and provide for borrowings up to $240,000,000. The foreign agreements expire May 25, 1995 and provide for borrowings up to $150,000,000. As of September 25, 1994, the Company had not borrowed under these agreements. All of the commercial paper borrowings are classified as short-term as of September 25, 1994.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE F -- DEBT (CONTINUED)

     In connection with the proposed reorganization (See Note B), the Company has commenced a tender offer for $399,500,000 aggregate principal amount of its fixed-rate debt maturing from 1997 through 2001. The offer, which ended on December 8, 1994, resulted in the tender of $345.2 million of debt. Proceeds from private sales of short-term securities funded the tender and these borrowings are expected to be repaid in early 1995 when the cable merger is completed. In connection with the short-term security issuances, the Company increased its unsecured short-term revolving bank lines of credit to an aggregate amount of $630,000,000. In connection with the tender, in September the Company entered into interest rate swap agreements which were to commence in January 1995 and exchange payments at fixed rates for payments at variable rates on an aggregate principal amount of $200,000,000 of debt. These swaps and a swap entered into in 1993 were redeemed when the tender offers ended. The Company will record an extraordinary loss of approximately $12,900,000 in the fourth quarter of 1994 in connection with the tender offers.

     The Company has commenced an offer to exchange long-term debt securities of New Times Mirror for $250,000,000 of its outstanding long-term debt in connection with the cable television merger. With respect to this debt, the Company entered into long-term interest rate swap agreements commencing January 1995 which exchange payments at fixed rates for payments at variable rates.

     As contemplated by the cable merger agreement, the Company expects to borrow up to approximately $1.31 billion prior to the merger and the related debt from this borrowing, along with approximately $54 million of fixed rate debt which was not tendered, will be assumed by Cox Cable. Part of the proceeds of these borrowings are expected to be used to retire the short-term securities issued to finance the debt tender and to redeem, when first callable on February 1, 1995, the $100,000,000 of 8 7/8% Notes due February 1, 1998.

NOTE G -- EARNINGS AND DIVIDENDS PER SHARE

     Earnings per share computations were based upon the weighted average number of shares of common stock and common stock equivalents outstanding of 128,722,000 and 128,718,000 for third quarters ended September 25, 1994 and September 26, 1993, respectively. The weighted average number of shares were 128,798,000 and 128,739,000 for year-to-date ended September 25, 1994 and September 26, 1993, respectively. Fully diluted earnings per share were the same as the earnings per share indicated.

     Cash dividends of 27 cents per share of common stock were declared in the third quarters of both 1994 and 1993.

NOTE H -- CASH MANAGEMENT SYSTEM

     Under the Company's cash management system, the bank notifies the Company daily of checks presented for payment against its primary disbursing accounts. The Company transfers funds from other sources, such as short-term investments or commercial paper issuance, to cover the checks presented for payment. This program results in a book cash overdraft in the primary disbursing accounts as a result of the checks outstanding. The book overdraft, which was reclassified to accounts payable, was approximately $44,845,000 and $41,733,000 at September 25, 1994 and December 31, 1993, respectively.

NOTE I -- INCOME TAXES

     The Company's effective tax rate for continuing operations exceeds the federal statutory income tax rate due principally to state taxes and permanent state and federal tax differences related to the non-deductible amortization of goodwill and other intangibles.

                   THE TIMES MIRROR COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE J -- CONTINGENT LIABILITIES

     The Company and its subsidiaries are defendants in actions for libel and other matters arising out of their business operations. In addition from time to time, the Company and its subsidiaries are involved as parties in various governmental and administrative proceedings, including environmental matters. The Company does not believe that any such proceedings currently pending will have a material adverse effect on its consolidated financial position, although an adverse resolution in any reporting period of one or more of these matters could have a material impact on results of operations for that period.

     A number of lawsuits were filed in Delaware and California in mid-1994 seeking to enjoin the proposed reorganization described in Note B. On October 11, 1994, the Company announced an agreement to settle all of the shareholder litigation related to this proposed reorganization. Under the terms of the settlement, upon completion of the transactions, the Company will offer shareholders Series B preferred stock. The Chandler Trusts have agreed not to participate in this exchange offer. In addition, the settlement calls for the Company, subject to the exercise of the fiduciary duties of its Board of Directors, to pay an annual dividend of at least 24 cents per share on its common stock for the three years following the closing of the merger and to pay up to $6 million for plaintiffs' attorney fees and expenses. The settlement has been approved by the Delaware Chancery Court and the California Superior Court. The settlement of this litigation will not have an adverse material impact on the Company's financial position or results of operations.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "GCL"), the Certificate of Incorporation of the registrant eliminates the liability of the directors of the registrant to the registrant or its stockholders for breach of fiduciary duty, except for liabilities related to breach of the duty of loyalty, actions not in good faith, and certain other liabilities.



     As permitted by Section 145 of the GCL, Article VII, Section 1 of the Bylaws of the registrant provides for the indemnification of its directors, officers, and employees against expenses actually and reasonably incurred in connection with certain stated proceedings and under certain stated conditions.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS


     3.1    Restated Certificate of Incorporation of the registrant, as filed with the
            Secretary of State of the State of Delaware on January 23, 1995.
     3.2    Certificate of Amendment to Certificate of Incorporation of the registrant, as filed with the Secretary of State of the State of Delaware on February 1, 1995.
     3.3    Certificate of Designations of Series C Common Stock, as filed with the Secretary of State of the State of Delaware on January 23, 1995.
     3.4    Bylaws of the registrant.
     3.5    Form of Certificate of Designations of Series A Preferred Stock.*
     3.6    Form of Certificate of Designations of Series B Preferred Stock.*
     5      Opinion of Gibson, Dunn & Crutcher regarding legality of securities being registered.
     8      Opinion of Gibson, Dunn & Crutcher regarding certain federal income tax matters.
    11      Computation of Earnings Per Share.
    12      Computation of Ratio of Earnings to Fixed Charges.
    21      Subsidiaries of the registrant.
    23.1    Consent of Ernst & Young LLP.
    23.2    Consent of Gibson, Dunn & Crutcher (included in Exhibit 5 to this Registration
            Statement).


- ---------------


 * Filed as an exhibit to the Registration Statement on Form S-4 of the registrant (File No. 33-80154) and incorporated herein by reference.



(B) FINANCIAL SCHEDULES.


     Not applicable.

(C) OPINIONS OF FINANCIAL ADVISORS.

     Not applicable.

ITEM 22. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 14, 1995.



                                          THE TIMES MIRROR COMPANY



                                          By:     /s/  ROBERT F. ERBURU
                                              ----------------------------------
                                                       Robert F. Erburu
                                                    Chairman of the Board,
                                                President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.


                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  -----------------------------  ------------------

             /s/  ROBERT F. ERBURU              Director, President and      February 14, 1995
- ---------------------------------------------
                  Robert F. Erburu                Chief Executive Officer
                                               (Principal Executive Officer)

             /s/  JAMES F. GUTHRIE                  Vice President and         February 14, 1995
- ---------------------------------------------     Chief Financial Officer
                  James F. Guthrie               (Principal Financial and
                                                    Accounting Officer)


              /s/  OTIS CHANDLER                         Director              February 14, 1995
- ---------------------------------------------
                   Otis Chandler

           /s/  CLAYTON W. FRYE, JR.                     Director              February 14, 1995
- ---------------------------------------------
                Clayton W. Frye, Jr.

- ---------------------------------------------            Director                         , 1995
                  David Laventhol

            /s/  HAROLD M. WILLIAMS                      Director              February 14, 1995
- ---------------------------------------------
                 Harold M. Williams

        /s/  GWENDOLYN GARLAND BABCOCK                   Director              February 14, 1995
- ---------------------------------------------
             Gwendolyn Garland Babcock

             /s/  DONALD R. BEALL                        Director              February 14, 1995
- ---------------------------------------------
                  Donald R. Beall

             /s/  JOAN A. PAYDEN                         Director              February 14, 1995
- ---------------------------------------------
                  Joan A. Payden

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  -----------------------------  ------------------

           /s/  WARREN B. WILLIAMSON                     Director              February 14, 1995
- ---------------------------------------------
                Warren B. Williamson

              /s/  JOHN E. BRYSON                        Director              February 14, 1995
- ---------------------------------------------
                   John E. Bryson

              /s/  BRUCE CHANDLER                        Director              February 14, 1995
- ---------------------------------------------
                   Bruce Chandler

        /s/  DR. ALFRED E. OSBORNE, JR.                  Director              February 14, 1995
- ---------------------------------------------
             Dr. Alfred E. Osborne, Jr.

          /s/  WILLIAM STINEHART, JR.                    Director              February 14, 1995
- ---------------------------------------------
               William Stinehart, Jr.


                                                         Director                         , 1995
- ---------------------------------------------
               Dr. Edward Zapanta

           /s/  C. MICHAEL ARMSTRONG                     Director              February 14, 1995
- ---------------------------------------------
                C. Michael Armstrong

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
    EXHIBIT                                                                             NUMBERED
      NO.                                  DESCRIPTION                                    PAGE
    -------   ----------------------------------------------------------------------  ------------
     3.1      Restated Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on January 23, 1995...
     3.2      Certificate of Amendment to Certificate of Incorporation of the
              Registrant, as filed with the Secretary of State of the State of
              Delaware on February 1, 1995..........................................
     3.3      Certificate of Designations of Series C Common Stock, as filed with the Secretary of State of the State of Delaware on January 23, 1995...
     3.4      Bylaws of the Registrant..............................................
     3.5      Form of Certificate of Designations of Series A Preferred Stock*......
     3.6      Form of Certificate of Designations of Series B Preferred Stock*......
     5        Opinion of Gibson, Dunn & Crutcher regarding legality of securities being registered......................................................
     8        Opinion of Gibson, Dunn & Crutcher regarding certain federal income tax matters...........................................................
    11        Computation of Earnings Per Share.....................................
    12        Computation of Ratio of Earnings to Fixed Charges.....................
    21        Subsidiaries of the Registrant........................................
    23.1      Consent of Ernst & Young LLP..........................................
    23.2      Consent of Gibson, Dunn & Crutcher (included in Exhibit 5 to this
              Registration Statement)...............................................


- ---------------


 * Filed as an exhibit to the Registration Statement on Form S-4 of the registrant (File No. 33-80154) and incorporated herein by reference.